Execution Version

AGREEMENT AND PLAN OF MERGER
by and among
TYLER TECHNOLOGIES, INC.,
DEDOMENA ACQUISITION, INC.,
SOCRATA, INC.,
AND
THE STOCKHOLDERS’ REPRESENTATIVE IDENTIFIED HEREIN

Dated as of
April 17, 2018

TABLE OF CONTENTS

ARTICLE I DEFINITIONS	1

1.1	Definitions. 1

1.2	Interpretation. 1

ARTICLE II THE MERGER	1

2.1	The Merger. 1

2.2	Closing. 2

2.3	Closing Deliverables. 2

2.4	Effective Time. 4

2.5	Effects of the Merger. 4

2.6	Certificate of Incorporation and Bylaws. 4

2.7	Directors and Officers. 5

ARTICLE III EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT COMPANIES	5

3.1	Effect of the Merger on Capital Stock. 5

3.2	Treatment of Options and Warrants. 6

3.3	Dissenting Shares. 6

3.4	Payment, Stock Certificates, and Withholding. 7

3.5	Post-Closing Total Merger Consideration Adjustment. 10

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF SOCRATA	12

4.1	Due Organization and Qualification; Power and Authority. 12

4.2	Authorization; Binding Agreement. 13

4.3	Non-Contravention. 13

4.4	Consents and Authorizations. 13

4.5	Capitalization. 14

4.6	Subsidiaries. 14

4.7	Financial Statements. 14

4.8	Liabilities and Obligations. 15

4.9	Accounts and Notes Receivable. 16

4.10	Assets. 16

4.11	Material Customers and Contracts. 17

4.12	Intellectual Property. 17

4.13	Environmental Matters. 20

4.14	Employment. 20

4.15	Employee Benefit Plans. 22

4.16	Insurance. 25

4.17	Litigation and Compliance with Law. 25

4.18	Taxes. 25

4.19	Accounts with Banks and Brokerages; Powers of Attorney. 29

4.20	Absence of Certain Business Practices. 29

4.21	Related-Party Transactions. 29

4.22	Absence of Changes. 29

4.23	Broker’s or Finder’s Fees. 31

4.24	Accountant. 31

4.25	Books and Records. 31

4.26	No Implied Representations. 31

4.27	Disclosure. 31

ARTICLE V REPRESENTATIONS AND WARRANTIES OF THE TYLER ENTITIES	32

5.1	Due Organization; Power and Authority. 32

5.2	Authorization; Binding Agreement. 32

5.3	Non-Contravention. 32

5.4	Consents and Authorizations. 32

5.5	Litigation. 33

5.6	No Prior Operations of Merger Sub. 33

5.7	Available Funds. 33

5.8	Broker’s or Finder’s Fees. 33

5.9	Accountant. 33

5.10	Independent Investigation; Non-Reliance. 33

ARTICLE VI CERTAIN COVENANTS	34

6.1	Conduct of Business. 34

6.2	Access to Information. 35

6.3	Exclusivity. 35

6.4	Stockholder Approval. 36

6.5	Notification of Certain Matters. 37

6.6	Restrictive Covenants Agreement. 38

6.7	Consents, Approvals, Orders, and Authorizations. 38

6.8	Employees. 38

6.9	Fees and Expenses. 40

6.10	Public Announcements. 40

6.11	Further Assurances. 40

6.12	Director and Officer Indemnification and Insurance. 40

6.13	Confidentiality. 41

6.14	Stockholders’ Access to Books and Records. 41

6.15	Provisions Regarding Legal Representation; Attorney Client Privilege. 42

6.16	Minute Books and Other Deliveries. 43

ARTICLE VII TAX MATTERS	43

7.1	Intended Tax Treatment. 43

7.2	Tax Covenants. 43

7.3	Termination of Existing Tax Sharing Agreements. 44

7.4	Tax Indemnification. 44

7.5	Tax Returns. 44

7.6	Straddle Period. 45

7.7	Contests. 46

7.8	Cooperation and Exchange of Information. 46

7.9	Payments to Tyler. 47

7.10	Tax Treatment of Indemnification Payments. 47

7.11	FIRPTA Statement. 47

7.12	Survival. 47

7.13	Overlap. 47

ARTICLE VIII CONDITIONS PRECEDENT	47

8.1	Conditions to Each Party’s Obligation to Effect the Merger. 47

8.2	Conditions to Obligations of the Tyler Entities. 48

8.3	Conditions to Obligation of Socrata. 48

8.4	Frustration of Closing Conditions. 49

ARTICLE IX TERMINATION, AMENDMENT, AND WAIVER	49

9.1	Termination. 49

9.2	Effect of Termination. 50

9.3	Amendment. 51

9.4	Extension; Waiver. 51

9.5	Procedure for Termination or Amendment. 51

ARTICLE X INDEMNIFICATION	51

10.1	Indemnification by the Non-Series C Stockholders, the Participating Warrantholders, and Participating Optionholders. 51

10.2	Indemnification by Tyler. 52

10.3	Indemnification Procedures. 52

10.4	Third Party Claims. 52

10.5	Non-Third Party Claims. 53

10.6	Survival of Representations and Warranties and Covenants and Agreements. 54

10.7	Certain Limitations. 55

10.8	Payments. 57

10.9	Tax Treatment of Indemnification Payments. 57

10.10	Exclusive Remedy. 57

ARTICLE XI GENERAL PROVISIONS	57

11.1	Notices. 57

11.2	Assignment. 59

11.3	Entire Agreement, Amendments, and Waiver. 59

11.4	Governing Law; Consent to Jurisdiction; and Dispute Resolution. 59

11.5	Consents and Approvals. 60

11.6	Counterparts. 60

11.7	Severability. 61

11.8	No Third-Party Beneficiaries. 61

11.9	Time of Essence. 61

11.10	Disclosure Schedule. 61

11.11	Enforcement. 62

11.12	Exclusivity of Agreement. 62

11.13	Stockholders’ Representative. 63

ANNEX I – Defined Terms
ANNEX II – Interpretation

EXHIBIT A – Form of Letter of Transmittal

EXHIBIT B – Form of Support Agreement

AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of April 17, 2018, is by and among Tyler Technologies, Inc., a Delaware corporation (“Tyler”), Dedomena Acquisition, Inc., a Delaware corporation wholly owned by Tyler (“Merger Sub”) (Tyler and Merger Sub are sometimes collectively referred to as the “Tyler Entities” and individually as a “Tyler Entity”), Socrata, Inc., a Delaware corporation (“Socrata”), and Shareholder Representative Services LLC, a Colorado limited liability company (the “Stockholders’ Representative”), solely in its capacity as agent and attorney-in-fact for the Non-Series C Stockholders, the Participating Warrantholders, and the Participating Optionholders. Tyler, Merger Sub, Socrata, and the Stockholders’ Representative are sometimes referred to collectively herein as the “Parties” and individually as a “Party.”
RECITALS
A.    The boards of directors of Socrata and the Tyler Entities, and Tyler as the sole stockholder of Merger Sub, have approved and declared advisable this Agreement and the merger of Merger Sub with and into Socrata (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement, whereby the shares of Socrata Stock (other than shares of Socrata Stock directly owned by Socrata as treasury stock) will be converted into the right to receive the Total Merger Consideration.
B.    The Parties desire to make certain representations, warranties, covenants, and agreements in connection with the Merger and also to prescribe various conditions to the Merger.
NOW, THEREFORE, in consideration of the representations, warranties, covenants, and agreements contained in this Agreement, and subject to the conditions set forth herein, the Parties hereby agree as follows:
ARTICLE I
DEFINITIONS
1.1    Definitions. Capitalized terms used herein and not defined elsewhere in this Agreement shall have the meanings given such terms in Annex I.
1.2    Interpretation. For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires, the terms and provisions of this Agreement shall be interpreted in accordance with Annex II.
ARTICLE II
THE MERGER
2.1    The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the “DGCL”), Merger Sub shall be merged with and into Socrata at the Effective Time. Following the Effective Time, the separate corporate existence of Merger Sub shall cease, and Socrata shall continue as the surviving corporation in the Merger (the “Surviving Corporation”).

2.2    Closing. The closing of the Merger (the “Closing”) will take place at 10:00 a.m., Dallas, Texas time, on the later of April 30, 2018 and the first Business Day after satisfaction or (to the extent permitted by Law) waiver of the conditions set forth in ARTICLE VIII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), at the offices of Munck Wilson Mandala, LLP, 12770 Coit Road, Suite 600, Dallas, Texas 75251, unless another time, date, or place is agreed to in writing by Socrata and Tyler. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.” The Closing and exchange of documents may take place by facsimile or other electronic transmission.
2.3    Closing Deliverables. Subject to the terms and conditions set forth in this Agreement, the Parties shall consummate the following transactions with respect to the Closing:
(a)    On the Closing Date, Socrata and Merger Sub shall cause the Merger Filing to be duly executed and filed in accordance with the DGCL.
(b)    At or prior to the Closing (as indicated below), Socrata shall deliver or cause to be delivered to Tyler the following:
(i)    at least three Business Days prior to the Closing Date, the Estimated Closing Balance Sheet;
(ii)    at least three Business Days prior to the Closing Date, the Consideration Spreadsheet;
(iii)    at least three Business Days prior to the Closing Date, a payoff letter from each holder of the Closing Company Debt, in form and substance reasonably acceptable to Tyler, (A) setting forth the payoff amount of such Closing Company Debt, including accrued and unpaid interest thereon, as of the Closing Date and including a per diem amount with respect thereto for each additional day until paid off, (B) if applicable, providing for a reasonable and customary release of any Encumbrance on the assets of Socrata to secure such Closing Company Debt, subject only to the holder’s receipt of such payoff amount, and (C) if applicable, following receipt of such payoff amount, providing for the prompt filing by the holder (or Tyler on behalf of holder) of a UCC Termination Statement with the Secretary of State of the State of Delaware with respect to any filed UCC Financing Statement on file evidencing such Encumbrance;
(iv)    written resignations, effective as of the Closing Date, of each of the directors and officers of Socrata;
(v)    a certificate of the Chief Executive Officer or the Chief Financial Officer of Socrata dated as of the Closing Date certifying, in form and substance reasonably satisfactory to Tyler, that the conditions set forth in Sections 8.1(b), Section 8.2(a) and Section 8.2(b) have been met;
(vi)    a certificate of the Secretary of Socrata dated as of the Closing Date, certifying (A) that attached thereto is a true and correct copy of Socrata’s Bylaws, (B) that attached thereto are true and complete copies of (1) all resolutions of the board of directors of Socrata authorizing and approving the Merger, the execution, delivery, and performance of this Agreement and the Ancillary Documents, and the consummation of the transactions contemplated hereby and thereby and (2) all resolutions of the Stockholders authorizing and approving the Merger and adopting this Agreement, and that in each case such resolutions are in full force and effect and are all the resolutions adopted by the board of directors of Socrata and the Stockholders, respectively, in connection with the transactions contemplated hereby, and (C) the names and signatures of the officers of Socrata authorized to sign this Agreement, the Ancillary Documents, and the other documents to be delivered hereunder;
(vii)    a legal existence or good standing certificate for Socrata from the Secretary of State of the State of Delaware, as of a date within five Business Days immediately preceding the Closing Date; and
(viii)    the FIRPTA Statement duly executed by Socrata.
(c)    At or prior to the Closing, Tyler shall deliver or cause to be delivered the following:
(i)    a certificate of the Secretary of Tyler dated as of the Closing Date certifying that the conditions set forth in Section 8.3 have been met;
(ii)    a certificate of the Secretary of Tyler dated as of the Closing Date, certifying (A) that attached thereto are true and complete copies of all resolutions of the boards of directors of the Tyler Entities and by Tyler as the sole stockholder of Merger Sub authorizing and approving the Merger, the execution, delivery, and performance of this Agreement and the Ancillary Documents, and the consummation of the transactions contemplated hereby and thereby, and that such resolutions are in full force and effect and are all the resolutions adopted by the board of directors of the Tyler Entities and by Tyler as the sole stockholder of Merger Sub in connection with the transactions contemplated hereby, and (B) the names and signatures of the officers of Tyler authorized to sign this Agreement, the Ancillary Documents, and the other documents to be delivered hereunder; and
(iii)    a legal existence or good standing certificate for each of Tyler and Merger Sub from the Secretary of State of the State of Delaware, as of a date within five Business Days immediately preceding the Closing Date.
(d)    At the Closing, Tyler shall pay, in each case by wire transfer of immediately available funds:
(i)    on behalf of the Stockholders, the holders of the Closing Company Debt, if any, that amount of money due and owing from Socrata to each such holder of outstanding Closing Company Debt as set forth on the Consideration Spreadsheet and the applicable payoff letter;
(ii)    on behalf of the Stockholders, the payees of Transaction Expenses, if any, that amount of money due and owing from Socrata to each such payee as set forth on the Consideration Spreadsheet;

(iii)    on behalf of the Non-Series C Stockholders, Participating Warrantholders, and Participating Optionholders, the Stockholders’ Representative Expense Holdback to the Stockholders’ Representative;
(iv)    the portion of the Closing Merger Consideration payable to the Stockholders, the Participating Warrantholders, and the Non-Employee Participating Optionholders, as set forth on the Consideration Spreadsheet, to the Paying Agent in accordance with Section 3.4; and
(v)    the portion of the Closing Merger Consideration payable to the Participating Optionholders (other than the Non-Employee Participating Optionholders) to the Socrata Payroll Agent, as set forth on the Consideration Spreadsheet, in accordance with Section 3.4.
2.4    Effective Time. Subject to the provisions of this Agreement, as promptly as practicable on the Closing Date, the Tyler Entities and Socrata shall file a certificate of merger in such form as is required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL (the “Merger Filing”), and shall make all other filings and recordings required under the DGCL. The Merger shall become effective at such date and time as the Delaware certificate of merger is filed with the Secretary of State of the State of Delaware or at such subsequent date and time as the Tyler Entities and Socrata shall agree and specify in the Merger Filing. The date and time at which the Merger becomes effective is referred to in this Agreement as the “Effective Time.”
2.5    Effects of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses, and authority of Socrata and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, and duties of each of Socrata and Merger Sub shall become the debts, liabilities, obligations, restrictions, and duties of the Surviving Corporation.
2.6    Certificate of Incorporation and Bylaws.
(a)    At the Effective Time, the Certificate of Incorporation of Merger Sub in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with the terms thereof; provided, however, that the Certificate of Incorporation of Merger Sub shall be amended at the Effective Time to change the name of the corporation set forth therein from “Dedomena Acquisition, Inc.” to “Socrata, Inc.”
(b)    At the Effective Time, the Bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with terms thereof; provided, however, that the Bylaws of Merger Sub shall be amended at the Effective Time to change the name of the corporation set forth therein from “Dedomena Acquisition, Inc.” to “Socrata, Inc.”
2.7    Directors and Officers. The directors and officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors and officers,

respectively, of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.
ARTICLE III
EFFECT OF THE MERGER ON THE CAPITAL STOCK
OF THE CONSTITUENT COMPANIES
3.1    Effect of the Merger on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Socrata Stock or any capital stock of Merger Sub:
(a)    Cancellation of Treasury Stock. Each share of Socrata Stock that is directly owned by Socrata, as treasury stock, shall automatically be canceled at the Effective Time and shall cease to exist, and no consideration shall be delivered in exchange therefor.
(b)    Conversion of Series C Preferred Stock. Each share of Series C Preferred Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares of Series C Preferred Stock to be cancelled in accordance with Section 3.1(a), and (ii) shares of Series C Preferred Stock that are Dissenting Shares) shall be converted into the right to receive (without interest) an amount in cash equal to $2.9017 (the “Series C Per Share Merger Consideration”), which shall be payable in accordance with Section 3.4. At the Effective Time, all such shares of Series C Preferred Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a Stock Certificate that immediately prior to the Effective Time represented any such shares of Series C Preferred Stock shall cease to have any rights with respect thereto, except the right to receive, subject to the terms and conditions of this Agreement, the Series C Per Share Merger Consideration.
(c)    Conversion of All Other Socrata Stock. Each share of (i) Socrata Common Stock issued and outstanding immediately prior to the Effective Time and (ii) Series A Preferred Stock and Series B Preferred Stock, determined on an as-converted-to-Socrata Common Stock basis, issued and outstanding immediately prior to the Effective Time (in each case, other than (A) shares of such Socrata Stock to be cancelled in accordance with Section 3.1(a), and (B) such shares that are Dissenting Shares) shall be converted into the right to receive (without interest) an amount in cash (the “Other Per Share Merger Consideration”) equal to the Total Merger Consideration less the Series C Merger Consideration, and then divided by the Fully Diluted Shares, as may be adjusted pursuant to Section 3.5, which shall be payable in accordance with Section 3.4. At the Effective Time, all such shares of Socrata Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a Stock Certificate that immediately prior to the Effective Time represented any such shares of Socrata Stock shall cease to have any rights with respect thereto, except the right to receive, subject to the terms and conditions of this Agreement, the Other Per Share Merger Consideration.
(d)    Conversion of Merger Sub Capital Stock. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one newly issued, fully paid and non-assessable share of common stock of the Surviving Corporation.
3.2    Treatment of Options and Warrants.

(a)    At the Effective Time, each Option that is outstanding and unexercised immediately prior to the Effective Time, whether or not then vested or exercisable, shall be, by virtue of the Merger and without any action on the part of any Party, the Optionholder, or any other Person, cancelled and each Optionholder shall cease to have any rights with respect thereto, other than the right to receive with respect only to Vested In-Money Options an amount in cash, without interest, equal to the product of (i) the aggregate number of shares of Socrata Stock subject to such Vested In-Money Option, multiplied by (ii) the excess of the Other Per Share Merger Consideration over the per share exercise price under such Vested In-Money Option, as may be adjusted pursuant to Section 3.5, which shall be payable in accordance with Section 3.4. After the Effective Time, each Optionholder shall only be entitled to the payments described in this Section 3.2(a). For the avoidance of doubt, all unvested or Out-of-Money Options shall be cancelled and the holders thereof shall not have any right to receive any consideration in respect thereof or otherwise have any rights with respect thereto.
(b)    At or prior to the Effective Time, Socrata’s board of directors shall adopt, or cause to be adopted, any resolutions and take any actions necessary to (i) effectuate the provisions of Section 3.2(a) and (ii) cause the Stock Plan to terminate at or prior to the Effective Time.
(c)    At the Effective Time, each Warrant that is outstanding and unexercised immediately prior to the Effective Time shall be, by virtue of the Merger and without any action on the part of any Party, the Warrantholder, or any other Person, cancelled and each Warrantholder shall cease to have any rights with respect thereto, other than the right to receive with respect only to In-Money Warrants an amount in cash, without interest, equal to the product of (i) the aggregate number of shares of Socrata Stock subject to such In-Money Warrant, multiplied by (ii) the excess of the Other Per Share Merger Consideration over the per share exercise price under such In-Money Warrant, as may be adjusted pursuant to Section 3.5, which shall be payable in accordance with Section 3.4. After the Effective Time, each Warrantholder shall only be entitled to the payments described in this Section 3.2(c). For the avoidance of doubt, all Out-of-Money Warrants, if any, shall be cancelled and shall not have any right to receive any consideration in respect thereof.
3.3    Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, including Section 3.1, shares of Socrata Stock issued and outstanding immediately prior to the Effective Time (other than shares of Socrata Stock cancelled in accordance with Section 3.1(a)) and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who has properly exercised appraisal rights of such shares of Socrata Stock in accordance with Section 262 of the DGCL (such shares of Socrata Stock being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder's appraisal rights under the DGCL with respect to such shares of Socrata Stock) shall not be converted into a right to receive a portion of the Total Merger Consideration, but instead shall be entitled to only such rights as are granted by Section 262 of the DGCL; provided, however, that if, after the Effective Time, such holder fails to perfect, withdraws, or loses such holder's right to appraisal pursuant to Section 262 of the DGCL or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such shares of Socrata Stock shall be treated as if they had been converted as of the Effective Time into the right to receive the portion of the Total Merger Consideration, if any, to which such holder is entitled pursuant to Section 3.1, without interest thereon. Socrata shall provide Tyler prompt written notice of any demands received by Socrata for appraisal of shares of Socrata Stock, any withdrawal of any such demand and any other demand, notice or instrument delivered to Socrata prior to the Effective Time pursuant to the DGCL that relates to such demand, and Tyler shall have, at Tyler’s sole cost and expense, the opportunity and right to direct all negotiations and proceedings with respect to such demands. Except with the prior written consent of Tyler, Socrata shall not make any payment with respect to, or settle or offer to settle, any such demands.
3.4    Payment, Stock Certificates, and Withholding.
(a)    Payment Defined Terms. For purposes of this Agreement, the following terms shall have the meanings indicated:
(i)    The term “Total Merger Consideration” means the sum of (A) ONE HUNDRED FIFTY MILLION DOLLARS ($150,000,000.00), plus (B) the amount of Closing Company Cash, plus (C) the aggregate exercise prices of all Vested In-Money Options and In-Money Warrants, plus (D) the Closing Working Capital, minus (E) the Closing Company Debt, minus (F) the amount of Transaction Expenses, and minus (G) the Settlement Adjustment Amount.
(ii)    The term “Closing Merger Consideration” means the Total Merger Consideration less (A) the Working Capital Holdback, and less (B) the Stockholders’ Representative Expense Holdback; provided that for purposes of calculating the Closing Merger Consideration prior to Closing and for the purposes of the Consideration Spreadsheet, the Total Merger Consideration shall be calculated based on the Estimated Closing Company Cash and the Estimated Closing Working Capital.
(b)    Consideration Spreadsheet.
(i)    No later than three Business Days prior to the Closing Date Socrata shall deliver to Tyler a spreadsheet (referred to herein as the “Consideration Spreadsheet”) setting forth the following:
(A)    the Estimated Closing Company Cash as set forth on the Estimated Closing Balance Sheet;
(B)    the Estimated Closing Working Capital as set on the Estimated Closing Balance Sheet;
(C)    the amount of Closing Company Debt and the holders thereof;
(D)    the amount of Transaction Expenses and the payees thereof;
(E)    a calculation by Socrata of the Total Merger Consideration;
(F)    the allocation by Socrata of the Total Merger Consideration, in accordance with Sections 3.1(b) and 3.1(c), among the Stockholders, Participating Warrantholders, and the Participating Optionholders;

(G)    the allocation of the Working Capital Holdback among Non-Series C Stockholders, the Participating Warrantholders, and the Participating Optionholders;
(H)    the allocation of the Stockholders’ Representative Expense Holdback among Non-Series C Stockholders, the Participating Warrantholders, and the Participating Optionholders;
(I)    the allocation of the Closing Merger Consideration among the Stockholders, the Participating Warrantholders, and the Participating Optionholders; and
(J)    the Pro Rata Shares of the Non-Series C Stockholders, the Participating Warrantholders, and Participating Optionholders
(ii)    The Consideration Spreadsheet shall also set forth any required withholding amounts, in accordance with Section 3.4(g), for any Stockholder or Participating Warrantholders.
(iii)    If, after initial delivery of the Consideration Spreadsheet, there shall be any issuances of shares of Socrata Stock upon the exercise of In-Money Warrants or Vested In-Money Option or any transfers of shares of Socrata Stock, Socrata shall promptly, and in any event prior to the Closing Date, deliver to a Tyler an appropriately updated Consideration Spreadsheet that reflects such issuances or transfers.
(c)    Payment Procedures.
(i)    Appointment of Paying Agent. Prior to the Effective Time, Tyler shall appoint American Stock Transfer & Trust Company, LLC (the “Paying Agent”) to act as its paying agent in the Merger.
(ii)    Paying Agent; Payment Procedures. Tyler shall cause the Paying Agent as promptly as practicable following the Effective Time and in any event not later than two Business Days thereafter, to make available (electronically or by mail) to each Stockholder and Participating Warrantholder, using the e-mail address or physical address for such Stockholder or Participating Warrantholder set forth in the Consideration Spreadsheet, a letter of transmittal in substantially the form attached hereto as Exhibit A (a “Letter of Transmittal”). From and after the Effective Time, Tyler shall cause the Paying Agent on behalf of Tyler, to pay to each registered holder of record of Socrata Stock and each registered holder of In-Money Warrants as of immediately before the Effective Time (other than to those holders of Dissenting Shares not entitled to payment and holders of Socrata Stock referred to in Section 3.3) by wire transfer or check, as directed by each Stockholder or Participating Warrantholder, the amount of cash from the Closing Merger Consideration as set forth for such Stockholder or Participating Warrantholder on the Consideration Spreadsheet, as promptly as practicable following (a) the submission of a Letter of Transmittal duly completed and validly executed in accordance with the instructions thereto, (b) the surrender of Stock Certificates to the Paying Agent by such registered holder of record, and (c) submission of any other customary documents that the Paying Agent may reasonably require in connection therewith, if any. Notwithstanding the foregoing, a registered holder of record of an In-Money Warrant need not surrender such Warrant to the Paying Agent in order to receive the applicable consideration such Participating Warrantholder has the right to receive in respect of such In-Money Warrant pursuant to Section 3.2(c). At the Effective Time, all Socrata Stock will cease to exist and each outstanding Stock Certificate that prior to the Effective Time represented shares of Socrata Stock (other than Dissenting Shares) shall be deemed from and after the Effective Time, for all purposes, to evidence the right to receive the portion of the Total Merger Consideration as provided in Section 3.1; provided, however, that, Stock Certificates representing Dissenting Shares will entitle the holder thereof only the right to receive fair value of such shares in accordance with the provisions of the DGCL). If after the Effective Time, any Stock Certificate is presented to the Paying Agent, it shall be exchanged as provided in this Section 3.4(c)(ii).
(iii)    Option Payment Procedures. Tyler shall cause the payroll agent or agents of the Surviving Corporation (the “Socrata Payroll Agent”) on behalf of Tyler, no later than three Business Days after the Closing Date to cause to pay to each Participating Optionholder (excluding the Non-Employee Participating Optionholders), as a special payroll, the cash amount such Participating Optionholder has the right to receive pursuant to Section 3.2(a) as set forth for such Participating Optionholder on the Consideration Spreadsheet, subject to Section 3.4(g). Tyler shall cause the Paying Agent on behalf of Tyler, no later than three Business Days after the Closing Date to cause to pay to each Non-Employee Participating Optionholder, the cash amount such Non-Employee Participating Optionholder has the right to receive pursuant to Section 3.2(a) as set forth for such Participating Optionholder on the Consideration Spreadsheet.
(d)    No Further Ownership Rights in Socrata Stock. The Closing Merger Consideration paid in accordance with the terms of this ARTICLE III, subject to the indemnification provisions set forth herein, the post-Closing adjustment provisions set forth in Section 3.5, and the rights of the Stockholders with respect to the Working Capital Holdback, the Stockholders’ Representative Expense Holdback, each as provided herein, shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Socrata Stock formerly represented by such Stock Certificates. From and after the Effective Time, there shall be no further registration of transfers of shares of Socrata Stock on the stock transfer books of the Surviving Corporation.
(e)    Lost Stock Certificates. If any Stock Certificate shall have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the Person claiming such Stock Certificate to be lost, stolen, or destroyed, the Paying Agent shall deliver in exchange for such lost, stolen, or destroyed Stock Certificate the Closing Merger Consideration applicable to the type and number of shares of Socrata Stock evidenced thereby as set forth on Consideration Spreadsheet for such Stockholder.
(f)    Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of Socrata Stock shall occur, including by reason of any reclassification, recapitalization, stock split (including reverse stock split), or combination, exchange or readjustment of shares, or any stock dividend or distribution paid in stock, the applicable Per Share Merger

Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to reflect such change.
(g)    Withholding. As set forth on, and only as set forth on, the Consideration Spreadsheet (or as may be required with respect to any amounts paid to Participating Optionholders through the Socrata Payroll Agent) there shall be deducted and withheld from the consideration otherwise payable pursuant to this Agreement to any Stockholder or Participating Optionholder such amounts of Taxes as are required to be deducted and withheld with respect to the making of such payment under the Code, or any provision of state, local, or foreign Tax Law. Tyler or the Surviving Corporation, as applicable, shall promptly pay over, or cause to be promptly paid over, to the appropriate Governmental Authority responsible for Taxes all such Taxes and promptly provide evidence of such payment to the applicable Stockholder or Participating Optionholder. To the extent that amounts are so withheld and paid over to the appropriate Governmental Authority responsible for Taxes by Tyler or the Surviving Corporation, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the respective Stockholder or Participating Optionholder in respect of which such deduction and withholding was made by Tyler or the Surviving Corporation, as applicable. In no event shall Tyler or the Surviving Corporation withhold under FIRPTA, provided that Socrata delivers the FIRPTA Statement as provided in Section 7.11. The Parties agree to cooperate to minimize the amount of any withholding pursuant to this Section 3.4(g).
3.5    Post-Closing Total Merger Consideration Adjustment.
(a)    Not later than three Business Days prior to the Closing Date, Socrata shall prepare and deliver to Tyler a good faith estimate of the Closing Balance Sheet (the “Estimated Closing Balance Sheet”), including a calculation of estimated Closing Working Capital (the “Estimated Closing Working Capital”) and estimated Closing Company Cash (the “Estimated Closing Company Cash”). Notwithstanding anything in this Agreement to the contrary, Socrata may make cash distributions to the Stockholders prior to the Closing, but only to the extent Socrata reasonably believes that the Closing Working Capital will be equal to or greater than zero.
(b)    As promptly as practicable, but in no event later than 90 days after the Closing Date, Tyler shall in good faith prepare and deliver to the Stockholders’ Representative an unaudited balance sheet of Socrata as of the opening of business on the Closing Date (the “Closing Balance Sheet”), and set forth Tyler’s calculation of the Closing Working Capital and Closing Company Cash, in each case prepared in accordance with GAAP (provided that the Closing Balance Sheet need not contain footnote disclosures) and the Accounting Guidelines. Tyler shall permit the Stockholders’ Representative and its Representatives to have full access to the books, records, and other documents of Socrata or the Surviving Corporation, as applicable, necessary for the Stockholders’ Representative and its Representatives to review Tyler’s preparation of the Closing Balance Sheet and Tyler’s calculation of the Closing Working Capital and Closing Company Cash.
(c)    If the Stockholders’ Representative disagrees with any part of Tyler’s calculation of the Closing Working Capital or Closing Company Cash, the Stockholders’ Representative shall, within 30 days after the Stockholders’ Representative’s receipt of the Closing Balance Sheet and Tyler’s calculation of the Closing Working Capital and Closing Company Cash, notify Tyler in writing of such disagreement by setting forth the Stockholders’ Representative’s calculation of the Closing Working Capital and/or Closing Company Cash and describing in reasonable detail the basis for such disagreement (an “Objection Notice”). If an Objection Notice is delivered to Tyler, then the Stockholders’ Representative and Tyler shall negotiate in good faith to resolve their disagreements with respect to the computation of the Closing Working Capital and/or Closing Company Cash. If the Stockholders’ Representative and Tyler are unable to resolve all such disagreements within 30 days after Tyler’s receipt of the Objection Notice, the Stockholders’ Representative and Tyler shall submit such remaining disagreements to BDO USA LLP, or if such firm declines, such other nationally or regionally-recognized accounting firm as is acceptable to the Stockholders’ Representative and Tyler (the “Accountant”).
(d)    The Accountant shall resolve all remaining disagreements with respect to the computation of the Closing Working Capital and Closing Company Cash as soon as practicable, but in no event later than 60 days after its retention. The Accountant shall consider only those items and amounts in Tyler’s and the Stockholders’ Representative’s respective calculations of the Closing Working Capital and/or Closing Company Cash that are identified as being items and amounts to which Tyler and the Stockholders’ Representative have been unable to agree. In resolving any disputed item, the Accountant may not assign a value to any item greater than the greatest value for such item claimed by either Tyler or the Stockholders’ Representative or less than the smallest value for such item claimed by either Tyler or the Stockholders’ Representative. The Accountant’s determination of the Closing Working Capital and/or Closing Company Cash shall be based solely on written materials submitted by Tyler and the Stockholders’ Representative (i.e., not on an independent review) and on the definitions of “Socrata Working Capital” and “Closing Company Cash” included in this Agreement and made in accordance with GAAP, the Accounting Guidelines, and the terms of this Agreement. The determination of the Accountant shall be conclusive and binding upon the Parties. The costs and expenses of the Accountant in determining the Closing Working Capital and/or Closing Company Cash shall be borne by the Party (in the case of the Stockholders’ Representative, the costs and expenses of the Accountant shall be borne by the Non-Series C Stockholders, Participating Warrantholders, and Participating Optionholders) whose calculation thereof (or if both Closing Working Capital and Closing Company Cash are in dispute, the sum of such calculated amounts) reflects the larger variance from the Accountant’s determination thereof (or if both Closing Working Capital and Closing Company Cash are in dispute, the sum of the Accountant’s determinations of such amounts). The full amount of such costs and expenses shall be paid directly by Tyler or the Surviving Corporation, but if such costs and expenses are to be borne by the Non-Series C Stockholders, Participating Warrantholders, and Participating Optionholders, Tyler shall deduct such amount from the Working Capital Holdback. The Closing Working Capital, as finally determined pursuant to this Section 3.5, shall be referred to as the “Final Closing Working Capital” and the Closing Company Cash, as finally determined pursuant to this Section 3.5, shall be referred to as the “Final Closing Company Cash.”
(e)    Within five Business Days after the earlier of (i) the Stockholders’ Representative’s confirmation that it agrees with Tyler’s calculation of the Closing Working Capital and Closing Company Cash, each as set forth on the Closing Balance Sheet, and the resulting Closing Merger Consideration, (ii) the expiration of the 30-day notice period pursuant to Section 3.5(c) without receipt of an Objection Notice from the Stockholders’ Representative, or (iii) the final resolution of any dispute pursuant to Sections 3.5(c) or 3.5(d):
(i)    if the sum of the Final Working Capital and the Final Closing Company Cash exceeds (or is equal to) the sum of the Estimated Working Capital and the

Estimated Closing Company Cash, then Tyler shall pay an amount in cash equal to the balance of the Working Capital Holdback plus the amount of such excess to the Non-Series C Stockholders, the Participating Warrantholders, and the Participating Optionholders based on their respective Pro Rata Shares, by wire transfer of immediately available funds to the Paying Agent for further distribution to the Non-Series C Stockholders and the Participating Warrantholders and to the Socrata Payroll Agent for further distribution to the Participating Optionholders; and
(ii)    if the sum of the Final Working Capital and the Final Closing Company Cash is less than the sum of the Estimated Working Capital and the Estimated Closing Company Cash, then Tyler shall deduct such amount from the balance of the Working Capital Holdback and pay the remaining amount of the Working Capital Holdback to the Non-Series C Stockholders, the Participating Warrantholders, and the Participating Optionholders based on their respective Pro Rata Shares, by wire transfer of immediately available funds to the Paying Agent for further distribution to the Non-Series C Stockholders and the Participating Warrantholders and to the Socrata Payroll Agent for further distribution to the Participating Optionholders. If the balance of the Working Capital Holdback is insufficient to compensate Tyler, then Tyler shall deliver written notice thereof to the Non-Series C Stockholders, Participating Warrantholders, and Participating Optionholders of their obligation to pay to Tyler, based on their respective Pro Rata Shares, the amount of such deficiency and setting forth for each the respective amount due, within 30 days of receipt of such notice.
(f)    Any payments made pursuant to this Section 3.5 shall be treated as an adjustment to the Total Merger Consideration by the Parties for Tax purposes, unless otherwise required by applicable Tax Law.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SOCRATA
Socrata represents and warrants to the Tyler Entities as follows:
4.1    Due Organization and Qualification; Power and Authority.
(a)    Socrata is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Delaware and has the requisite corporate power and authority to carry on its business as it is now being conducted, to enter into this Agreement and the Ancillary Documents to which it is a party, and to consummate the transactions contemplated hereby and thereby, subject to, in the case of the consummation of the Merger, adoption of this Agreement by the requisite affirmative vote or consent of the Stockholders. True, complete, and correct copies of the Certificate of Incorporation and Bylaws of Socrata, each as amended, have been made available to Tyler.
(b)    Socrata is duly qualified or registered to do business in each jurisdiction in which the nature of its business or the ownership, leasing, or operation of its properties makes such qualification or registration necessary, except for those jurisdictions where the failure to be so qualified or registered would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each such jurisdiction in which Socrata is qualified or registered to do business is set forth on Schedule 4.1(b).
4.2    Authorization; Binding Agreement. The execution, delivery, and performance by Socrata of this Agreement and the Ancillary Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, including the Merger, have been duly authorized by all necessary corporate action on the part of Socrata, including by the board of directors of Socrata, subject only, in the case of the consummation of the Merger, to the requisite affirmative vote or consent of the Stockholders. This Agreement has been, and the Ancillary Documents to which Socrata is a party will be, duly executed and delivered by Socrata and, assuming the due authorization, execution, and delivery hereof and thereof by each of the Tyler Entities that are parties thereto, constitutes or, with respect to such Ancillary Documents upon execution and delivery will each constitute, a valid and binding obligation of Socrata, enforceable against Socrata in accordance with its terms, subject to (a) bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting or relating to the enforcement of creditors’ rights generally and (b) general equitable principles.
4.3    Non-Contravention. The execution, delivery, and performance by Socrata of this Agreement do not, and the execution, delivery, and performance by Socrata of the Ancillary Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby, including the Merger, will not, (a) violate the Certificate of Incorporation or Bylaws of Socrata, (b) except as set forth on Schedule 4.3 or Schedule 4.4(a), result in any breach, violation, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, or acceleration of any obligation or right of a Third Party or adversely affect any rights of Socrata under, or result in the creation of any Encumbrance upon any of the properties or assets of Socrata under, any Material Contract, or (c) subject to the Authorizations or filings referred to in Section 4.4(a), violate any judgment, order, decree, or Law applicable to Socrata, other than, in the case of clauses (b) and (c), any such conflicts, breaches, violations, defaults, rights, losses, or Encumbrances that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
4.4    Consents and Authorizations.
(a)    No Authorization of, action by or in respect of, or registration, declaration, or filing with, or notice to, any Governmental Authority or consent or approval by or notice to any counterparty to a Material Contract is required to be obtained or made by or with respect to Socrata in connection with the execution and delivery of this Agreement, and the Ancillary Documents to which it is a party, by Socrata or the consummation by Socrata of the Merger or the other transactions contemplated hereby or thereby, except for: (i) the Merger Filing; (ii) as set forth on Schedule 4.3; and (iii) such other Authorizations or Third Party consents, approvals, or notices, the failure of which to be made or obtained, individually or in the aggregate, would not reasonably be expected to have or result in a Material Adverse Effect and would not prevent or materially delay consummation of the Merger and the other transactions contemplated hereby.
(b)    Socrata has obtained all Authorizations that are necessary to carry on the businesses conducted by it as currently conducted, except for any such Authorization with respect to which the failure of Socrata to possess would not reasonably be expected to have a Material

Adverse Effect. To Socrata’s Knowledge, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) would reasonably be expected to constitute or result in a violation by Socrata of, or a failure to comply with the terms of, any Authorization, other than any violation or failure that would not reasonably be expected to have a Material Adverse Effect. Except as set forth on Schedule 4.4(b), Socrata has not received from any Governmental Authority specific written notification that any such Authorization (i) is not in full force and effect, (ii) has been violated in any respect, or (iii) is subject to any suspension, revocation, modification, or cancellation in any circumstance that, in each case, would reasonably be expected to have a Material Adverse Effect. There is no Proceeding pending or, to Socrata’s Knowledge, threatened regarding suspension, revocation, modification, or cancellation of any of such Authorizations, except in any circumstances in which the suspension, revocation, modification, or cancellation of such Authorizations would not reasonably be expected to have a Material Adverse Effect.
4.5    Capitalization. All of the shares of Socrata Stock are owned of record and beneficially as set forth on Schedule 4.5(i). All of the issued and outstanding shares of Socrata Stock have been duly authorized and validly issued and were not issued in violation of any preemptive rights or other preferential rights of subscription or purchase of any Person. Except as set forth on Schedule 4.5(ii), there are not, and on the Closing Date there will not be, outstanding (a) any shares of Socrata Stock or other equity interests of Socrata, (b) any options, warrants, or other rights to purchase from Socrata any equity interests of Socrata, (c) any securities convertible into or exchangeable for shares of any such equity interests, or (d) any other commitments of any kind for the issuance of additional shares of Socrata Stock, preferred stock, or options, warrants, or other securities of Socrata. Except as set forth on Schedule 4.5(iii), there are no outstanding agreements with respect to the ownership, transfer, or voting of the shares of Socrata Stock.
4.6    Subsidiaries. Except as set forth on Schedule 4.6, Socrata does not own, and has not owned in the past, of record or beneficially, or control, directly or indirectly, any capital stock, securities convertible into or exchangeable for capital stock, or any other equity interest in any Person relating to Socrata’s business or operations. Except as set forth on Schedule 4.6, Socrata is not, directly or indirectly, a participant in any net profits arrangement, joint venture, partnership, profit participation, limited partnership, limited liability company, or other noncorporate entity.
4.7    Financial Statements.
(a)    Attached as Schedule 4.7(a) are complete and correct copies of the following financial statements:
(i)    (1) the audited balance sheet of Socrata as of January 31, 2015, and (2) the audited balance sheets of Socrata as of January 31, 2016, and 2017 and the related audited income statements and statements of Stockholders’ equity and cash flows for each of the years then ended, together with the related notes, schedules, and report of Socrata’s independent accountants (such balance sheets and the related income statements and the related notes and schedules of Socrata are referred to herein as the “Audited Year-End Financial Statements”);

(ii)    The unaudited balance sheet of Socrata as of January 31, 2018 and the related unaudited income statement for each of the years then ended (such balance sheet and the related income statement and the related notes and schedules of Socrata are referred to herein as the “Unaudited Year-End Financial Statements” and, together with the Audited Year-End Financial Statements, the “Year-End Financial Statements”); and
(iii)    the unaudited balance sheet (the “Interim Balance Sheet”) of Socrata as of March 31, 2018 (the “Balance Sheet Date”) and the related unaudited income statement for the interim period ended on the Balance Sheet Date (such Interim Balance Sheet and the related statement of operations are referred to herein as the “Interim Financial Statements” and, together with the Year-End Financial Statements, the “Financial Statements”).
(b)    Except as set forth on Schedule 4.7(b), the Financial Statements have been prepared from the books and records of Socrata in conformity with GAAP in all material respects (subject, in the case of the Unaudited Year-End Financial Statements and Interim Financial Statements, to normal and recurring year-end adjustments and the absence of notes) and fairly present, in all material respects, the financial position and results of operations of Socrata as of the dates of such statements and for the periods covered thereby. The Audited Year-End Financial Statements include all adjustments, which consist only of normal recurring accruals, necessary for such fair presentation in all material respects. Except as set forth on Schedule 4.7(b), since January 1, 2015, Socrata has maintained a system of internal accounting controls sufficient to provide reasonable assurance that Socrata’s material transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP. The books of account of Socrata have been kept accurately in all material respects in the ordinary course of business, the transactions entered therein represent bona fide transactions, and the revenues, expenses, assets, and liabilities of Socrata have been properly recorded therein in all material respects.
4.8    Liabilities and Obligations.
(a)    Except as set forth on Schedule 4.8(a), Socrata does not have any liabilities or obligations of a type required to be reflected on a balance sheet prepared in accordance with GAAP, except (i) those (A) that are accrued, reserved against in the Financial Statements or reflected thereon or (B) that were incurred after the Balance Sheet Date in the ordinary course of business, are not material in amount, and (ii) those arising under existing Contracts.
(b)    Attached to Schedule 4.8(b) are (i) a schedule setting forth information regarding Socrata’s outstanding indebtedness for borrowed money (including overdrafts) as of the Balance Sheet Date, including outstanding principal amounts, accrued interest, interest rates, account and creditor information, and applicable prepayment penalties, and (ii) a schedule of Socrata’s Deferred Revenue Liabilities as of the Balance Sheet Date.
4.9    Accounts and Notes Receivable. The trade and other accounts receivable of Socrata, including those classified as current assets on the Interim Balance Sheet, are bona fide receivables, were acquired in the ordinary course of business, were stated in accordance with GAAP and, as of the Balance Sheet Date, net of reserves reflected in the Interim Financial Statements with respect to the accounts receivable as of the Balance Sheet Date, assuming the employment of collection efforts consistent with the past practices of Socrata. Schedule 4.9 sets forth an accurate list of the accounts and notes receivable of Socrata as of the Balance Sheet Date (including with respect to each such invoice, the invoice number, the invoice date, the customer name, and the amount of such invoice), including any such amounts which are not reflected in the Interim Balance Sheet. Schedule 4.9 also sets forth an accurate aging of all accounts and notes receivable as of the Balance Sheet Date, showing amounts due in 30-day aging categories (up to 120 plus days). Nothing contained in this Section 4.9 shall be construed as a guaranty of collection of any accounts receivable.
4.10    Assets.
(a)    Socrata is in possession of and has good and marketable title to, a valid right to use, or has a valid leasehold or license interests under, all of its tangible assets, including all of the assets reflected on the Balance Sheet or acquired since the Balance Sheet Date (except those sold or otherwise disposed of since the date of the Balance Sheet in the ordinary course of business consistent with past practice), and except for any deficiencies in title that, individually or in the aggregate, would not reasonably be expected to have or result in a Material Adverse Effect (such tangible personal properties are collectively “Fixed Assets”), in each case free and clear of any and all Encumbrances other than Permitted Encumbrances and those listed on Schedule 4.10(a).
(b)    Socrata does not own any real property. Schedule 4.10(b) contains a list of all leases under which Socrata leases real property (each, a “Lease” and, such underlying real property, the “Leased Real Property”). Except as set forth on Schedule 4.10(b), with respect to each of the Leases: (i) each Lease is valid and enforceable subject to proper authorization and execution of such Lease by the other party thereto, (ii) no breach or default by Socrata or, to Socrata’s Knowledge, lessor exists thereunder, other than breaches or defaults that would not reasonably be expected to result in termination of the Lease or have, individually or in the aggregate, a Material Adverse Effect, (iii) Socrata’s possession and quiet enjoyment of the Leased Real Property under such Lease has not been disturbed in any material respect, and (iv) to Socrata’s Knowledge, no security deposit or portion thereof deposited under such Lease has been applied in respect of a breach or default under such Lease which has not been redeposited in full.
(c)    Except as described on Schedule 4.10(c), the tangible and intangible assets owned or leased by Socrata are all of the assets necessary and sufficient to conduct the business of Socrata as currently conducted. No Person other than Socrata owns or has any rights in any tangible assets or property used to carry on the business or operations of Socrata.
4.11    Material Customers and Contracts.
(a)    Schedule 4.11 sets forth an accurate list of (i) each customer that represents 2% or more of Socrata’s revenues for the fiscal year ended January 31, 2018 or the interim period ended on the Balance Sheet Date (the “Material Customers”), and (ii) (A) each executory Contract, warranty, or commitment to which Socrata is currently a party or by which it or any of its properties is bound that is material to the financial condition, results of operations, or current business of Socrata and under which Socrata expects to receive revenue or make payments in excess of $250,000 in any fiscal year, (B) each promissory note, security agreement, guaranty agreement, and mortgage or deed of trust, or any similar instrument, to which Socrata is a party, (C) each operating lease in excess of $50,000 per annum and each capital lease to which Socrata is a party with respect to equipment or other personal property regardless of the dollar amount thereof, and (D) the licenses, sub-licenses, agreements, or permissions with respect to Socrata’s license from Third Parties of material Intellectual Property (including a description of such Licensed Intellectual Property), but expressly excluding Third-Party licenses of standard or general business Software or other “off-the-shelf” software. For purposes of this Agreement, “Material Contracts” means (1) the Contracts described in clause (ii) above, (2) the Leases described on Schedule 4.10(b), (3) the non-competition agreements described on Schedule 4.11(d), and (4) the employment agreements described on Schedule 4.14(b).
(b)    Except to the extent set forth on Schedule 4.11, since the end of Socrata’s last fiscal year (i) no Material Customer has canceled or substantially reduced or, to the Knowledge of Socrata, has threatened, in writing, to cancel or substantially reduce its purchases of any of Socrata’s products or services, and (ii) Socrata is in compliance in all respects with all material commitments and obligations pertaining to it, and is not in default under, any of the Material Contracts, in each case, except for matters that are the subject of ongoing discussions with customers in the ordinary course of business and which have been disclosed to Tyler. To Socrata’s Knowledge, no other party to a Material Contract is in material breach thereof or in material default thereunder. No written notice of material default or material dispute has been received by Socrata with respect to a Material Contract, and Socrata has no Knowledge of any basis therefor. To Socrata’s Knowledge, (i) no other party to any Material Contract is currently entitled, or will be become entitled as a result of the Merger, to receive software source code or other physical embodiment of any Intellectual Property and (ii) no event has occurred that constitutes a material breach or material default by Socrata or any other party thereto (including with the giving of notice or lapse of time or both).
(c)    Except to the extent set forth on Schedule 4.11, to Socrata’s Knowledge, Socrata is not a party to any Material Contract that is currently subject to a written request or agreement to redetermine or renegotiate the price.
(d)    Schedule 4.11(d) sets forth all agreements containing covenants not to compete to which Socrata is bound or which benefit Socrata.
4.12    Intellectual Property.
(a)    Schedule 4.12 describes all: (i) registered trademarks, including applications therefor; (ii) material common law trademarks asserted by Socrata; (iii) trade names or brand names; (iv) patents, including applications therefor; (v) registered copyrights, including applications therefor; (vi) all internet domain names, in each of the above cases as currently owned by Socrata; (vii) material Software offered by Socrata for sale or license to customers in the ordinary course of business; and (viii) social media accounts and user names. The Intellectual Property described on Schedule 4.12(a)(i)-(vi), except for such material Software that is licensed by Socrata as set forth on Schedule 4.12(a)(vii), is referred to herein as the “Owned Intellectual Property.” All material Owned Intellectual Property is in full force and effect and all required filings and fees related to the registered Owned Intellectual Property have been timely filed with and paid to the relevant Governmental Authorities and authorized registrars, and all registered Owned Intellectual Property is otherwise in good standing. To Socrata’s Knowledge, as of the date of this Agreement, the Owned Intellectual Property does not include any other U.S. or foreign items of registered Intellectual Property other than those listed in Schedule 4.12(a)(i)-(vi).

(b)    Socrata possesses all right, title, and interest in and to all of the Owned Intellectual Property, free and clear of any Encumbrances other than Permitted Encumbrances. To Socrata’s Knowledge, no Person has either asserted any rights in, or any other right of use with respect to, the Owned Intellectual Property. To Socrata’s Knowledge, Socrata does not have any obligation to compensate any Person for any development, license, or modification, use, sale, or distribution of any of the Owned Intellectual Property, except as described on Schedule 4.12(b). Except as set forth on Schedule 4.12(b), to the Knowledge of Socrata, there is no unauthorized use, disclosure, infringement, or misappropriation of any Owned Intellectual Property by any current or former employee of Socrata or other Third Party. None of the Owned Intellectual Property has been adjudicated by a United States court to be invalid or unenforceable, in whole or in part, and to Socrata’s Knowledge, the Owned Intellectual Property is valid and enforceable, and Socrata has not received any written notice from a Third Party alleging that any Owned Intellectual Property is invalid or unenforceable. No Owned Intellectual Property is subject to any outstanding injunction, judgment, order, decree, ruling, charge, settlement, or other disposition of any dispute in a United States court regarding any Owned Intellectual Property.
(c)    The Owned Intellectual Property, together with (i) the Intellectual Property licensed by Socrata from Third Parties and (ii) the material Software described in Section 4.12(a)(vii) and on Schedule 4.12(c) that is licensed by Socrata (collectively, the “Licensed Intellectual Property”), constitutes all of the material Intellectual Property necessary for the conduct of Socrata’s business as conducted on the date of this Agreement and the Closing Date.
(d)    Except as set forth on Schedule 4.12(d), Socrata has not granted any license of any kind relating to any material Owned Intellectual Property, except incidental, nonexclusive licenses to end-users, customers or third parties providing services to Socrata in the ordinary course of business. Except as set forth on Schedule 4.12(d), Socrata is not bound by or a party to any agreement materially restricting the use of any material Owned Intellectual Property (including, by way of example, any coexistence agreement or settlement agreement).
(e)    To the Knowledge of Socrata, the conduct and operation of Socrata’s business does not infringe, misappropriate, dilute, violate, or otherwise impair any valid Intellectual Property right of any other Person. There is (i) no Proceeding pending, or to Socrata’s Knowledge, threatened, with respect to the Owned Intellectual Property, or (ii) no judgment or order regarding any Proceeding has been rendered by any competent Governmental Authority and no settlement agreement or similar contractual obligation has been entered into by Socrata with respect to any Proceeding regarding the Owned Intellectual Property. Except as set forth on Schedule 4.12(e), Socrata has not received in the past two years any written notice (i) regarding the infringement, misappropriation, or other violation of any Intellectual Property of any Person claiming that use of the Owned Intellectual Property infringes the Intellectual Property rights of any such person or (ii) challenging the validity, enforceability, ownership, or use of any Owned Intellectual Property (including cease and desist letters or invitations to take a license), or (iii) trademark oppositions, cancellation, or invalidation actions of the Owned Intellectual Property. Except as set forth on Schedule 4.12(e), Socrata does not have any pending claims against Third Parties alleging infringement of the Owned Intellectual Property or oppositions or cancellation actions against Third-Party trademark applications.

(f)    Except as set forth on Schedule 4.12(f), no Socrata employee or former Socrata employee: (i) is in material violation, to the Knowledge of Socrata, of any term or covenant of any employment Contract relating to Intellectual Property, patent disclosure agreement, invention assignment agreement, nondisclosure agreement, or noncompetition agreement with any Third Party by virtue of such employee being employed by, or performing services for, Socrata; (ii) has failed to execute and deliver to Socrata a Contract regarding the protection of Socrata’s or its customer’s and business partner’s proprietary information and trade secrets; (iii) has failed to execute and deliver a written Contract assigning to Socrata all right, title, and interest in any inventions and works of authorship, whether or not patentable, invented, created, developed, conceived, or reduced to practice during the term of such employee’s work for Socrata, and all Intellectual Property rights therein; or (iv) to the Knowledge of Socrata, has any right, license, claim, or interest whatsoever in or with respect to any Owned Intellectual Property.
(g)    To the Knowledge of Socrata, no Third Party has any rights to terminate any assignment or license to Socrata with respect to the Owned Intellectual Property or the Licensed Intellectual Property.
(h)    Except as set forth on Schedule 4.12(h) or in the ordinary course of business (including in any customer contracts entered into by Socrata in the ordinary course of business regardless of whether such contract is on Socrata’s or its customer’s form of agreement), Socrata has not agreed to indemnify any entity or Person for any infringement of any Intellectual Property of any Third Party in connection with the providing, selling, licensing, marketing, or distributing any Socrata products or services.
(i)    To Socrata’s Knowledge, its business as currently conducted does not involve the use or development of, or engagement in, encryption technology, or other technology, the development, commercialization, or export of which is restricted under applicable Law.
(j)    Socrata employed commercially reasonable efforts to ensure that all material source code for the Software created by Socrata employees involved in its business (“Socrata Developed Software”) is documented in accordance with general software industry standards. To Socrata’s Knowledge, no portion of the Socrata Developed Software and no other Software constituting Owned Intellectual Property, contains any disabling mechanism or protection feature designed to prevent its use, computer virus, worm, Software lock, drop dead device, trojan-horse routine, trap door, time bomb, or any other codes or instructions that may be used to access, modify, delete, damage, or disable any computer system.
(k)    Socrata owns or has a valid and enforceable right to use all material Internal Use Software, and all computer hardware and telecommunications systems used by Socrata (the “Information Systems”). The Internal Use Software and the Information Systems, and Socrata’s rights with respect to the Internal Use Software and Information Systems, are adequate in all material respects to serve the needs of its business in the manner and to the extent presently conducted. Socrata’s back-up and disaster recovery plans and policies adopted or in effect with respect to the Internal Use Software, the Information Systems, and the information and data used in the conduct of Socrata’s business in the manner and to the extent presently conducted are adequate to meet the needs of the business of Socrata as presently conducted.

(l)    To the Knowledge of Socrata, Socrata is in compliance in all material respects with applicable Laws relating to privacy, data protection and personally identifiable information and similar consumer protection laws. Socrata has taken commercially reasonable and appropriate steps to protect and maintain all material Owned Intellectual Property, including to preserve the confidentiality of any material trade secrets. Socrata has not received in the past two years any written notice of any loss of, or unauthorized access, use, disclosure, or modification of any trade secrets and, to Socrata’s Knowledge, there has been no loss of, or unauthorized access, use, disclosure, or modification of any trade secrets, except as would not reasonably be expected to be material to Socrata, taken as a whole, or to the value of the Owned Intellectual Property.
4.13    Environmental Matters. Except as set forth on Schedule 4.13, (a) Socrata has complied with and is in compliance, in all material respects, with all Environmental, Health, and Safety Laws, including Environmental, Health, and Safety Laws relating to air, water, land, and the generation, storage, use, handling, transportation, treatment, or disposal of Hazardous Substances; (b) Socrata has obtained and complied, in all material respects, with all necessary permits and other approvals necessary to treat, transport, store, dispose of, and otherwise handle Hazardous Substances and has reported, to the extent required by all Environmental, Health, and Safety Laws, all past and present sites owned or operated by Socrata where Hazardous Substances have been treated, stored, disposed of, or otherwise handled; (c) to Socrata’s Knowledge, there have been no “releases” or threats of “releases” (as defined in any Environmental, Health, and Safety Laws) at, from, in, or on any property owned or operated by Socrata in violation of any Environmental, Health, and Safety Laws; and (d) to Socrata’s Knowledge, there is no on-site or off-site location to which Socrata has transported or disposed of Hazardous Substances or arranged for the transportation or disposal of Hazardous Substances that is the subject of any federal, state, local, or foreign enforcement action. The Leased Real Property is not designated as a treatment, storage, or disposal facility, nor, to Socrata’s Knowledge, has such facility ever applied for an Authorization designating it as a treatment, storage, or disposal facility, under any Environmental, Health, and Safety Law.
4.14    Employment.
(a)    Except as set forth on Schedule 4.14(a), Socrata is not bound by or subject to any arrangement with any labor union. No employees of Socrata are represented by any labor union or covered by any collective bargaining agreement. To Socrata’s Knowledge, there is no campaign to establish such representation in progress. There is no pending or, to Socrata’s Knowledge, threatened labor dispute involving Socrata and any group of its employees nor has Socrata experienced any significant labor interruptions over the past five years. Socrata does not have any Knowledge of any material issues or problems in connection with the relationship of Socrata with any current or former employee or group of employees.
(b)    Schedule 4.14(b) sets forth an accurate schedule of all officers, directors, or employees (including any employee Stockholder) of Socrata with annual compensation of $75,000 or more identified by an identification number (not by name) and listing the rate of compensation (and the portions thereof attributable to salary, bonus, benefits, and other compensation, respectively) of each of such persons as of the date hereof. Except as set forth on Schedule 4.14(b), (i) there are no employment agreements, including employment offer letters executed by Socrata and any employee, incentive compensation, bonus, commission, deferred compensation agreements, noncompetition or nonsolicitation agreements, or similar agreements, to which Socrata is a party or is bound, (ii) all employees of Socrata are employees at will under applicable Law, (iii) Socrata is not a party with any officer, director, Stockholder, employee, independent contractor, or consultant of Socrata to any employment agreement or similar arrangement containing “golden parachute” or other similar provisions, and (iv) except for any Severance Costs contemplated under Section 6.8(b), no bonus, incentive compensation, deferred compensation, change of control, termination, severance, golden parachute, deal bonus, or similar payments (“Change of Control Payments”) will become payable solely as a result of the Merger.
(c)    Since January 31, 2015, Socrata has withheld or caused to be withheld all amounts required by any Law or by agreement to be withheld from the wages, salaries, and other payments to Socrata’s current and former employees and, Socrata is not liable for any arrearages of employee compensation (including wages, salaries, commissions, bonuses, or other compensation) or any Taxes or any penalty for failure to comply with any of the foregoing, including any state law regarding the timely payment of employee compensation (or, if any arrears, penalty, or interest were assessed against Socrata regarding the foregoing, it has been fully satisfied). To Socrata’s Knowledge, Socrata is not liable for any payment to any trust or other fund or to any Governmental Authority with respect to unemployment compensation benefits, social security benefits, or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice).
(d)    All Persons characterized and treated by Socrata as independent contractors or consultants are properly treated as independent contractors under all applicable Laws, and (ii) all employees of Socrata classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified in all material respects. Schedule 4.14(d) identifies all Persons treated by Socrata as independent contractors or consultants.
(e)    Except as set forth on Schedule 4.14(e), there are no (i) pending claims against Socrata under any workers’ compensation plan or policy or for long-term disability or (ii) Socrata employees currently absent from work, or who have given notice of impending absence from work, in each case apart from or beyond any accrued personal time off, pursuant to any job-protected leave under a Socrata policy or applicable Law, including the Family and Medical Leave Act or the Uniformed Services Employment and Reemployment Rights Act.
(f)    To Socrata’s Knowledge, all releases of employment claims in favor of Socrata obtained from current or former employees during the three-year period preceding the date of this Agreement and as of the Effective Time, if any, are effective and binding to release all employment claims for each such employee.
(g)    To Socrata’s Knowledge, no current employee is subject to noncompetition or nonsolicitation covenants benefiting a Third Party, which limit, or would reasonably be expected to limit, the employee’s ability to perform any services for Socrata as part of his or her employment.
4.15    Employee Benefit Plans.
(a)    Schedule 4.15(a) sets forth an accurate schedule of (i) each “employee benefit plan,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) each material bonus, deferred compensation, incentive, restricted stock, stock purchase, stock option, stock appreciation right, phantom stock, supplemental pension, executive compensation, cafeteria, dependent care, director or employee loan, fringe benefit, sabbatical, severance (including any termination pay or similar plan, program, policy, agreement, or arrangement) plan, vacation policy, or voluntary employees’ beneficiary association (“VEBA”), and (iii) each other material employee benefit plan, arrangement, agreement, program, policy or practice, whether oral or written, formal or informal, funded or unfunded, registered or unregistered, in the case of each of clauses (i), (ii), and (iii), that is sponsored, maintained, or contributed to by Socrata or any ERISA Affiliate for the benefit of any current or former employee of Socrata or with respect to which Socrata has a material liability (each such plan and arrangement referred to hereinafter as an “Socrata Plan”). Socrata has no commitment, proposal, or communication to employees regarding the creation of an additional benefit plan or any material increase in benefits under any Socrata Plan (that is not already reflected in the terms of such Socrata Plan). Neither Socrata nor any ERISA Affiliate has ever maintained, contributed to or been obligated to contribute to or has any liability with respect to, any plan, program, fund, or arrangement that constitutes a plan subject to Section 412 of the Code or Title IV of ERISA or a “multi-employer plan” as defined in Section 4001(a)(3) of ERISA. Each Socrata Plan may be terminated by Socrata, or, if applicable, by an ERISA Affiliate in accordance with its terms and without any material liability, cost, or expense to Socrata, other than costs and expenses that are customary in connection with the termination or amendment, as applicable, of a comparable employee benefit plan and benefits that are accrued under such Socrata Plan as of the date of such amendment or termination.
(b)    Each Socrata Plan listed on Schedule 4.15(a) is in compliance in all material respects with the applicable provisions of ERISA, the Code, and any other applicable Law. Except as set forth on Schedule 4.15(b) or as would not reasonably be expected to result in a liability to Socrata, with respect to each Socrata Plan, all reports and other documents required under ERISA or other applicable Law to be filed with any Governmental Authority, including all Forms 5500, or required to be distributed to participants or beneficiaries, have been duly and timely filed or distributed. Except as set forth on Schedule 4.15(b), each Socrata Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code (a “Qualified Plan”) is the subject of a favorable determination letter from the IRS or utilizes a prototype or volume submitter plan document that is the subject of a favorable opinion or advisory letter issued by the IRS to the sponsor of such prototype or volume submitter plan, and, to Socrata’s Knowledge, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any Qualified Plan. With respect to each Socrata Plan that is subject to Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code and similar state Law provisions, the applicable requirements thereof have been satisfied in all material respects by Socrata and each ERISA Affiliate. Except as set forth on Schedule 4.15(b) or as would not reasonably be expected to result in a material liability to Socrata, all accrued contribution obligations or premium payment of Socrata with respect to any Socrata Plan have either been fulfilled in their entirety or are reflected in the Financial Statements in accordance with, and to the extent required by, GAAP.
(c)    Neither Socrata nor any ERISA Affiliate owes, with respect to any Socrata Plan, any material liability for excise tax or penalty due to the IRS. No act, omission, or transaction has occurred that would result, directly or indirectly, through its own liability, indemnification, or otherwise, in imposition on Socrata of (i) material breach of fiduciary duty liability damages under Section 409 of ERISA or (ii) any material liability under Section 502(l) of ERISA.

(d)    Except as set forth on Schedule 4.15(d), neither Socrata nor any ERISA Affiliate maintains any Socrata Plan that is a “welfare benefit plan” within the meaning of Section 3(1) of ERISA that provides for continuing benefits or coverage for any participant or any beneficiary of a participant after such participant’s termination of employment, except (i) as may be required by applicable Law, including Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code and similar state Law provisions, (ii) benefits through the end of the month of termination of employment, (iii) death benefits attributable to deaths occurring at or prior to termination of employment, (iv) disability benefits attributable to disabilities occurring at or prior to termination of employment, and (v) conversion rights. Neither Socrata nor any ERISA Affiliate maintains, has established, has ever participated in or been obligated to contribute to, or has any liability to a multiple employer welfare benefit arrangement as described in Section 3(40)(A) of ERISA. With respect to any insurance policy providing funding for benefits under any Socrata Plan, Socrata has no material liability in the nature of a retroactive rate adjustment, loss sharing arrangement or other similar liability, nor would there be any such liability if such insurance policy was terminated on the date hereof.
(e)    There are no pending, or to Socrata’s Knowledge threatened Proceedings (other than routine claims for benefits, appeals of such claims, and domestic relations order Proceedings) asserted or instituted against the assets of any Socrata Plan or its related trust or, to Socrata’s Knowledge, against any fiduciary of an Socrata Plan with respect to the operation of such Socrata Plan. To Socrata’s Knowledge, there are no investigations or audits of any Socrata Plan by any Governmental Authority currently pending and there have been no such investigations or audits that have been concluded that resulted in any material liability to Socrata that has not been fully discharged. There is no pending voluntary compliance, closing agreement program or other matter under the Employee Plans Compliance Resolution System with respect to a Socrata Plan.
(f)    Except as would not reasonably be expected to result in a material liability to Socrata, neither Socrata nor any ERISA Affiliate has engaged in any prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code, in connection with any Socrata Plan for which exemption was not available and that has not been fully corrected (including the payment of any associated excise taxes, penalties and interest) in accordance with ERISA and the Code. Except as would not reasonably be expected to result in a material liability to Socrata, Socrata and each ERISA Affiliate have, for purposes of each Socrata Plan, correctly classified those individuals performing services for Socrata and each ERISA Affiliate as common law employees, leased employees, independent contractors or agents.
(g)    Socrata has made available to Tyler complete, accurate, and current copies of each of the following:
(i)    the current plan document (including amendments thereto) of each Socrata Plan, to the extent reduced to writing, all related trust documents (including, but not limited to, any tax-exempt trust, secular trust, VEBA, and “rabbi trust” document), if applicable, as currently in effect, and all material associated contracts (including insurance contracts, HMO/PPO/POS agreements, recordkeeping contracts, trustee contracts, and third-party administrator contracts);

(ii)    a summary of the material terms of each Socrata Plan, to the extent not previously reduced to writing;
(iii)    with respect to each Socrata Plan that is an employee benefit plan (as defined in Section 3(3) of ERISA), to the extent applicable, the following:
(A)the most recent summary plan description, as described in Section 102 of ERISA;
(B)    any summary of material modifications that has been distributed to participants, but has not been incorporated in an updated summary plan description furnished under Section 4.15(g)(iii)(A); and
(C)    the annual report (Form 5500), as described in Section 103 of ERISA, for the three most recent plan years for which an annual report has been filed; and
(D)    the most recent actuarial report, if any, prepared for such Socrata Plan; and
(iv)    with respect to each Socrata Plan that is intended to qualify under Section 401(a) of the Code, the most recent determination or opinion letter concerning such Plan’s qualification under Section 401(a) of the Code, as issued by the IRS.
(h)    Except as set forth on Schedule 4.15(h), the consummation of the transactions contemplated by this Agreement will not, either immediately or upon the occurrence of any event thereafter, (i) entitle any current or former employee, officer, director, or independent contractor of Socrata to severance pay or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation otherwise due any such individual, (iii) result in any portion of any payment to any such individual not being deductible by Socrata, or (iv) conflict with the provisions of any Socrata Plan.
4.16    Insurance.
(a)    All insurance policies currently owned or held by Socrata (each, an “Insurance Policy”), are set forth on Schedule 4.16(a), including (i) insurer, (ii) type of policy, (iii) coverage period, (iv) policy number, (v) policy limits and deductibles, self-insured retentions, or retrospective loss limits, and (vi) the extent, if any, to which the limits of liability or coverage have been exhausted. The Insurance Policies are in full force and effect and all premiums currently payable or previously due with respect to such Insurance Policies have been paid and Socrata has no liability for any premium adjustments, audits, or other retroactive adjustments related to any period prior to the date of this Agreement. No written notice of cancellation or termination has been received by Socrata with respect to any Insurance Policy. Socrata has not received any written notice of non-coverage, reservation of rights, or rejection of tender for any outstanding claim with respect to any Insurance Policy.

(b)    The Insurance Policies, to the Knowledge of Socrata, provide adequate insurance coverage for Socrata and its business, assets, and properties.
(c)    Schedule 4.16(c) sets forth an accurate list of all claims or losses valued within the last one year provided by each applicable insurance company showing all workers’ compensation, property, marine, inland marine, fidelity, aviation, liability, auto, or other insurance claims relating to any event or occurrence that took place or was discovered at any time during the past six policy years, including the status of any claims payment. Socrata has not failed to give any notice or present any claim under any Insurance Policy in due and timely fashion. Socrata has not been, and is not now, the subject of any claim relating to damage or injury in excess of its then current Insurance Policy liability or coverage limits or for which coverage has been denied by its insurer. Since December 31, 2017, Socrata has not suffered any physical damage to its assets that is not fully covered by the Insurance Policies, other than deductibles under its Insurance Policies and other than self-insured retentions set forth on Schedule 4.16(a).
4.17    Litigation and Compliance with Law. Except as set forth on Schedule 4.17, there are no Proceedings pending or, to Socrata’s Knowledge, threatened against (a) Socrata, (b) Socrata’s directors, officers, or employees in their capacity as such, or (c) Socrata’s properties, assets or business. No written notice of any Proceeding, whether pending or threatened, has been received by Socrata and, to Socrata’s knowledge, there is no basis therefor. Except to the extent set forth on Schedule 4.17, Socrata has conducted and is conducting its business in compliance in all material respects with all Laws applicable to Socrata, its assets, or the operation of its business.
4.18    Taxes. Except as set forth on Schedule 4.18:
(a)    All Tax Returns required to be filed on or before the Closing Date (taking into account any valid extension filings) by Socrata have been, duly and timely filed. Socrata is not currently the beneficiary of any extension of time within which to file any Tax Return other than extensions of time to file Tax Returns obtained in the ordinary course of business. Such Tax Returns are (or, if to be filed, will be) true, complete, and correct in all material respects. All material Taxes due and owing by Socrata (whether or not shown on any Tax Return) have been, or will be, timely paid. There are no Encumbrances for Taxes (other than for Taxes not yet due and payable or which are being contested in good faith and by appropriate Proceedings if adequate reserves with respect thereto are maintained on Socrata’s books in accordance with GAAP) upon the assets of Socrata. All required estimated Tax payments sufficient to avoid any underpayment penalty or interest have been timely paid. Except as disclosed on Schedule 4.18(a), Socrata is not currently the beneficiary of any extensions to file any Tax Return.
(b)    Socrata has complied with all applicable Tax Laws and other Laws administered by any Governmental Authority responsible for Taxes, including, but not limited to, employment Taxes and with respect to currency transactions and foreign bank account reporting relating to the payment and withholding of Taxes and has withheld and timely paid to the appropriate Governmental Authority responsible for Taxes all Taxes required to have been withheld and paid by it under such Laws, and Socrata has properly received and maintained any and all material certificates, forms, and other documents required by applicable Tax Law for any exemption from withholding or remitting any such Taxes. All required estimated Tax payments sufficient to avoid any underpayment penalties or interest have been made by or on behalf of Socrata.

(c)    Except as set forth on Schedule 4.18(c), no claim has ever been made or no inquiry has been made in writing by any Governmental Authority responsible for Taxes in a jurisdiction where Socrata does not file Tax Returns that it is or may be subject to taxation by that jurisdiction or must file Tax Returns in such jurisdiction. There are no Encumbrances other than Permitted Encumbrances on any of the stock, assets, or properties of Socrata with respect to Taxes.
(d)    Socrata has not waived (and is not subject to a waiver of) any statute of limitations in respect of Taxes and has not agreed to (and is not subject to) any extension of time with respect to a material Tax assessment or deficiency. There is no power of attorney in respect of Taxes granted by Socrata that is currently in force.
(e)    The amount of Socrata’s liability for unpaid Taxes for all Tax periods ending on or before the Balance Sheet Date does not, in the aggregate, exceed the amount of accruals for Taxes (excluding reserves for deferred Taxes) reflected on the Financial Statements. The amount of Socrata’s liability for unpaid Taxes for all Tax periods following the end of the last period covered by the Financial Statements shall not, in the aggregate, exceed the amount of accruals for Taxes (excluding reserves for deferred Taxes) as adjusted for the passage of time in accordance with the past custom and practice of Socrata, except for Taxes arising as a result of the Merger. Since January 31, 2017, Socrata has not incurred any liability for Taxes outside the ordinary course of business (except for Taxes arising as a result of the Merger), revoked any material election in respect of Taxes, changed any accounting method in respect of Taxes, filed any amendment to a Tax Return that will materially increase the Tax Liability of Socrata after the Closing, settled any claim or assessment in respect of Taxes, or surrendered any right to claim a refund of Taxes.
(f)    There is no audit, examination, matter in controversy, proposed adjustment, refund litigation, claim, or other action currently pending, or to the Knowledge of Socrata, proposed or threatened against, or with respect to, Socrata in respect of any Taxes. No written claim for unpaid Taxes has been proposed or asserted by a Governmental Authority responsible for Taxes against or with respect to Socrata. Schedule 4.18(f) sets forth the Taxable years of Socrata as to which examinations by the Governmental Authority responsible for Taxes have been completed. All deficiencies asserted, or assessments made, by any Taxing authority against Socrata as a result of any examinations by such Governmental Authority responsible for Taxes have been fully paid.
(g)    Socrata has delivered to Tyler copies of all federal, and all material state, local, and foreign income, franchise and similar Tax Returns, examination reports, and statements of deficiencies assessed against, or agreed to by, Socrata for all Tax periods ending after December 31, 2014.
(h)    Socrata is not a party to, or bound by, any Tax indemnity, Tax sharing, or Tax allocation agreement.
(i)    No private letter rulings, technical advice memoranda, or similar agreement or rulings have ever been requested, entered into or issued by any Governmental Authority responsible for Taxes with respect to Socrata.
(j)    Socrata is not and has never been a member of an affiliated, combined, consolidated, or unitary Tax group for Tax purposes. Socrata has no liability for Taxes of any Person (other than Socrata) (i) under Treasury Regulations Section 1.1502-6 (or any corresponding or similar provision of state, local, or foreign Law), (ii) as transferee or successor, (iii) by Contract, or (iv) otherwise.
(k)    Socrata will not be required to include any item of income in, or exclude any item or deduction from, Taxable income for Taxable period or portion thereof ending after the Closing Date as a result of:
(i)    any change in a method of accounting under Section 481 of the Code (or any comparable provision of state, local, or foreign Tax Laws), or use of an improper method of accounting, for a Taxable period ending on or prior to the Closing Date;
(ii)    an installment sale or open transaction occurring on or prior to the Closing Date;
(iii)    a prepaid amount received on or before the Closing Date;
(iv)    any closing agreement under Section 7121 of the Code, or corresponding or similar provision of state, local, or foreign Law;
(v)    any election under Section 108(i) of the Code or corresponding or similar provision of state, local, or foreign Law; or
(vi)    any closing or settlement agreement executed on or before the Closing Date.
(l)    Socrata is not, nor has it ever been, a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(a) of the Code.
(m)    Socrata has not been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the Code. Socrata has neither distributed stock of another Person, nor had its stock distributed by another Person, in a transaction that was purported or intended to be governed by Section 355 or 361 of the Code within the five-year period ending as of the date of this Agreement. Socrata has not received (and is not subject to) any ruling from any Taxing Governmental Authority and has not entered into (or is subject to) any Contract with a Taxing Governmental Authority.
(n)    Socrata is not, and has not been, a party to, or a promoter of, a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b) or any transaction requiring disclosure under a corresponding or similar provision of state, local, or foreign Law.
(o)    Schedule 4.18(o) sets forth all foreign jurisdictions in which Socrata is subject to Tax, is engaged in business, or has a permanent establishment. Socrata has not entered into a gain recognition agreement pursuant to Treasury Regulations Section 1.367(a)-8. Socrata has not transferred an intangible, the transfer of which would be subject to the rules of Section 367(d) of the Code.

(p)    No property owned by Socrata is (i) required to be treated as being owned by another person pursuant to the so-called “safe harbor lease” provisions of former Section 168(f)(8) of the Code, (ii) subject to Section 168(g)(1)(A) of the Code, or (iii) subject to a disqualified leaseback or long-term agreement as defined in Section 467 of the Code.
(q)    Socrata has not made any payments, is not obligated to make any payments, or is not a party or subject to any Contract that under certain circumstances could obligate it to make payments that would result in a nondeductible expense under Section 280G of the Code or an excise Tax to the recipient of such payments pursuant to Section 4999 of the Code. Socrata has not participated in or cooperated with an international boycott as defined in Section 999 of the Code.
(r)    Socrata has disclosed on its income Tax Returns all positions taken therein that could give rise to a substantial understatement of income tax within the meaning of Section 6662 of the Code (or any similar provision of state, local or non-U.S. Law).
(s)    Notwithstanding any provision in this Agreement to the contrary, Socrata makes no representations regarding (i) the amount or availability of any Tax attributes (including net operating losses, credits and asset tax basis) of Socrata after the Closing, or (ii) any period (or portion thereof) beginning after the Closing Date, except, in each case, the representations in Section 4.18(k).
4.19    Accounts with Banks and Brokerages; Powers of Attorney. Schedule 4.19 sets forth an accurate schedule, as of the second Business Day prior to the date of this Agreement, of (a) the name of each financial institution or brokerage firm in which Socrata has accounts or safe deposit boxes, (b) the names in which the accounts or boxes are held, (c) the type of account, and (d) the name of each person authorized to draw thereon or have access thereto. Schedule 4.19 also sets forth the name of each person, corporation, firm, or other entity holding a general or special power of attorney from Socrata and a description of the terms thereof.
4.20    Absence of Certain Business Practices. To Socrata’s Knowledge, neither Socrata, nor any Person acting on its behalf, has, directly or indirectly (a) made or received any unreported political contribution, (b) made or received any payment that was not legal to make or receive, or (c) created or used any “off book” bank or cash account or “slush fund.” To Socrata’s Knowledge, Socrata and each of its officers, directors, current and former employees, and agents have used only legitimate business and ethical practices in Socrata’s business and in promoting Socrata’s position on issues before any Governmental Authority. To Socrata’s Knowledge, neither Socrata nor any of its officers, directors, current and former employees, or agents has given or offered to give anything of value to any governmental official, political party, or candidate for government office that was illegal to give or offer to give nor has it otherwise taken any action which would constitute a violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar Law.
4.21    Related-Party Transactions. Except as set forth on Schedule 4.21, none of its directors of officers of Socrata, or, to Socrata’s Knowledge, the Stockholders has any interest in any property, real or personal, tangible or intangible, currently used in or pertaining to the business of Socrata (other than employment offer letters and stock option grant and exercise agreements on the Socrata’s standard forms). Receivables from and advances to employees, the Stockholders, or any Persons related to or controlled Affiliates of the Stockholders are identified on Schedule 4.21.

4.22    Absence of Changes. Since the Balance Sheet Date, except as set forth on Schedule 4.22 or as otherwise described in this Agreement, Socrata has conducted its business only in the ordinary course of business, consistent with past practice, and Socrata has not:
(a)    incurred or suffered any occurrence, change, or event that has had, will have or may reasonably be expected to have, a Material Adverse Effect;
(b)    amended or modified its Certificate of Incorporation or Bylaws;
(c)    issued or sold any capital stock or any options, warrants, convertible, or exchangeable securities, subscriptions, rights, stock appreciation rights, calls, or commitments of any kind with respect to its capital stock;
(d)    adopted a plan of liquidation, dissolution, merger, consolidation, or other reorganization;
(e)    made any change in its accounting methods, principles, or practices, other than in a manner consistent with GAAP or made any change in its tax accounting methods, principles, and practices;
(f)    increased the compensation or benefits payable or to become payable by Socrata to any officer, director, Stockholder, employee, consultant, or agent of Socrata, except for ordinary and customary bonuses and salary increases for employees in accordance with past practice;
(g)    made any loan or advance to any of its officers, directors, employees, or consultants (other than in the ordinary course of business consistent with past practice) or made any other loan or advance;
(h)    incurred any new indebtedness for borrowed money other than in the ordinary course of business consistent with past practice;
(i)    mortgaged or pledged any of its assets or properties, or subjected them to any Encumbrance other than in the ordinary course of business consistent with past practice;
(j)    sold, transferred, or otherwise disposed of any part of the assets, properties, capital stock, or business of Socrata, other than in the ordinary course of business consistent with past practice;
(k)    made any acquisition of any assets, properties, capital stock, or business of any other Person, capital expenditures, or commitments for the same, other than in the ordinary course of business consistent with past practice and the total purchase price of which does not exceed $125,000 in the aggregate;
(l)    cancelled, or agreed to cancel, any indebtedness or other obligation owing to Socrata other than in the ordinary course of business consistent with past practice;
(m)    waived, or agreed to waive, any material rights or claims of Socrata other than in the ordinary course of business consistent with past practice;

(n)    declared or made any payment or distribution of cash or other property to Stockholders with respect to their stock, or purchased or redeemed any shares of their capital stock other than in the ordinary course of business;
(o)    entered into any material transaction or modified any existing transaction (the aggregate consideration for which is in excess of $125,000) other than in the ordinary course of business consistent with past practice;
(p)    suffered any damage, destruction, or casualty loss (whether or not covered by insurance) in excess of $125,000;
(q)    ceased making accruals for taxes, obsolete inventory, doubtful or uncollectible accounts, bonuses, vacation, or other customary accruals consistent with its past practices;
(r)    made or caused to be made any reevaluation of any of its assets or properties;
(s)    entered into any amendment or termination of any Material Contract other than in the ordinary course of business consistent with past practice;
(t)    (i) received a written notice or threat (that was not subsequently withdrawn) of termination or nonrenewal by the other party, with respect to any Material Contract, or (ii) failed to renew a Material Contract;
(u)    made any material change in any of its business policies, including advertising, distributing, marketing, pricing, purchasing, personnel, sales, returns, budget, product acquisition, or sale policies other than in the ordinary course of business consistent with past practice;
(v)    made any illegal payment or rebates; or
(w)    committed to do any of the foregoing.
4.23    Broker’s or Finder’s Fees. Except for Spurrier Capital Partners. LLC, no investment banker, broker, finder, or other Person is entitled to any brokerage or finder’s fee or similar commission with respect to the transactions contemplated by this Agreement based in any way on agreements, arrangements, or understandings made by or on behalf of Socrata.
4.24    Accountant. Neither Socrata nor any of its Affiliates have been a client of the Accountant, nor has Socrata (or any of its Affiliates) had any material relationship with the Accountant, during the last five years.
4.25    Books and Records. Correct and complete copies of all stock records and minute books of Socrata have been made available to Tyler. The minute books of Socrata made available to Tyler contain correct and complete records, in all material respects, of all material proceedings and actions taken at all meetings of, or effected by written consent of, the stockholders of Socrata and its board of directors, and the stock records of Socrata made available to Tyler are correct and complete in all material respects

4.26    No Implied Representations. Notwithstanding anything to the contrary contained in this Agreement, Socrata has not made any representation or warranty whatsoever, express or implied, other than those representations and warranties of Socrata expressly set forth in ARTICLE IV. Neither Socrata nor any Stockholder make any representation or warranty to any Tyler Entity with respect to any forward-looking projections, estimates or budgets heretofore delivered to or made available to any Tyler Entity (or any of their respective Representatives or Affiliates) of future revenues, expenses or expenditures or future results of operations of Socrata or any other information or documents made available to any Tyler Entity (or any of their respective Representatives or Affiliates).
4.27    Disclosure. No representation or warranty of Socrata to the Tyler Entities in this ARTICLE IV contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein, in light of the circumstances under which they were made, not misleading.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE TYLER ENTITIES
The Tyler Entities jointly and severally represent and warrant to Socrata as follows:
5.1    Due Organization; Power and Authority. Each of the Tyler Entities is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Delaware and each has the requisite corporate power and authority to enter into to enter into this Agreement and the Ancillary Documents to which it is a party, and to consummate the transactions contemplated hereby and thereby, including the Merger.
5.2    Authorization; Binding Agreement. The execution, delivery, and performance of this Agreement by the Tyler Entities and the Ancillary Documents to which each is a party, and the consummation of the transactions contemplated hereby and thereby, including the Merger, have been duly authorized by all necessary corporate action on the part of each of the Tyler Entities, and no other corporate or other proceedings on the part of either Tyler Entity (including Stockholder approval by Tyler) are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, including the Merger. This Agreement has been, and the Ancillary Documents to which each Tyler Entity is a party will be, duly executed and delivered by each of the Tyler Entities and, assuming the due authorization, execution, and delivery hereof by Socrata and the Stockholders, constitute or, with respect to such Ancillary Documents will upon execution and delivery each constitute, a valid and binding obligation of each of the Tyler Entities, enforceable against each of them in accordance with its terms, subject to (a) bankruptcy, insolvency, reorganization, moratorium, or other similar Laws affecting or relating to the enforcement of creditors’ rights generally, and (b) general equitable principles.
5.3    Non-Contravention. The execution, delivery, and performance by each of the Tyler Entities of this Agreement do not, and the execution, delivery, and performance by the Tyler Entities of the Ancillary Documents to which each is a party, and the consummation of the transactions contemplated hereby and thereby, including the Merger, will not (a) conflict with or violate the Certificate of Incorporation or Bylaws of Tyler or Merger Sub, (b) result in any breach, violation, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, or acceleration of any obligation or right of a Third Party or loss of a benefit under, give rise to any obligation of any Tyler Entity to make any payment or to increased, additional, accelerated, or guaranteed rights of any Person under, or result in the creation of any Encumbrance upon any of the properties or assets of any Tyler Entity under, any material Contract to which any Tyler Entity is a party or by which any of their respective properties or assets are bound, or (c) subject to the Authorizations or filings referred to in Section 5.4, conflict with or violate any judgment, order, decree, or Law applicable to any Tyler Entity, other than, in the case of clauses (b) and (c), any such conflicts, breaches, violations, defaults, rights, losses, or Encumbrances that would not reasonably be expected to have, individually or in the aggregate, a Tyler Material Adverse Effect.
5.4    Consents and Authorizations. No Authorization of, action by or in respect of, or registration, declaration, or filing with, or notice to, any Governmental Authority or consent or approval by or notice to any other Third Party is required to be obtained or made by or with respect to the Tyler Entities in connection with the execution and delivery of this Agreement by the Tyler Entities, and the Ancillary Documents to which each is a party, or the consummation by the Tyler Entities of the Merger or the other transactions contemplated by hereby or thereby, except for: (a) the Merger filings; and (b) such other Authorizations or Third Party consents, approvals, or notices, the failure of which to be made or obtained, individually or in the aggregate, would not reasonably be expected to have or result in a Tyler Material Adverse Effect and would not prevent or materially delay consummation of the Merger and the other transactions contemplated hereby.
5.5    Litigation. There is no Proceeding pending, or to Tyler’s Knowledge, threatened against either Tyler Entity that restrains or prohibits the consummation of the transactions contemplated by this Agreement, including the Merger. No Tyler Entity or any of their respective properties or assets is subject to any outstanding judgment, order, or injunction of any Governmental Authority that, individually or in the aggregate, has had or would reasonably be expected to have a Tyler Material Adverse Effect. As of the date hereof, there is no Proceeding pending or threatened in writing seeking to impair, prevent, or delay the Merger or any of the other transactions contemplated by this Agreement.
5.6    No Prior Operations of Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will not have incurred liabilities or obligations of any nature, other than pursuant to or in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement.
5.7    Available Funds. Tyler has sufficient cash on hand to enable it to make payment of the Total Merger Consideration and consummate the transactions contemplated by this Agreement. Tyler has no reason to believe, as of the date of this Agreement, that it will not be able to satisfy on a timely basis any condition to Closing to be satisfied by it.
5.8    Broker’s or Finder’s Fees. No investment banker, broker, finder, or other Person is entitled to any brokerage or finder’s fee or similar commission with respect to the transactions contemplated by this Agreement based in any way on agreements, arrangements, or understandings made by or on behalf of either Tyler Entity.

5.9    Accountant. Neither Tyler nor any of its Affiliates have been a client of the Accountant, nor has Tyler (or any of its Affiliates) had any material relationship with the Accountant, during the last five years.
5.10    Independent Investigation; Non-Reliance.
(a)    In making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, the Tyler Entities have relied solely upon their own investigation and the express representations and warranties of Socrata set forth in ARTICLE IV (including the related portions of the Disclosure Schedules); and
(b)    Neither Socrata nor any other Person has made any representation or warranty to the Tyler Entities as to the Stockholders, Socrata or this Agreement, except as expressly set forth in ARTICLE IV (including the related portions of the Disclosure Schedules).
(c)    Tyler has not relied upon, and shall not rely upon, any statements by Socrata or any other Person, other than those expressly set forth in ARTICLE IV.
ARTICLE VI
CERTAIN COVENANTS
6.1    Conduct of Business.
(a)    Socrata covenants and agrees that until the earlier of the Closing or the termination of this Agreement, except as otherwise provided in this Agreement or unless Tyler otherwise agrees in writing, which agreement shall not be unreasonably withheld, conditioned, or delayed, Socrata will:
(i)    operate in the usual and ordinary course of business;
(ii)    use commercially reasonable efforts to preserve substantially intact Socrata’s business organization, to maintain Socrata’s rights, privileges, and immunities, to retain the services of Socrata’s key employees (subject to workforce requirements), and to maintain Socrata’s relationships with its customers, suppliers, service providers, lenders, and others having business relations with it;
(iii)    use commercially reasonable efforts to maintain and to keep Socrata’s properties and assets in good repair and condition, ordinary wear and tear excepted;
(iv)    (A) maintain its books, accounts, and records in the ordinary course of business, and (B) comply in all material respects with all of its material contractual and other material obligations; and
(v)    comply in all material respects with all applicable Law.
(b)    Except as expressly permitted or provided in this Agreement, required by applicable Law or Tyler otherwise agrees in writing, which agreement shall not be unreasonably withheld, conditioned, or delayed, from and after the execution of this Agreement and until the earlier of the Closing or the termination of this Agreement, Socrata will not take any of the following actions:
(i)    amend or modify its Certificate of Incorporation or Bylaws;
(ii)    adopt a plan of liquidation, dissolution, merger, consolidation, or other reorganization (other than as contemplated by this Agreement);
(iii)    make any change in its accounting methods, principles, or practices or make any change in its tax accounting methods, principles, and practices, except in each case for any such change required by reason of a change in GAAP or Applicable Law;
(iv)    make any acquisition of any material assets, properties, capital stock, or business of any other Person, any capital expenditures, or commitments for the same, other than acquisitions where total purchase price of such acquisitions do not exceed $125,000 in the aggregate;
(v)    make or cause to be made any reevaluation of any of its assets or properties; or
(vi)    make any illegal payment or rebates.
(c)    Each Party covenants and agrees that until the earlier of the Closing or the termination of this Agreement, except as otherwise provided in this Agreement or unless Socrata (with respect to the Tyler Entities) or Tyler (with respect to Socrata) otherwise agrees in writing, which agreement shall not be unreasonably withheld, conditioned, or delayed, such Party shall not, and shall cause its Affiliates not to take any action (or omit to take any action) if such action (or omission) would reasonably be expected to result in any of the conditions set forth in ARTICLE VIII not being satisfied.
6.2    Access to Information. Socrata shall afford to Tyler, and to Tyler’s Representatives, upon Socrata’s approval (which approval will not be unreasonably withheld, conditioned, or delayed) of a reasonable request by Tyler to be provided reasonable access during normal business hours during the period prior to the Effective Time or the termination of this Agreement to all of Socrata’s properties, books and records, financial and operating data, other information, and to those employees of Socrata to whom Tyler reasonably requests access; provided, however, that any such access shall be conducted during normal business hours under the supervision of Socrata’ personnel and in such a manner as not to interfere with the normal operations of Socrata. During such period, Socrata shall furnish, as promptly as practicable, to Tyler all information concerning Socrata’s business, properties, and Socrata employees as Tyler may reasonably request (it being agreed, however, that the foregoing shall not permit any Tyler Entity or any such Representatives to conduct any environmental testing or sampling). Notwithstanding the foregoing, Socrata shall not be required to provide access to or disclose information if such disclosure would, as determined reasonably and in good faith by Socrata, (i) jeopardize the attorney-client privilege of Socrata, or (ii) violate any Law or any Contract to which Socrata is a party, in each case it being agreed that Socrata and Tyler shall use their reasonable best efforts to cause such information to be provided in a manner that does not cause such jeopardization or violation (it being agreed that neither Socrata nor any of its Affiliates shall be required to make monetary payments in connection with the foregoing). Without limiting the other provisions of this Section 6.2, the Tyler Entities will use reasonable best efforts to minimize any disruption to the business of Socrata that may result from the requests for access, data, or information hereunder.
6.3    Exclusivity. Socrata and the Tyler Entities agree to the following exclusivity provisions until the earlier of the Closing or the termination of this Agreement (the “Exclusivity Period”):
(a)    During the Exclusivity Period, Socrata shall exclusively be in discussions and negotiate with the Tyler Entities and shall not, and will direct that its Affiliates and Representatives shall not, directly or indirectly (whether or not in conjunction with a Third Party) solicit, encourage, or initiate any offer or proposal from, or enter into, re-start, solicit, initiate, or otherwise engage in any discussions or negotiations with, or seek, encourage, or respond to, or provide or disclose any information to, or enter into any agreement, terms, arrangement, or understanding (whether or not legally binding) with, any Person or group of Persons other than the Tyler Entities and its Representatives with respect to any transaction involving any acquisition of or investment in, or any disposal (whether by way of sale, offer, transfer, assignment or otherwise) of, a material portion of Socrata Stock (or interest therein), or a material portion of the assets of Socrata, except in any such case to notify any such Person or group of Persons of the existence of this Section 6.3(a).
(b)    During the Exclusivity Period, the Tyler Entities shall exclusively be in discussions and negotiate with Socrata and shall not, and will procure that its Representatives shall not, directly or indirectly (whether or not in conjunction with a Third Party) solicit, encourage, or initiate any offer or proposal from, or enter into, re-start, solicit, initiate, or otherwise engage in any discussions or negotiations with, or seek, encourage, or respond to, or provide or disclose any nonpublic information to, or enter into any agreement, terms, arrangement, or understanding (whether or not legally binding) with, any Person or group of Persons other than Socrata and its Affiliates or Representatives concerning any transaction involving any acquisition of or investment in, or any disposal (whether by way of sale, offer, transfer, assignment, or otherwise) of, a material portion of the shares or equity (or any interest therein) of any Third Party that is a Competitive Business, or a material portion of the assets of any such Third Party (any such transaction described in Sections 6.3(a) or 6.3(b) to be considered an “Alternative Transaction”), except in any such case to notify any such Person or group of Persons of the existence of this Section 6.3(b).
(c)    If either Socrata, on the one hand, and the Tyler Entities, on the other hand or any of its Representatives receives any proposal for, or inquiry respecting, any Alternative Transaction, or any request for nonpublic information in connection with any such Alternative Transaction, such Party will promptly notify the other such Party, describing in reasonable detail the identity of the Person or group of Persons making such proposal or inquiry and the terms and conditions of such proposal or inquiry.
6.4    Stockholder Approval.
(a)    Socrata shall use its commercially reasonable efforts to obtain (if not obtained on or before the date of this Agreement), within two Business Days following the execution and delivery of this Agreement, the written consent of Stockholders holding the requisite number of shares of Socrata Stock under the DGCL and Socrata’s Certificate of Incorporation, as amended, with respect to authorization and approval of the Merger and authorization, approval, and adoption of this Agreement in accordance with the DGCL (the “Stockholder Consent”). Promptly following receipt of the Stockholder Consent, Socrata shall deliver a copy of the Stockholder Consent to Tyler.
(b)    Promptly following receipt of the Stockholder Consent, Socrata shall prepare and mail a notice to every Stockholder that did not execute the Stockholder Consent. Such notice shall (i) be a statement to the effect that Socrata’s board of directors unanimously determined that the Merger is advisable in accordance with the DGCL and in the best interests of the Stockholders and unanimously approved and adopted this Agreement, the Merger and the other transactions contemplated hereby, (ii) provide the Stockholders to whom it is sent with notice of the actions taken in the Stockholder Consent, including the approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby in accordance with Section 228(e) of the DGCL and Socrata’s Bylaws, and (iii) notify such Stockholders of their dissent and appraisal rights pursuant to Section 262 of the DGCL. Such notice shall include therewith a copy of Section 262 of the DGCL and all such other information as required by the DGCL and otherwise conforming, in all material respects, to applicable Law, and shall be sufficient in form and substance to start the 20-day period during which a Stockholder must demand appraisal of such Stockholder’s Socrata Stock as contemplated by Section 262(d)(2) of the DGCL. All materials submitted to the Stockholders in accordance with this Section 6.4(b) shall be subject to Tyler’s advance review and reasonable approval (which such review and approval shall not be unreasonably delayed, conditioned or withheld).
(c)    Following the execution and delivery of this Agreement, and not less than two Business Days prior to the Closing Date, Socrata shall (a) submit to all Persons entitled to vote the material facts concerning all payments and benefits that Socrata reasonably believes, in the absence of stockholder approval of such payments and benefits, could be “parachute payments” within the meaning of Section 280G(b)(2) of the Code (“Parachute Payments”), and which are payable to individuals from whom Socrata receives a parachute payment waiver agreement (a “Parachute Waiver”), as described below, and (b) solicit the approval and consent of all such Persons with respect to the Parachute Payments. In connection therewith, Socrata shall use reasonable efforts to obtain and deliver to Tyler, prior to the initiation of the foregoing stockholder vote, a Parachute Waiver from each Person whom Socrata reasonably believes is a “disqualified individual” (within the meaning of Section 280G(c) of the Code and the Treasury Regulations promulgated thereunder) and who might otherwise receive any Parachute Payments in connection with the Merger. In connection with the foregoing, Tyler shall cooperate with Socrata in a timely manner to provide any information in its possession regarding any potential Parachute Payments, and Socrata shall provide copies of all documents prepared by Socrata and its counsel in connection with this Section 6.4(c) to Tyler, for its review and reasonable comment, at least two Business Days in advance of distribution of any information with respect to such Parachute Payments to Socrata’s stockholders. Prior to the Closing Date, Socrata shall deliver to Tyler evidence that a vote of the Socrata stockholders was solicited in accordance with the foregoing and that either (i) the Parachute Waivers were obtained before the vote and the requisite number of votes of the Socrata stockholders was obtained with respect to the Parachute payments (the “280G Approval”) or (ii) the Parachute Waivers were not obtained before the vote and/or the 280G Approval was not obtained, and, as a consequence, the Parachute Payments shall not be made or provided.

6.5    Notification of Certain Matters. Socrata shall give notice to Tyler and Tyler shall give notice to Socrata, as promptly as reasonably practicable, upon becoming aware of (a) any fact, change, condition, circumstance, event, occurrence, or non-occurrence that has caused or is reasonably likely to cause any representation or warranty in this Agreement made by it to be untrue or inaccurate in any material respect at any time after the date of this Agreement and before the Effective Time that would cause the condition set forth in Section 8.2(a) or Section 8.3(a), as applicable, not to be satisfied as of the Closing Date, (b) any material failure on its part to comply with or satisfy any covenant, condition, or agreement to be complied with or satisfied by it under this Agreement, or (c) the institution of or the threat of institution of any Proceeding related to this Agreement or the Merger; provided, however, that, except as otherwise provided in Section 11.10, the delivery of any notice in accordance with this Section 6.5 shall not limit or otherwise affect the remedies available under this Agreement to such Party (including the right to seek indemnification in accordance with ARTICLE VII or ARTICLE X and the rights of the Stockholders’ Representative to seek indemnification in accordance with Section 11.13), the representations or warranties of the Parties, or the conditions to the obligations of the Parties; provided, further, however, that the unintentional failure to give notice under this Section 6.5 will not be deemed to be a breach of covenant under this Section 6.5 and will constitute only a breach of the underlying representation, warranty, condition, or agreement, as the case may be.
6.6    Restrictive Covenants Agreement. Contemporaneously with the execution of this Agreement, as a material inducement to Tyler’s execution of this Agreement, Kevin Merritt, a Principal Stockholder, and Tyler shall have entered into a Restrictive Covenants Agreement, to be effective upon the Closing Date subject to consummation of the Merger, in form and substance satisfactory to Tyler.
6.7    Consents, Approvals, Orders, and Authorizations.
(a)    Each Party (other than the Stockholders’ Representative) shall, as promptly as practicable following the date of this Agreement, use its commercially reasonable efforts to (i) make, or cause to be made, all filings and submissions required under any Law applicable to such party or any of its Affiliates, and (ii) obtain or provide, or cause to be obtained, as set forth in Schedule 6.7(a), all Authorizations from Governmental Authorities and all consents or approvals by or notices to Third Parties that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement and the Ancillary Documents; provided, however, that for the avoidance of doubt, only such Authorizations, consents, or approvals set forth on Schedule 6.7(a) that are expressly identified as “Required Consents” shall be required to be obtained or delivered on or before the Closing Date. Each Party shall reasonably cooperate with the other Parties and their Affiliates in promptly seeking to obtain all such consents, approvals, orders, and Authorizations. The Parties shall not willfully take any action that will have the effect of delaying, impairing or impeding the receipt of any required consents, approvals, orders, and Authorizations.
(b)    Socrata shall be responsible for all fees and expenses incurred with obtaining any consents or approvals from Third Parties, or Authorizations, giving notices, or making filings, in each case as set forth in Section 4.4(a) (provided, however, that any such fees and expenses shall be paid by Socrata in full prior to the Closing or accrued in full on the books and records of Socrata prior to the Closing; and, provided further, that Socrata shall not be obligated to pay any consideration therefor to any Third Party from whom consent or approval is requested), except that Tyler shall be solely responsible for the Merger Filing.
6.8    Employees.
(a)    All Socrata employees who continue employment with the Surviving Corporation or Tyler shall be entitled to participate in Tyler’s standard employee benefit plans and program, and shall be given credit for such employee’s continuous service with Socrata for purposes of determining eligibility, vesting, and, to the extent applicable, the level of benefits under each benefit plan, program, practice, policy, and arrangement maintained by Tyler or any of its Subsidiaries or Affiliates (including, after Closing, the Surviving Corporation) following the Closing and in which any Socrata employee (or the spouse, domestic partner, or dependents of any Socrata employee) participates or is eligible to participate (each, a “Tyler Plan”). Tyler will cause each Tyler Plan that is a welfare benefit plan, within the meaning of Section 3(1) of ERISA, (i) to waive any and all eligibility waiting periods, evidence-of-insurability requirements, actively-at-work requirements, pre-existing condition limitations, and other exclusions and limitations with respect to the Socrata employees and their spouses, domestic partners, and dependents to the extent waived, satisfied, or not included under the corresponding Socrata Plan, and (ii) to recognize for each Socrata employee for purposes of applying annual deductible, co-payment, and out-of-pocket maximums under such Tyler Plan any deductible, co-payment, and out-of-pocket expenses paid by the Socrata employee and his or her spouse, domestic partner and dependents under the corresponding Socrata Plan during the plan year of such Socrata Plan in which occurs the later of (A) the Closing Date and (B) the date on which the Socrata employee begins participating in such Tyler Plan.
(b)    With respect to any employees of Socrata who Tyler and Socrata shall have mutually agreed in that certain Side Letter, dated as of the date hereof, between Tyler and Socrata, shall not continue employment with the Surviving Corporation or Tyler after the Closing, any severance payments in connection therewith (the “Severance Costs”) shall be accrued on the Closing Balance Sheet and the cost thereof shall be borne equally by Socrata and Tyler through the calculation of the Closing Working Capital. Severance Costs shall not include Change of Control Payments.
(c)    Socrata shall be responsible for the payment of any Change of Control Payments that are payable by Socrata to any employee solely as a result of the occurrence of the Merger; provided, however, that any such Change of Control Payments shall be paid by Socrata in full on or before the Closing or accrued in full on the books and records of Socrata on or before the Closing; and, provided further, that in no event shall any of the following be considered Change of Control Payments: (i) any payments made pursuant to any offer letter or any Contract entered into by Socrata with any employee of Socrata at the direction of Tyler, (ii) any change of control, termination, severance payments, golden parachute, deal bonus or similar payments that are paid to any employee of Socrata as the result of the termination of such employee’s employment or such independent contractor’s or consultant’s service with Socrata as a result or in contemplation of the Merger on or before the Closing Date, which shall instead be included as part of Severance Costs, (iii) any change of control, termination, severance payments, golden parachute, deal bonus or similar payments that are paid to any employee of Socrata after the Closing Date, and (iv) any bonus or other similar payments to any employee of Socrata pursuant to any agreement or arrangement adopted or entered into by Tyler, the Surviving Corporation or any of their Affiliates after the Effective Time.

(d)    This Section 6.8 shall be binding upon and inure solely to the benefit of each of the Parties, and nothing in this Section 6.8, express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 6.8. Nothing contained herein, express or implied, shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement. The Parties hereto acknowledge and agree that the terms set forth in this Section 6.8 shall not create any right in any Socrata employee or any other Person to any continued employment with the Surviving Corporation or Tyler or any of their respective Affiliates or compensation or benefits of any nature or kind whatsoever.
(e)    Contemporaneously with the execution of this Agreement, as a material inducement to Tyler’s execution of this Agreement, Tyler shall have entered into a mutually acceptable Employment Agreement, to be effective upon the Closing Date subject to consummation of the Merger, with each of the individuals identified on Schedule 6.8 (collectively, the “Employment Agreements”).
6.9    Fees and Expenses. Except as otherwise provided in this Agreement, all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement shall be paid by the Party incurring such fees or expenses, whether or not the Merger is consummated.
6.10    Public Announcements. The Tyler Entities, on the one hand, and Socrata prior to the Closing and the Stockholders’ Representative following the Closing, on the other hand, shall not issue any press release, make a general communication to Socrata employees, or make any public statement, in each case with respect to the transactions contemplated by this Agreement, prior to (a) consulting with each other Party, and giving such other the opportunity to review and comment upon any such press release, communication, or other public statements, and (b) obtaining such other Party’s written consent (e-mail being sufficient) to the issuance of any such press release or other public statements; provided, however, that either Party may, after the date hereof, (i) make such disclosures or statements as it reasonably believes to be required by applicable Law or the rule of any national securities exchange (including, for this purpose, The New York Stock Exchange) and (ii) in the case of the Stockholders’ Representative, following Closing, disclose information to the Non-Series C Stockholders, the Participating Warrantholders, and the Participating Optionholders who have a need to know such information. Notwithstanding the foregoing, following Closing and the public announcement of the Merger, the Stockholders’ Representative shall be permitted to publicly announce that it has been engaged to serve as the Stockholders’ Representative in connection with the Merger as long as such announcement does not disclose any of the other terms of the Merger or the other transactions contemplated herein
6.11    Further Assurances. Subject to, and not in limitation of, Section 6.11, each of the Parties shall use its commercially reasonable efforts (except as otherwise provided in this Agreement) to (i) take, or cause to be taken, all actions necessary or desirable to consummate the Merger and the other transactions contemplated hereby and (ii) fulfill or obtain the fulfillment of, at the earliest practicable date, the conditions precedent to the consummation thereof, including the execution and delivery of any documents, certificates, instruments, or other papers that are reasonably required for the consummation thereof.
6.12    Director and Officer Indemnification and Insurance.

(a)    Tyler agrees that all rights to indemnification, advancement of expenses, and exculpation by Socrata now existing in favor of each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer or director of Socrata, as provided in the Certificate of Incorporation or Bylaws of Socrata, in each case as in effect on the date of this Agreement, or pursuant to any other agreements in effect on the date hereof and disclosed on Schedule 6.12, shall survive the Closing Date and shall continue in full force and effect in accordance with their respective terms.
(b)    Prior to the Effective Time, Socrata shall arrange to obtain as of the Closing Date “tail” insurance policies with a claims period of six years from the Closing Date with at least the same coverage and amounts, and containing terms and conditions that are not less advantageous to the directors and officers of Socrata, as provided by each of Socrata’s claims-made insurance policies (including, without limitation, director and officer insurance) in effect immediately prior to the Closing Date, in each case with respect to claims arising out of or relating to events which occurred on or prior to the Effective Time (including in connection with the transactions contemplated by this Agreement). The premium amounts for such tail policies shall be fully paid by Socrata or included as a Transaction Expense. Any such tail policies shall include a successor endorsement that names Tyler and the Surviving Corporation as additional insureds. During the term of such tail policies, neither Tyler nor the Surviving Corporation shall take any action following the Closing to cause any such tail policy to be cancelled or any provision therein to be amended or waived; provided, that neither Tyler, the Surviving Corporation (except to the extent of such pre-Closing accrual thereof by Socrata), nor any Affiliate thereof shall be obligated to pay any premiums or other amounts in respect of such tail policies.
(c)    The obligations of Tyler under this Section 6.12 shall not be terminated or modified in such a manner as to adversely affect any director or officer to whom this Section 6.12 applies without the consent of such affected director or officer (it being expressly agreed that the directors and officers to whom this Section 6.12 applies shall be Third-Party beneficiaries of this Section 6.12, each of whom may enforce the provisions of this Section 6.12).
(d)    In the event Tyler or any of its respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Tyler shall assume all of the obligations set forth in this Section 6.12.
6.13    Confidentiality. The Parties acknowledge and agree that the Confidentiality Agreement remains in full force and effect, and the Tyler Entities, on the one hand, and Socrata, on the other hand, covenant and agree to keep confidential, in accordance with the provisions of the Confidentiality Agreement, information provided to such Party or Parties or any of their respective Representatives pursuant to this Agreement. Notwithstanding anything contained herein to the contrary, if this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement and the provisions of this Section 6.13 shall nonetheless continue in full force and effect.
6.14    Stockholders’ Access to Books and Records. In order to facilitate the resolution of any claims made against or incurred by the Stockholders, Participating Warrantholders, or Participating Optionholders prior to the Effective Time, or for any other reasonable purpose, for a period of five years after the Effective Time, Tyler shall: (a) retain the books and records (including personnel files) of Socrata relating to periods prior to the Effective Time in a manner reasonably consistent with the prior practices of Socrata, and (b) upon reasonable notice, afford the Stockholders’ Representative and his Representatives reasonable access during normal business hours to (including the right to make, at the expense of the Non-Series C Stockholders, Participating Warrantholders, and Participating Optionholders, photocopies of), such books and records.
6.15    Provisions Regarding Legal Representation; Attorney Client Privilege.
(a)    Each of the Parties acknowledges and agrees that Perkins Coie LLP (“Perkins”) has acted as counsel to Socrata in connection with the negotiation of this Agreement and consummation of the transactions contemplated hereby. Tyler hereby consents and agrees to, and agrees to cause the Surviving Corporation to consent and agree to, Perkins representing the Stockholders’ Representative and/or any of the Stockholders, Participating Warrantholders, or Participating Optionholders (collectively, the “Seller Parties”) after the Closing, including with respect to disputes in which the interests of the Seller Parties may be directly adverse to Tyler and its Affiliates (including the Surviving Corporation) (collectively, the “Tyler Parties”), and even though Perkins may have represented Socrata in a matter substantially related to any such dispute, or may be handling ongoing matters for Socrata. Tyler further consents and agrees to, and agrees to cause the Surviving Corporation to consent and agree to, the communication by Perkins to the Seller Parties in connection with any such representation of any fact known to Perkins arising by reason of Perkins’s prior representation of Socrata. In connection with the foregoing, Tyler hereby irrevocably waives and agrees not to assert, and agrees to cause the Surviving Corporation to irrevocably waive and not to assert, any conflict of interest arising from or in connection with (i) Perkins’s prior representation of Socrata and (ii) Perkins’s representation of the Seller Parties prior to and after the Closing.
(b)    Tyler further agrees, on behalf of itself and, after the Closing, on behalf of the Surviving Corporation, that all communications in any form or format whatsoever between or among any of Perkins, Socrata, any of the Seller Parties, or any of their respective directors, officers employees, or other representatives that relate in any way to the negotiation, documentation, and consummation of the transactions contemplated by this Agreement (other than communications related to the preparation of the Disclosure Schedule) or, beginning on the date of this Agreement, any dispute arising under this Agreement (collectively, the “Deal Communications”) shall be deemed to be retained and owned collectively by the Seller Parties, shall be controlled by the Stockholders’ Representative on behalf of the Seller Parties and shall not pass to or be claimed by Tyler Parties. All Deal Communications that are attorney-client privileged (the “Privileged Deal Communications”) shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Stockholders’ Representative and the Seller Parties, shall be controlled by the Stockholders’ Representative on behalf of the Seller Parties and, except as provided below, shall not pass to or be claimed by Tyler Parties.
(c)    Notwithstanding the foregoing, in the event that a dispute arises between the Tyler Parties, on the one hand, and a Third Party other than the Seller Parties, on the other hand, Tyler may assert the attorney-client privilege to prevent the disclosure of the Privileged Deal Communications to such Third Party or waive such privilege if desired in connection with resolving such dispute. In the event that Tyler is legally required or requested by governmental order or otherwise (any such request or order, a “Legal Request”) to access or obtain a copy of all or a portion of the Privileged Deal Communications, Tyler shall be entitled to access or obtain a copy of and disclose the Privileged Deal Communications to the extent necessary to comply with any such Legal Request. In the event of any Legal Request, Tyler shall promptly notify the Stockholders’ Representative in writing (prior to the disclosure by Tyler of any Privileged Communications to the extent practicable) so that the Stockholders’ Representative can seek a protective order and Tyler agrees to use all commercially reasonable efforts (at the sole cost and expense of the Non-Series C Stockholders, Participating Warrantholders, and Participating Optionholders) to assist therewith.
6.16    Minute Books and Other Deliveries. Socrata shall exercise commercially reasonable efforts to deliver or cause to be delivered to Tyler each of the following at or prior to Closing:
(a)    certificates of qualification of Socrata as a foreign entity from the Secretary of State (or comparable Governmental Authority) of each state, as of a date within ten Business Days immediately preceding the Closing Date, set forth on Schedule 4.1(b);
(b)    all minute books of Socrata delivered to the location designated by Tyler for such delivery;
(c)    written resignations, effective as of the Closing Date, of each of the directors and officers of Socrata Foundation; and
(d)    a unanimous written consent of the directors of Socrata Foundation, effective as of the Closing Date immediately prior to such resignations, electing five individuals to serve as the directors of Socrata Foundation, as designated by Tyler.
ARTICLE VII
TAX MATTERS
7.1    Intended Tax Treatment. The Parties are entering into this Agreement with the intention that the Merger qualify as a taxable purchase of the stock of Socrata from its Stockholders for federal income tax purposes, and none of the Parties or any Stockholder will take any position or actions inconsistent with such treatment.
7.2    Tax Covenants.
(a)    Without the prior written consent of Tyler (not to be unreasonably withheld, delayed or conditioned), prior to the Closing, Socrata and its Representatives shall not make, change, or rescind any material Tax election, amend any Tax Return or take any position on any Tax Return, take any action, omit to take any action, or enter into any other transaction that would have the effect of materially increasing the Tax liability or materially reducing any Tax asset of Tyler or the Surviving Corporation in respect of any Post-Closing Tax Period.
(b)    All Transfer Taxes (including any penalties and interest) resulting from, relating to, or arising in connection with the Merger shall be borne and paid 50% by the Non-Series C Stockholders, Participating Warrantholders, and the Participating Optionholders and 50% by Tyler. The Party responsible under applicable Tax Law for filing such Tax Returns shall timely file such Tax Return or other document with respect to such Taxes or fees (and the other Party shall cooperate with respect thereto as necessary).
(c)    On or after the Closing Date, Tyler shall not, and shall not cause or permit the Surviving Corporation or its Affiliates to, (i) amend any Socrata Tax Return filed with respect to a Pre-Closing Tax Period or (ii) make any Tax election that has retroactive effect to any such Tax year of Socrata, in each such case without the prior written consent of the Stockholders’ Representative.
7.3    Termination of Existing Tax Sharing Agreements. Any and all existing Tax sharing agreements (whether written or not) binding upon Socrata shall be terminated as of the Closing Date. After the Closing Date, neither Socrata nor any of its Representatives shall have any further rights or liabilities thereunder.
7.4    Tax Indemnification. Except to the extent treated as a liability in the calculation of Closing Working Capital, the Non-Series C Stockholders, Participating Warrantholders, and the Participating Optionholders shall, severally and not jointly (in accordance with their respective Pro Rata Shares), indemnify Tyler, the Surviving Corporation, and each Tyler Indemnified Party and hold them harmless from and against (i) all income Taxes of Socrata or relating to the business of Socrata for all Pre-Closing Tax Periods; (ii) all income Taxes of any member of an affiliated, consolidated, combined, or unitary group of which Socrata (or any predecessor of Socrata) is or was a member on or prior to the Closing Date by reason of a liability under Treasury Regulation Section 1.1502-6 or any comparable provisions of foreign, state, or local Law; (iii) all income Taxes of any person imposed on Socrata arising under the principles of transferee or successor liability or by contract, relating to an event or transaction occurring before the Closing Date, (iv) all Taxes arising from the transactions contemplated by this Agreement and incurred by Socrata (except to the extent otherwise set forth in this Agreement) with respect to any Pre-Closing Tax Period, (v) all Taxes arising from a nondeductible expense under Section 280G of the Code or an excise Tax to the recipient of such payments pursuant to Section 4999 of the Code, including any claim or Proceeding by a current or former Socrata employee or consultant arising therefrom, in each case, to the extent related to any payments or benefits made or provided by or on behalf of Socrata on or prior to the Closing Date, (vi) any failure or alleged failure of an Socrata Plan to comply with, or be exempt from, Section 409A of the Code on or prior to the Closing Date, including any Taxes arising therefrom in a Pre-Closing Tax Period and any claim or Proceeding by a current or former Socrata employee arising therefrom, and (vii) any breach of Section 7.2(a). In each of the above cases, the Non-Series C Stockholders and Participating Optionholders shall, severally and not jointly (in accordance with their respective Pro Rata Shares), reimburse Tyler for any Taxes of Socrata that are the responsibility of the Non-Series C Stockholders, Participating Warrantholders, and the Participating Optionholders pursuant to this Section 7.4 within 60 Business Days after Tyler or the Surviving Corporation provides written notice to the Stockholders’ Representative of the payment of such Taxes, which notice shall set forth the amount and type of such Taxes with reasonable specificity, and certified evidence of payment thereof. Any applicable limitations on indemnification set forth in Section 10.7, including without limitation the Indemnification Limitations set forth in Section 10.7(b), shall apply to this Section 7.4.
7.5    Tax Returns.

(a)    Socrata shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns required to be filed by it that are due on or before the Closing Date (taking into account any extensions), and shall timely pay all Taxes that are due and payable on or before the Closing Date (taking into account any extensions), and shall timely pay all Taxes that are due and payable on or before the Closing Date and shall be indemnified as provided in Section 7.4. Any such Tax Return shall be prepared in a manner consistent with past practice (unless otherwise required by applicable Tax Law).
(b)    Tyler shall prepare and timely file, or cause to be prepared and timely filed, all other Tax Returns required to be filed by Socrata after the Closing Date with respect to a Pre-Closing Tax Period, and for any Straddle Period. Any such Tax Return shall be prepared in a manner consistent with Socrata’s past practice (unless otherwise required by Law) and, if it is an income or other material Tax Return, shall be submitted by Tyler to the Stockholders’ Representative (together with schedules, statements and, to the extent requested by the Stockholders’ Representative, supporting documentation) at least 45 days prior to the due date (including extensions) of such Tax Return. If the Stockholders’ Representative objects to any item on any such Tax Return that relates to a Pre-Closing Tax Period, the Stockholders’ Representative shall, within 30 days after delivery of such Tax Return, notify Tyler in writing that it so objects, specifying with reasonable particularity any such item and stating with reasonable specificity the factual or legal basis for any such objection. If a notice of objection shall be duly delivered, Tyler and the Stockholders’ Representative shall negotiate in good faith and use their commercially reasonable best efforts to resolve such items. If Tyler and the Stockholders’ Representative are unable to reach such agreement within ten days after receipt by Tyler of such notice, the disputed items shall be resolved by the Accountant and any determination by the Accountant shall be final. The Accountant shall resolve any disputed items within 20 days of having the item referred to it pursuant to such procedures as it may require. If the Accountant is unable to resolve any disputed items before the due date for such Tax Return, the Tax Return shall be filed as prepared by Tyler and then amended to reflect the Accountant’s resolution. The costs, fees, and expenses of the Accountant shall ultimately be borne by Tyler, on the one hand, and the Non-Series C Stockholders, Participating Warrantholders, and the Participating Optionholders, on the other hand, in the same proportion as the aggregate amount of the disputed items that is unsuccessfully disputed (as determined by the Accountant) by Tyler and the Non-Series C Stockholders, Participating Warrantholders, and the Participating Optionholders, as applicable, bears to the total amount of the disputed items submitted to the Accountant. Except as provided in the preceding sentence, all other costs and expenses incurred by the Parties in connection with resolving any dispute hereunder before the Accountant shall be borne by the Party incurring such cost and expense. The preparation and filing of any Tax Return of Socrata that does not relate to a Pre-Closing Tax Period or Straddle Period shall be exclusively within the control of Tyler.
7.6    Straddle Period. In the case of Taxes that are payable with respect to a Taxable period that begins before and ends after the Closing Date (each such period, a “Straddle Period”), the portion of any such Taxes that are treated as Pre-Closing Taxes for purposes of this Agreement shall be:
(a)    in the case of Taxes (i) based upon, or related to, income, receipts, profits, wages, capital, or net worth, (ii) imposed in connection with the sale, transfer, or assignment of property, or (iii) required to be withheld, deemed equal to the amount which would be payable if the Taxable year ended with the Closing Date; and
(b)    in the case of other Taxes, deemed to be the amount of such Taxes for the entire period multiplied by a fraction, the numerator of which is the number of days in the period ending on the Closing Date and the denominator of which is the number of days in the entire period.
7.7    Contests. Tyler agrees to give written notice to the Stockholders’ Representative of the receipt of any written notice by Socrata or the Surviving Corporation, Tyler, or any of Tyler’s Affiliates which involves the assertion of any claim, or the commencement of any Proceeding, in respect of which an indemnity may be sought by Tyler pursuant to this ARTICLE VII (a “Tax Claim”); provided that failure to comply with this provision shall not affect Tyler’s right to indemnification hereunder. Except as provided below, Tyler shall control the contest or resolution of any Tax Claim; provided, however, that Tyler shall obtain the prior written consent of the Stockholders’ Representative (which consent shall not be unreasonably withheld, conditioned, or delayed) before entering into any settlement of a claim or ceasing to defend such claim; and, provided further, that the Stockholders’ Representative shall be entitled to participate in the defense of such claim and to employ counsel of its choice for such purpose, the fees and expenses of which separate counsel shall be borne solely by the Non-Series C Stockholders, Participating Warrantholders, and Participating Optionholders. The Stockholders’ Representative shall control any Tax Claim with respect to the federal income tax returns of Socrata or with respect to any other Tax Return for which the Non-Series C Stockholders, Participating Warrantholders, and the Participating Optionholders could have a liability pursuant to this ARTICLE VII. Tyler shall be entitled to participate in the defense of any such Tax Claim and to employ counsel of its choice for such purpose, the fees and expenses of which separate counsel shall be borne solely by Tyler. The Stockholders’ Representative shall consult with Tyler before entering into any settlement of such claim or ceasing to defend such claim if the settlement or ceasing to defend such claim would result in a material increase in the Taxes of Tyler in a Tax period beginning after the Closing Date.
7.8    Cooperation and Exchange of Information. The Stockholders’ Representative, the Surviving Corporation, and Tyler shall provide each other with such cooperation and information as any of them reasonably may request of the others in filing any Tax Return pursuant to this ARTICLE VII or in connection with any audit, examination or other Proceeding in respect of Taxes of Socrata. Such cooperation and information shall include providing powers of attorney, copies of relevant Tax Returns or portions thereof, together with accompanying schedules, related work papers, and documents relating to rulings or other determinations by tax authorities. Each of the Stockholders’ Representative, the Surviving Corporation, and Tyler shall retain all Tax Returns, schedules and work papers, records, and other documents in its possession relating to Tax matters of Socrata for any Taxable period beginning before the Closing Date until the expiration of the statute of limitations of the Taxable periods to which such Tax Returns and other documents relate, without regard to extensions except to the extent notified by any of the other parties in writing of such extensions for the respective Tax periods. Prior to transferring, destroying, or discarding any Tax Returns, schedules and work papers, records, and other documents in its possession relating to Tax matters of Socrata for any Taxable period beginning before the Closing Date, the Stockholders’ Representative or the Surviving Corporation or Tyler (as the case may be) shall provide the other Parties with reasonable written notice and offer the other Parties the opportunity to take custody of such materials. The Parties further agree, upon request, to use their reasonable best efforts to obtain any certificate or other document from any Governmental Authority responsible for Taxes or any other Person as may be necessary to mitigate, reduce, or eliminate any Tax that could be imposed with the transactions contemplated under this Agreement.
7.9    Payments to Tyler. Any amounts payable to Tyler pursuant to this ARTICLE VII shall be satisfied as an obligation of the Non-Series C Stockholders, the Participating Warrantholders, and the Participating Optionholders, severally and not jointly (limited by their Pro Rata Shares).
7.10    Tax Treatment of Indemnification Payments. Any indemnification payments pursuant to this ARTICLE VII shall be treated by the Parties as an adjustment for Tax purposes to the Total Merger Consideration, unless otherwise required by applicable Tax Law.
7.11    FIRPTA Statement. On the Closing Date, Socrata shall deliver to Tyler a certificate, dated as of the Closing Date, certifying to the effect that no interest in Socrata is a U.S. real property interest for purposes of Treasury Regulations Section 1.897-2(g)(1)(ii), in a form reasonably satisfactory to each of the Parties. (the “FIRPTA Statement”).
7.12    Survival. Notwithstanding anything in this Agreement to the contrary, the provisions of this ARTICLE VII shall survive for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation, or extension thereof) plus 60 days.
7.13    Overlap. To the extent that any obligation or responsibility pursuant to ARTICLE X, including procedures relating to the control of Proceedings relating to Taxes, may overlap with an obligation or responsibility pursuant to this ARTICLE VII, the provisions of this ARTICLE VII shall govern; provided, however, that any applicable limitations on indemnification set forth in Section 10.7(c) shall continue to apply to this ARTICLE VII. The indemnities of the Stockholders set forth in this ARTICLE VII and the indemnities of the Stockholders set forth in ARTICLE X, to the extent relating to Taxes, shall be applied without duplication.
ARTICLE VIII
CONDITIONS PRECEDENT
8.1    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each Party to effect the Merger is subject to the satisfaction or (to the extent permitted by Law) waiver at or prior to the Effective Time of the following conditions:
(a)    No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction, or other judgment or order issued by any federal or state court of competent jurisdiction (collectively, “Restraints”) shall be in effect enjoining or otherwise prohibiting the consummation of the Merger, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Authority that, in any such case, prohibits or makes illegal the consummation of the Merger or the other transactions contemplated hereby.
(b)    Stockholder Approval. Authorization and approval of the Merger and adoption of this Agreement by such Stockholders holding the requisite number of shares of Socrata Stock under the DGCL and the Certificate of Incorporation shall not have been withdrawn.

(c)    Merger Filing. The Merger Filing shall have been filed in accordance with the DGCL.
8.2    Conditions to Obligations of the Tyler Entities. The obligations of the Tyler Entities to effect the Merger are further subject to the satisfaction or (to the extent permitted by Law) waiver by Tyler (on behalf of itself and Merger Sub) at or prior to the Effective Time of the following conditions:
(a)    Representations and Warranties. The representations and warranties of Socrata set forth in this Agreement shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties (i) expressly relate to an earlier date, in which case as of such earlier date or (ii) have been amended or supplemented pursuant to a Disclosure Schedule Supplement), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
(b)    Performance of Obligations. Socrata and the Stockholders’ Representative shall have, in all material respects, performed or complied with all obligations required to be performed or complied with by it under this Agreement by the time of the Closing.
(c)    Support Agreements. Socrata shall have delivered or cause to be delivered to Tyler (to the extent not delivered to Tyler on or before the date of this Agreement), a Support Agreement, to be effective as of the Closing Date, in the form attached hereto as Exhibit B (each, a “Support Agreement”), from each of the Principal Stockholders;
(d)    Absence of Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any event, change, circumstance, occurrence, effect, or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.
(e)    Closing Deliverables. Socrata shall have delivered or caused to be delivered each of the Closing deliverables set forth in Section 2.3(b).
8.3    Conditions to Obligation of Socrata. The obligation of Socrata to effect the Merger is further subject to the satisfaction or (to the extent permitted by Law) waiver by Socrata (on behalf of itself and the Stockholders) at or prior to the Effective Time of the following conditions:
(a)    Representations and Warranties. The representations and warranties of the Tyler Entities set forth in this Agreement shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Tyler Material Adverse Effect.
(b)    Performance of Obligations. The Tyler Entities shall have, in all material respects, performed or complied with all obligations required to be performed or complied with by them or either of them under this Agreement by the time of the Closing.
(c)    Closing Deliverables. Tyler shall have delivered or caused to be delivered each of the Closing deliverables set forth in Sections 2.3(c) and 2.3(d).
8.4    Frustration of Closing Conditions. None of Socrata or the Tyler Entities may rely on the failure of any condition set forth in Sections 8.1, 8.2, or 8.3, as the case may be, to be satisfied if such failure was caused by such Party’s (or, in the case of a Tyler Entity, any Tyler Entity’s) breach of this Agreement.
ARTICLE IX
TERMINATION, AMENDMENT, AND WAIVER
9.1    Termination. Subject to the provisions of this ARTICLE IX, this Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time:
(a)    by mutual written consent of Tyler and Socrata;
(b)    by either Tyler or Socrata if any Restraint having any of the effects set forth in Section 8.1(a) shall have become final and nonappealable; provided, however, that the Party seeking to terminate this Agreement pursuant to this Section 9.1(b) shall have complied with its obligations under Section 6.5;
(c)    by Tyler if the Merger shall not have been consummated on or before June 1, 2018 (such date, as it may be extended by the written mutual agreement of the Parties or as provided in this Section 9.1(c), the “Tyler Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(c) shall not be available to Tyler if the failure of Tyler, any Tyler Entity to perform, in any material respect, any of its obligations under this Agreement, has been a principal cause of or resulted in the failure of the Merger to be consummated on or before such date;
(d)    by Socrata if the Merger shall not have been consummated on or before May 1, 2018 (such date, as it may be extended by the written mutual agreement of the Parties or as provided in this Section 9.1(d) the “Socrata Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(d) shall not be available to Socrata if the failure of Socrata to perform, in any material respect, any of its obligations under this Agreement, has been a principal cause of or resulted in the failure of the Merger to be consummated on or before such date;
(e)    by Tyler, if Socrata shall have breached any of its representations or warranties or failed to perform any covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Sections 8.2(a)

or 8.2(b) and (ii) is incapable of being cured prior to the Tyler Outside Date; provided, however, that Tyler shall not have the right to terminate this Agreement pursuant to this Section 9.1(e) if either Tyler Entity is then in material breach of any of its representations, warranties, covenants, or agreements hereunder;
(f)    by Tyler if there has been a Material Adverse Effect;
(g)    by Socrata if either Tyler Entity shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Sections 8.3(a) or 8.3(b) (including, for avoidance of doubt, any failure by Tyler to effect the Closing in accordance with Section 2.2, other than through the exercise of its termination rights pursuant to this Section 9.1); provided, however, that Socrata shall not have the right to terminate this Agreement pursuant to this Section 9.1(g) if both (i) Socrata is then in material breach of any of its representations, warranties, covenants, or agreements hereunder and (ii) such material breach would give rise to the failure of a condition set forth in Sections 8.2(a) or 8.2(b); or
(h)    by Socrata if there has been a Tyler Material Adverse Effect.
Nothing in this Section 9.1 shall limit or prevent a Party from exercising any rights or remedies it may have under Section 11.11 in lieu of its terminating this Agreement pursuant to this Section 9.1.
9.2    Effect of Termination.
(a)    In the event this Agreement is terminated by either Socrata or Tyler as provided in Section 9.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any Stockholder, Socrata, or any Tyler Entity, other than (a) the provisions of Section 4.23, Section 5.8, Section 6.9, Section 6.10, Section 6.13, this Section 9.2, and ARTICLE XI, which provisions shall survive such termination, and (b) no Party will be released or relieved from any liability or obligation arising from the willful breach by such party of any of its representations, warranties, covenants, or agreements as set forth in this Agreement, in which event, except as otherwise expressly provided herein, termination of this Agreement shall not be deemed or construed as limiting or denying any legal or equitable right or remedy of the non-breaching Parties to this Agreement.
(b)    If this Agreement is terminated by Socrata pursuant to Section 9.1(g), Socrata shall be entitled to an amount equal to Ten Million Dollars ($10,000,000) in cash as liquidated damages. Each of the Parties acknowledges and agrees that the foregoing agreement with respect to payment of liquidated damages to Socrata is an integral part of the transactions contemplated by this Agreement, that without this agreement the Tyler Entities and Socrata would not have entered into this Agreement, and that such payment shall not constitute a penalty but shall constitute liquidated damages to compensate Socrata for damages that are incapable of accurate estimation. Within five Business Days following such termination by Socrata pursuant to Section 9.1(g), Tyler shall pay to Socrata the amount of such liquidated damages by wire transfer of immediately available funds. Notwithstanding anything to the contrary in this Agreement, Socrata’s right to receive payment of liquidated damages under this Section 9.2(b) upon termination of this Agreement by Socrata pursuant to Section 9.1(g) shall be the sole and exclusive remedy of Socrata against the Tyler Entities for any and all Losses that may be suffered based upon, resulting from, or arising out of the termination of this Agreement by Socrata pursuant to Section 9.1(g), and, subject to Section 9.2(a), upon such payment in accordance with this Section 9.2(b) none of Tyler Entities shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement. Notwithstanding the foregoing and notwithstanding any facts giving rise to a termination of this Agreement pursuant to Section 9.1(g), Socrata may elect (in Socrata’s sole discretion) not to terminate this Agreement and not to collect liquidated damages under this Section 9.2(b), and in such case nothing herein shall be deemed or construed as limiting or denying any legal or equitable right or remedy of Socrata under this Agreement, including seeking specific performance in accordance with Section 11.11, nor shall any termination of this Agreement by Socrata pursuant to any provision of Section 9.1 other than Section 9.1(g) be deemed or construed as limiting or denying in any way any legal or equitable right or remedy of Socrata under this Agreement.
9.3    Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.
9.4    Extension; Waiver. At any time prior to the Effective Time, the Parties may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) to the extent permitted by Law, waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights. No provision of this Agreement requiring any Party to use reasonable best efforts or to act in good faith in any context shall be interpreted to require a Party, as part of such Party’s duty to use reasonable best efforts or to act in good faith in the context in question, to waive any condition to the obligations of such Party hereunder or to refrain from exercising any right or power such Party may have hereunder.
9.5    Procedure for Termination or Amendment. A termination of this Agreement pursuant to Section 9.1 or an amendment of this Agreement pursuant to Section 9.3 shall, in order to be effective, be in writing delivered to the other Parties and require, in the case of Tyler (for itself and Merger Sub) and Socrata, action by its board of directors or a duly authorized committee of its board of directors to the extent permitted by Law.
ARTICLE X
INDEMNIFICATION
10.1    Indemnification by the Non-Series C Stockholders, the Participating Warrantholders, and Participating Optionholders. Subject to the provisions of this ARTICLE X, the Non-Series C Stockholders, the Participating Warrantholders, and Participating Optionholders shall, severally and not jointly, but limited to their respective Pro Rata Shares, indemnify, defend, and hold harmless each of the Tyler Entities, and their respective officers, directors, managers, employees, agents, representatives, and controlled Affiliates, from and after the Effective Time from and against all Losses incurred by any of such indemnified Persons as a result of or arising from (a) any breach of the representations and warranties of Socrata as set forth in ARTICLE IV, (b) any breach or nonfulfillment of any covenant or agreement of Socrata under this Agreement, (c) any claim made by any Stockholder, a Participating Warrantholder, or a Participating Optionholder relating to such Person’s rights with respect to the Total Merger Consideration, or the calculations and determinations set forth on the Consideration Spreadsheet; (d) any amounts paid to the holders of Dissenting Shares, including any interest required to be paid thereon, that are in excess of what such holders would have received hereunder had such holders not been holders of Dissenting Shares; or (e) any Proceeding by a Stockholder against Socrata or the Surviving Corporation arising out of such Stockholder’s ownership of Socrata Stock on or before the Effective Time (but excluding (i) any obligation of the Tyler Entities pursuant to this Agreement or any agreement contemplated hereby, (ii) any employment claim accrued by Socrata prior to the Effective Time but payable by the Surviving Corporation after the Effective Time, and (iii) any claim arising under Section 6.12).
10.2    Indemnification by Tyler. The Tyler Entities, jointly and severally, shall indemnify, defend, and hold harmless the Stockholders, the Participating Warrantholders, and Participating Optionholders and their respective officers, directors, managers, employees, agents, representatives, controlled Affiliates, beneficiaries and heirs, at all times from and after the Effective Time from and against all Losses incurred by any of such indemnified Persons as a result of or arising from (a) any breach of the representations and warranties of the Tyler Entities set forth herein or in the Schedules or certificates attached hereto, or (b) any breach of or nonfulfillment of any covenant or agreement on the part of the Tyler Entities under this Agreement.
10.3    Indemnification Procedures. The party making a claim under this ARTICLE X is referred to as the “Indemnified Party”, and the party or parties against whom such claims are asserted under this ARTICLE X is referred to as the “Indemnifying Party”. Solely for purposes of Section 10.3, Section 10.4, and Section 10.5, (a) if the Non-Series C Stockholders, Participating Warrantholders, and Participating Optionholders, collectively, comprise the Indemnifying Party, any references to Indemnifying Party (except provisions relating to an obligation to indemnify or make payments) shall be deemed to refer to the Stockholders’ Representative acting on behalf of such Indemnified Party, and (b) if the Non-Series C Stockholders, Participating Warrantholders, and Participating Optionholders, collectively, comprise the Indemnified Party, any references to the Indemnified Party (except provisions relating to a right to receive payments) shall be deemed to refer to the Stockholders’ Representative acting on behalf of such Indemnified Party. Any payment to the Non-Series C Stockholders, Participating Warrantholders, and Participating Optionholders as the Indemnified Party shall be distributed to the Paying Agent for further distribution to the Non-Series C Stockholders, the Participating Warrantholders, and the Participating Optionholders in accordance with this Agreement.
10.4    Third Party Claims. Promptly after any Indemnified Party has received notice of or has knowledge of any claim (or any facts giving rise to a claim) by a Third Party of the commencement of any Proceeding by a Third Party that the Indemnified Party believes in good faith is an indemnifiable claim under this Agreement, the Indemnified Party shall promptly give to the Indemnifying Party obligated to provide indemnification pursuant to Sections 10.1 or 10.2 written notice of such claim or the commencement of such Proceeding. Such notice shall state the nature and the basis of such claim and a reasonable estimate of the amount thereof, along with all documentation and records in such Indemnified Party’s possession relating to such claim. The Indemnifying Party shall have the right to defend and settle, at its own expense (or in the case of the Stockholders’ Representative, at the expense of the Non-Series C Stockholders, the Participating Warrantholders, and the Participating Optionholders) and by its own counsel, any such matter. If the Indemnifying Party undertakes to defend or settle any such matter, it shall promptly notify the Indemnified Party of its intention to do so, and the Indemnified Party shall cooperate with the Indemnifying Party and its counsel in all commercially reasonable respects in the defense thereof and in any settlement thereof. Such cooperation shall include, but shall not be limited to, furnishing the Indemnifying Party with any books, records, and other information reasonably requested by the Indemnifying Party and in the Indemnified Party’s possession or control. After the Indemnifying Party has notified the Indemnified Party of its intention to undertake to defend or settle any such asserted liability, and for so long as the Indemnifying Party diligently pursues such defense, the Indemnifying Party shall not be liable for any additional legal expenses incurred by the Indemnified Party in connection with any defense or settlement of such asserted liability; provided, however, that the Indemnified Party shall be entitled, at its expense (or in the case of the Stockholders’ Representative, at the expense of the Non-Series C Stockholders, the Participating Warrantholders, and the Participating Optionholders), to participate in the defense of such asserted liability and the negotiations of the settlement thereof. If the Stockholders’ Representative has assumed the defense of a claim, Tyler will not (and will cause its Affiliates and Representatives not to) admit any liability with respect to, or settle, compromise or discharge, any such claim without the prior written consent of the Stockholders’ Representative, such consent not to be unreasonably withheld (provided that, for avoidance of doubt, the Stockholders’ Representative may reserve in any such written consent the right to dispute the existence or amount of any Losses indemnifiable under this Agreement). The Indemnifying Party shall not settle any such Third Party claim without the consent of the Indemnified Party, unless the settlement thereof imposes no liability or obligation on, and includes a complete release from liability of, the Indemnified Party (or in the case of the Stockholders’ Representative, the Non-Series C Stockholders, the Participating Warrantholders, and the Participating Optionholders). If the Indemnifying Party desires to accept a final and complete settlement of any such Third Party claim and the Indemnified Party refuses to consent to such settlement within ten Business Days, then the Indemnifying Party’s liability (or in the case of the Stockholders’ Representative, the liability of the Non-Series C Stockholders, the Participating Warrantholders, and the Participating Optionholders) under this Section 10.4 with respect to such Third Party claim shall be limited to the amount so offered in settlement by said Third Party; provided, however, that notwithstanding the foregoing, the Indemnified Party shall be entitled to refuse to consent to any such proposed settlement and the Indemnifying Party’s liability hereunder shall not be limited by the amount of the proposed settlement if such settlement does not provide for the complete release of the Indemnified Party (or in the case of the Stockholders’ Representative, the Non-Series C Stockholders, the Participating Warrantholders, and the Participating Optionholders). If, upon receiving notice, the Indemnifying Party does not timely undertake to defend such matter to which the Indemnified Party is entitled to indemnification hereunder, the Indemnified Party may undertake such defense through counsel of its choice, at the cost and expense of the Indemnifying Party (or in the case of the Stockholders’ Representative, the cost and expense of the Non-Series C Stockholders, the Participating Warrantholders, and the Participating Optionholders), and the Indemnified Party may seek indemnification for any and all Losses in accordance with this ARTICLE X; provided that, the Indemnifying Party may nonetheless participate (at its own expense) in the defense of such claim and the Indemnified Party will consult with the Indemnifying Party in respect of such defense.
10.5    Non-Third Party Claims. In the event that any Indemnified Party asserts the existence of a claim giving rise to Losses (but excluding claims resulting from the assertion of liability by a Third Party), such party shall give prompt written notice to the Indemnifying Party. Such written notice shall state that it is being given pursuant to this Section 10.5, specify the nature and amount of the claim asserted, and the amount of the claim deemed a valid claim (such date to be established in accordance with the next sentence), along with all documentation and records in such Indemnified Party’s possession relating to such claim. If such Indemnifying Party, within 60 days after the receipt of such written notice from such Indemnified Party, has not given written notice to such Indemnified Party announcing such Indemnifying Party’s intent to contest such assertion of such Indemnified Party, such assertion shall be deemed accepted and the amount of such claim shall be deemed a valid claim. In the event, however, that such Indemnifying Party contests such assertion of a claim by giving such written notice to the Indemnified Party within said period, then the parties shall act in good faith to reach agreement regarding such claim.
10.6    Survival of Representations and Warranties and Covenants and Agreements. Any claim for indemnification based on a breach of the representations, warranties, covenants and agreements set forth in this Agreement shall survive the Closing as follows: (a) any claim for indemnification based on a breach of the representations and warranties set forth in this Agreements shall, except as set forth in clauses (b), (c), and (d) below, survive the Closing for a period of one year from the Closing Date; (b) any claim for indemnification based on a breach of the representations and warranties contained in Sections 4.1 (Due Organization and Qualification; Power and Authority), 4.2 (Authorization; Binding Agreement), 4.5 (Capitalization), 5.1 (Due Organization; Power and Authority), and 5.2 (Authorization; Binding Agreement) (collectively, the “Fundamental Representations”) shall survive until the expiration of the statute of limitations period applicable for breach of contract claims in the State of Delaware; (c) any claim for indemnification based on a breach of the representations and warranties contained in Section 4.18 (Taxes) (the “Tax Representations”) shall survive until the expiration of any applicable statute of limitations period plus 30 days; (d) any claim for indemnification based on a breach of the representations and warranties contained in Sections 4.15 (Employee Benefit Plans) shall survive for a period of three years from the Closing Date; (e) any claim for indemnification based on a breach of the covenants and agreements that are to be performed prior to Closing shall not survive the Closing; and (f) any claim for indemnification based on a breach of the covenants and agreements that are to be performed all or in part after Closing shall survive until either the date provided herein or, if no date is provided, the expiration of the applicable statute of limitations period (in each case, the “Survival Period”). It is the express intent of the Parties that, if an applicable Survival Period is shorter than the statute of limitations that would otherwise apply, then, by contract, the applicable statute of limitations shall be reduced to the Survival Period contemplated hereby. Any claim for indemnity under this Agreement with respect to any breach of any representation, warranty, covenant, or agreement contained in this Agreement shall be deemed time-barred, and no such claim shall be made after the Survival Period specified in this Section 10.6; provided, however, that if a claim notice is delivered in good faith pursuant to and in accordance with the requirements of ARTICLE X with respect to any breach of any representation, warranty, covenant, or agreement prior to the expiration of the applicable Survival Period as set forth in this Section 10.6, the indemnification claim under this ARTICLE X with respect to such representation, warranty, covenant, or agreement shall survive until such indemnification claim is finally resolved pursuant to ARTICLE X.
10.7    Certain Limitations.
(a)    Indemnification Deductible. Notwithstanding anything contained herein to the contrary, neither the Stockholders, the Participating Warrantholders, and Participating

Optionholders, on the one hand, nor the Tyler Entities, on the other hand, shall be entitled to indemnification from the other under the provisions of Section 10.1(a) or Section 10.2(a), as the case may be, unless and until, and only to the extent that, the aggregate amount of all Losses subject to indemnification by such other Party exceeds 1.0% of the Total Merger Consideration (the “Deductible”); provided, however, that the Deductible shall not be applicable to Losses resulting from (i) any breach of a Fundamental Representation or a Tax Representation or (ii) common law fraud by or on behalf of Socrata, on the one hand, or a Tyler Entity, on the other hand.
(b)    Indemnification Cap. Notwithstanding anything contained herein to the contrary, the aggregate indemnification obligation of the Non-Series C Stockholders, the Participating Warrantholders, and Participating Optionholders under Section 10.1(a) or the Tyler Entities under Section 10.2(a) shall be limited to an amount equal to 5.0% of the Total Merger Consideration. Notwithstanding the foregoing, the limitations set forth in this Section 10.7(b) shall not apply to (i) any breach of a Fundamental Representation or a Tax Representation or (ii) common law fraud by or on behalf of Socrata, on the one hand, or a Tyler Entity, on the other hand.
(c)    Other Limitations. Notwithstanding any other provision in this Agreement, except as provided in Section 11.13(b) or in the case of common law fraud by or on behalf of a Non-Series C Stockholder, Participating Warrantholder, or Participating Optionholder, in no event will any Non-Series C Stockholder, Participating Warrantholder, or Participating Optionholder have any liability for Losses under this Agreement (including for avoidance of doubt under Sections 10.1 and 7.4) (i) in excess of the aggregate amount actually received by such Non-Series C Stockholder (solely with respect to such Non-Series C Stockholder’s Socrata Common Stock, Series A Preferred Stock, or Series B Preferred Stock), Participating Warrantholder, or Participating Optionholder under this Agreement, or (ii) in excess of such Non-Series C Stockholder’s, Participating Warrantholder’s, or Participating Optionholder’s Pro Rata Share of such Loss. No Stockholder, Participating Warrantholder, or Participating Optionholder shall be liable for breaches of the representations, warranties and covenants specific to any other Stockholder, Participating Warrantholder, or Participating Optionholder.
(d)    Read Out of Materiality. For purposes of determining the amount of any Loss suffered by an Indemnified Party for purposes of Sections 10.1(a) or 10.2(a), but not for the purposes of determining whether a representation or warranty has been in fact violated, all such representations and warranties shall be read as if any and all exceptions, limitations, restrictions, qualifications, and exclusions contained in such representations and warranties based or conditioned on the terms “material,” or “materially” were deleted.
(e)    Effect of Insurance Proceeds. Payments pursuant to Section 10.1 or Section 10.2 in respect of any Loss shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment received or reasonably expected to be received by the Indemnified Party (or the Surviving Corporation) in respect of any such claim. The Indemnified Party shall use its commercially reasonable efforts to recover under insurance policies or indemnity, contribution or other similar agreements for any Losses prior to seeking indemnification under this Agreement.
(f)    Effect of Tax Benefits. Payments by an Indemnifying Party pursuant to Section 10.1 or Section 10.2 in respect of any Loss shall be reduced by an amount equal to any Tax benefit realized or reasonably expected to be realized as a result of such Loss by the Indemnified Party.
(g)    Limitation of Liability. Except with respect to indemnified Losses required to be paid to a Third Party as part of a Third Party claim under this ARTICLE X, in no event shall any Indemnifying Party be liable to any Indemnified Party for any punitive, incidental, consequential, special or indirect damages, including loss of future revenue or income, loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement, or diminution of value or any damages based on any type of multiple.
(h)    Mitigation of Losses. Each Indemnified Party shall take, and cause its Affiliates to take, all reasonable steps to mitigate any Loss upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto, including incurring costs only to the minimum extent necessary to remedy the breach that gives rise to such Loss.
(i)    Knowledge. Notwithstanding any provision of this Agreement to the contrary, Losses for which the Non-Series C Stockholders, the Participating Warrantholders, or Participating Optionholders may be liable pursuant to Section 10.1 shall exclude all Losses relating to the breach of any representation or warranty of the Non-Series C Stockholder, the Participating Warrantholder, the Participating Optionholder, or Socrata to the extent the Stockholders’ Representative establishes to a reasonable certainty that any Tyler Entity had actual Knowledge as of the Closing of material information that is materially inconsistent with the representation or warranty on which the claim of the Tyler Entity Indemnified Party is based, and could reasonably be expected to have an understanding of the relevance of such materially inconsistent information to such representation and warranty, and thereby it can reasonably be concluded that the Tyler Entity has waived the right to rely on such representation or warranty or should be estopped from asserting such claim as a result thereof. The Tyler Entities expressly acknowledge the Non-Series C Stockholders’, the Participating Warrantholders’, and Participating Optionholders’ right to establish that the Tyler Entities have waived such right or should otherwise be estopped from asserting such claim based on the breach of such representation or warranty due to such actual Knowledge.
(j)    No Duplication. For the avoidance of doubt, (i) if and solely to the extent the amount of any Loss is recovered by a Tyler Entity through the actual payment to such Tyler Entity, the same amount of such Loss may not be recovered again by a Tyler Entity by reason of such Loss being subject to indemnification under more than one provision of this Agreement and (ii) if and solely to the extent that any Loss in connection with an indemnifiable matter was reflected or reserved against in the Closing Balance Sheet or was specifically taken into account in connection with calculations of any of the items included within it, the same amount of such Loss may not be recovered under this ARTICLE X. In the event that there are any facts or circumstances that are the basis for any post-Closing adjustments pursuant to Section 3.5, Tyler shall pursue a remedy based on such facts or circumstances as a post-Closing adjustment pursuant to Section 3.5 based upon the Closing Balance Sheet delivered by Tyler following Closing and shall not be permitted to pursue remedy arising out of the same facts or circumstances as an indemnification claim under this ARTICLE X.
10.8    Payments. Once a Loss is agreed to by the Stockholders Representative (on behalf of the Non-Series C Stockholders, the Participating Warrantholders, and Participating

Optionholders) or a Tyler Entity or is finally adjudicated to be payable pursuant to this ARTICLE X, and subject to the limitations in Section 10.7, the Non-Series C Stockholders, the Participating Warrantholders, and Participating Optionholders, on the one hand, or the Tyler Entities, on the other hand, shall satisfy any obligations within 15 Business Days of such final, non-appealable adjudication by wire transfer of immediately available funds.
10.9    Tax Treatment of Indemnification Payments. All indemnification payments made under this ARTICLE X shall be treated by the Parties for Tax purposes as an adjustment to the Total Merger Consideration, unless otherwise required by applicable Tax Law.
10.10    Exclusive Remedy. The Parties (excluding the Stockholders’ Representative) acknowledge and agree that their sole and exclusive remedy with respect to any and all claims (other than claims arising from a Non-Series C Stockholder’s, Participating Warrantholder’s, Participating Optionholder’s, or a Tyler Entity’s own common law fraud arising under this Agreement) for any Losses under this Agreement or any certificate or instrument delivered hereto shall be pursuant to the indemnification provisions set forth in this ARTICLE X and ARTICLE VII. In furtherance of the foregoing, each Party hereby waives, to the fullest extent permitted under Law, any and all rights, claims, and causes of action for any breach of any such representation, warranty, covenant, agreement, or obligation it may have against the other Parties and their Affiliates arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this ARTICLE X. Nothing in this Section 10.10 shall limit (a) any Person’s right (i) to seek and obtain any equitable relief to which it shall be entitled, (ii) to seek any remedy on account of any Non-Series C Stockholder’s, Participating Warrantholder’s, Participating Optionholder’s, or a Tyler Entity’s own common law fraud arising under this Agreement, or (ii) to seek any remedy pursuant to Section 9.2 or (b) the Stockholders’ Representative’s rights to indemnification under Section 11.13.
ARTICLE XI
GENERAL PROVISIONS
11.1    Notices. All notices, requests, demands, and other communications to any Party or given under this Agreement will be in writing and delivered personally, by overnight delivery or courier, by registered mail, or by electronic transmission (with confirmation of receipt of electronic transmission) to the Parties at the address or electronic mail address specified below. Each notice, request, demand, or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received for all purposes at such time as it is delivered to the addressee with the return receipt, the delivery receipt, the affidavit of messenger, the confirmation of receipt of electronic transmission, or at such time as delivery is refused by the addressee upon presentation. Each Party may designate by notice in writing a new address to which any notice, demand, request, or communication may thereafter be so given, served, or sent.
(a)    if to Tyler, Merger Sub, or (after the Effective Time) the Surviving Corporation:
Tyler Technologies, Inc.

5101 Tennyson Parkway

Plano, TX 75024
Attention: H. Lynn Moore, Jr., President
Fax: 972-713-3777
E-mail: Lynn.Moore@tylertech.com
with a copy (which shall not constitute notice) to:
Munck Wilson Mandala, LLP
12770 Coit Road, Suite 600
Dallas, TX 75251
Attention:    Randall G. Ray, Esq.
Fax: 972-628-3616
E-mail: rray@munckwilson.com
(b)    if to Socrata (before the Effective Time):
Socrata, Inc.

705 5th Ave S., Suite 600

Seattle, WA 98104

Attention: Kevin Merritt, President and CEO

E-mail: kevin.merritt@socrata.com
with a copy (which shall not constitute notice) to:
Perkins Coie LLP

1201 Third Avenue, Suite 4900

Seattle, WA 98101-3099

Attention: David C. Clarke, Esq.

Fax: 206-359-9612
E-mail: dclarke@perkinscoie.com
(c)    if to the Stockholders’ Representative or (after the Closing) the Stockholders, Participating Warrantholders, or Participating Optionholders:
Shareholder Representative Services LLC
950 17th Street, Suite 1400

Denver, CO 80202
Attention: Managing Director
Fax: 303-623-0294
E-mail: deals@srsacquiom.com
with a copy (which shall not constitute notice) to:
Perkins Coie LLP
1201 Third Avenue, Suite 4900
Seattle, WA 98101-3099
Attention: David C. Clarke, Esq.
Fax: 206-359-9612
E-mail: dclarke@perkinscoie.com
11.2    Assignment. No Party may assign this Agreement or any of its rights or obligations arising hereunder without the prior written consent of the other Parties; provided, however, that, without the consent of Socrata, Tyler may, without relieving Tyler from its liabilities or obligations hereunder, assign this Agreement, and its rights and obligations hereunder, to an Affiliate of Tyler or to an entity formed, controlled and primarily owned by Tyler.
11.3    Entire Agreement, Amendments, and Waiver. This Agreement (together with any Exhibits, Annexes, and Schedules hereto) and all certificates, documents, instruments, and writings that are delivered pursuant hereto contain the entire understanding of the Parties with respect to the transactions contemplated hereby and supersede all prior agreements, arrangements, and understandings relating to the subject matter hereof, including the Letter of Intent, but excluding the Confidentiality Agreement, which shall continue to be binding on Socrata and Tyler. This Agreement may be amended, superseded, or canceled (a) before the Closing Date, if and only by a written instrument duly executed by the Parties specifically stating that it amends, supersedes, or cancels this Agreement except that an amendment made subsequent to approval of this Agreement by the Stockholders of Socrata shall not (i) alter or change the amount or kind of consideration to be received on conversion of Socrata Stock or (ii) alter or change any of the terms or conditions of this Agreement if such alteration or change would materially and adversely affect the Stockholders; provided that after the approval of this Agreement by the Stockholders, no such amendment will be made except as allowed under Applicable Law and (b) after the Closing Date, if and only by a written instrument duly executed by Tyler and the Stockholders’ Representative specifically stating that it amends, supersedes, or cancels this Agreement on behalf of Tyler and the Stockholders’ Representative, except that any amendment made in accordance with this clause (b) shall not (i) alter or change the amount or kind of consideration to be received on conversion of Socrata Stock or (ii) alter or change any of the terms or conditions of this Agreement if such alteration or change would materially and adversely affect the Stockholders immediately before the Effective Time. Any of the terms of this Agreement and any condition to a Party’s obligations hereunder may be waived only in writing by that Party specifically stating that it waives a term or condition hereof. No waiver by a Party of any one or more conditions or defaults by the other in performance of any of the provisions of this Agreement shall operate or be construed as a waiver of any future conditions or defaults, whether of a like or different character, nor shall the waiver constitute a continuing waiver unless otherwise expressly provided.

11.4    Governing Law; Consent to Jurisdiction; and Dispute Resolution.
(a)    GOVERNING LAW. THIS AGREEMENT AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF, OR RELATE TO THIS AGREEMENT OR THE NEGOTIATION, EXECUTION, OR PERFORMANCE OF THIS AGREEMENT (INCLUDING ANY CLAIM OR CAUSE OF ACTION BASED UPON, ARISING OUT OF, OR RELATED TO ANY REPRESENTATION OR WARRANTY MADE IN OR IN CONNECTION WITH THIS AGREEMENT OR AS AN INDUCEMENT TO ENTER INTO THIS AGREEMENT) SHALL BE GOVERNED BY, ENFORCED IN ACCORDANCE WITH, AND INTERPRETED UNDER, THE LAWS OF THE STATE OF DELAWARE, WITHOUT REFERENCE TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS.
(b)    CONSENT TO JURISDICTION. THE PARTIES HEREBY IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURTS OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE, AND APPROPRIATE APPELLATE COURTS THEREFROM, OVER ANY DISPUTE ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND EACH PARTY HEREBY IRREVOCABLY AGREES THAT ALL CLAIMS IN RESPECT OF SUCH DISPUTE OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH COURTS. THE PARTIES HEREBY IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION WHICH THEY MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY DISPUTE ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY BROUGHT IN SUCH COURT OR ANY DEFENSE OF INCONVENIENT FORUM FOR THE MAINTENANCE OF SUCH DISPUTE. EACH PARTY AGREES THAT A JUDGMENT IN ANY SUCH DISPUTE MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. THIS CONSENT TO JURISDICTION IS BEING GIVEN SOLELY FOR PURPOSES OF THIS AGREEMENT AND IS NOT INTENDED TO, AND SHALL NOT, CONFER CONSENT TO JURISDICTION WITH RESPECT TO ANY OTHER DISPUTE IN WHICH A PARTY TO THIS AGREEMENT MAY BECOME INVOLVED. EACH PARTY CONSENTS TO PROCESS BEING SERVED BY ANY OTHER PARTY TO THIS AGREEMENT IN ANY PROCEEDING OF THE NATURE SPECIFIED IN THIS SECTION 11.4(b) BY THE MAILING OF A COPY THEREOF IN THE MANNER SPECIFIED BY THE PROVISIONS OF SECTION 11.1.
(c)    Recovery of Costs and Attorneys’ Fees. If there are any Proceedings arising out of or relating to this Agreement or the transactions contemplated hereby, after the entry of a final written non-appealable order, if one Party has predominantly prevailed in the dispute, it shall be entitled to recover from the other Party all court costs, fees, and expenses relating to such Proceeding, including reasonable attorneys’ fees that are specifically included in such court award.
11.5    Consents and Approvals. For any matter under this Agreement requiring the consent or approval of any Party to be valid and binding on the Parties, such consent or approval must be in writing.

11.6    Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute but one and the same instrument. Facsimile or other electronic transmission of any signed original document or retransmission of any such signed transmission will be deemed the same as delivery of an original. At the request of any Party, the Parties will confirm facsimile or other electronic transmission by signing a duplicate original document.
11.7    Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability and, unless the effect of such invalidity or unenforceability would prevent the Parties from realizing the major portion of the economic benefits of this Agreement and the transactions contemplated hereby that they currently anticipate obtaining therefrom, shall not render invalid or unenforceable the remaining terms and provisions of this Agreement or affect the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.
11.8    No Third-Party Beneficiaries. Except as otherwise provided (i) in Section 6.12 or (ii) with respect to indemnification rights in ARTICLE VII and ARTICLE X, nothing in this Agreement shall provide any benefit to any Third Party or entitle any Third Party to any claim, cause of action, remedy, or right of any kind, it being the intent of the Parties that this Agreement shall not be construed as a third-party beneficiary Contract.
11.9    Time of Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.
11.10    Disclosure Schedule. The information in the Disclosure Schedule constitutes (a) exceptions or qualifications to representations, warranties, covenants, and obligations of Socrata as set forth in this Agreement or (b) descriptions or lists of assets and liabilities and other items referred to in this Agreement. Neither the specification of any dollar amount in any representation or warranty nor the disclosure of a document or information in the Disclosure Schedule is intended, or shall be construed or offered in any dispute between the Parties as evidence of, the materiality of such dollar amount, document, or information, nor does it establish any standard of materiality upon which to judge the inclusion or omission of any similar documents or information in that Schedule or any other Schedule. The information contained in this Agreement and the Disclosure Schedule is disclosed solely for the purposes of this Agreement, and no information contained herein or therein shall be deemed to be an admission of any matter whatsoever, including of any violation of Law or breach of any Contract. An exception or qualification set forth in the Disclosure Schedule with respect to a particular representation or warranty shall be deemed to be an exception or qualification with respect to all other applicable representations and warranties to the extent that it is reasonably apparent from the face of such disclosure that such disclosure is applicable to such other Disclosure Schedule or Disclosure Schedules, whether or not such exception or qualification is so numbered or such other representations and warranties expressly refer to a Schedule. The Disclosure Schedule shall not be construed as indicating that any disclosed information is required to be disclosed, and no disclosure shall be construed as an admission that such information is material to, or required to be disclosed by, Socrata. Capitalized terms used in the Disclosure Schedule that are not defined therein shall have the meaning given them in this Agreement. From time to time prior to the Closing, Socrata shall have the right (but not the obligation) to supplement or amend the Disclosure Schedule, with express reference therein to the applicable Schedule(s), to reflect the existence or happening of any matter hereafter arising or occurring which, if existing as of the date hereof, would have been required to be set forth or described in the Disclosure Schedule (each such amendment or supplement, a “Disclosure Schedule Supplement”), and each such Disclosure Schedule Supplement shall be deemed to be incorporated into and to supplement and amend the Disclosure Schedule as of the Closing Date. In the event such event, development, or occurrence that is the subject of the Disclosure Schedule Supplement constitutes or relates to something that has had a Material Adverse Effect, then Tyler shall have the right to terminate this Agreement for failure to satisfy the closing conditions set forth in Sections 8.2(a) or 8.2(c), as applicable; provided, however, that if Tyler has the right to, but does not elect to terminate this Agreement within five Business Days of its receipt of such Disclosure Schedule Supplement, then Tyler shall be deemed to have irrevocably waived any right to terminate this Agreement with respect to such matter under the conditions set forth in Sections 8.2(a) or 8.2(c), as applicable.
11.11    Enforcement. The Parties expressly recognize, acknowledge and agree that immediate, extensive and irreparable damage would result, no adequate remedy at law would exist and damages would be difficult to determine in the event any provision of this Agreement is not performed in accordance with its specific terms on a timely basis or is otherwise breached. It is accordingly agreed, except as otherwise expressly provided in Section 9.2(b), that the Parties shall be entitled to specific performance of the terms hereof and immediate injunctive relief and other equitable relief, without the necessity of proving the inadequacy of money damages as a remedy, and the Parties further hereby agree to waive any requirement for the securing or posting of a bond or other undertaking in connection with the obtaining of such injunctive or other equitable relief. Such remedies, and any and all other remedies provided for in this Agreement, except as otherwise expressly provided herein, shall, however, be cumulative in nature and not exclusive and shall be in addition to any other remedies whatsoever which any party may otherwise have. Each Party acknowledges that the existence of any other remedy contemplated by this Agreement, except as otherwise expressly provided in Section 9.2(b), does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. Each Party further acknowledges and agrees that injunctive relief and/or specific performance will not cause an undue hardship to such party.
11.12    Exclusivity of Agreement. The Parties have voluntarily agreed to define their rights, liabilities, and obligations respecting the subject matter of this Agreement exclusively in contract pursuant to the express terms and provisions of this Agreement, and the Parties expressly disclaim that they are owed any duties not expressly set forth in this Agreement. The sole and exclusive remedies for any breach of the terms and provisions of this Agreement (including any representations and warranties set forth herein) shall be those remedies available at law or in equity for breach of contract only (as such contract remedies may be further limited or excluded pursuant to the express terms of this Agreement); and the Parties hereby waive and release any and all tort claims and causes of action that may be based upon, arise out of, or relate to this Agreement, or the negotiation, execution, or performance of this Agreement (including any tort claim or cause of action based upon, arising out of, or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement).

11.13    Stockholders’ Representative.
(a)    By voting in favor of the adoption of this Agreement, the approval of the principal terms of the Merger, and the consummation of the Merger or participating in the Merger and receiving the benefits thereof, including the right to receive the consideration payable in connection with the Merger, each Non-Series C Stockholder, Participating Warrantholder and the Participating Optionholder shall be deemed to have approved the designation of the Stockholders’ Representative as the representative, agent, proxy, and attorney-in-fact for all the Non-Series C Stockholders, Participating Warrantholders, and Participating Optionholders for all purposes under this Agreement including the full power and authority on the Non-Series C Stockholders’, Participating Warrantholders’ and Participating Optionholders’ behalf: (i) to consummate the transactions contemplated by this Agreement including the execution and delivery of all other agreements, instruments, and documents contemplated hereby or executed in connection herewith, (ii) to negotiate disputes arising under, or relating to, this Agreement, and the other agreements, instruments, and documents contemplated hereby or executed in connection herewith, (iii) to recover from any amounts received or to be received by the Non-Series C Stockholders, the Participating Warrantholders, and the Participating Optionholders pursuant to this Agreement, or otherwise to satisfy any and all obligations or liabilities incurred by the Stockholders’ Representative in the performance of its duties hereunder, (iv) to execute and deliver any amendment or waiver to this Agreement, and the other agreements, instruments, and documents contemplated hereby or executed in connection herewith (without the prior approval of the Non-Series C Stockholders, the Participating Warrantholders, or the Participating Optionholders), and (v) to take all other actions to be taken by or on behalf of the Stockholders, the Participating Warrantholders, and the Participating Optionholders in connection with this Agreement, and the other agreements, instruments, and documents contemplated hereby or executed in connection herewith. The Non-Series C Stockholders, the Participating Warrantholders, and the Participating Optionholders, further agree that such agency and proxy are coupled with an interest, are therefore irrevocable without the consent of the Stockholders’ Representative and shall survive the death, incapacity, bankruptcy, dissolution, or liquidation of any Non-Series C Stockholder, Participating Warrantholder or Participating Optionholder. All decisions and actions by the Stockholders’ Representative shall be binding upon all of the Non-Series C Stockholders, Participating Warrantholders, and Participating Optionholders, and no Non-Series C Stockholder, Participating Warrantholder or Participating Optionholder shall have the right to object, dissent, protest, or otherwise contest the same. The Stockholders’ Representative shall have no duties or obligations hereunder except those set forth herein and such duties and obligations shall be determined solely by the express provisions of this Agreement.
(b)    Each Non-Series C Stockholder, Participating Warrantholder and Participating Optionholder hereby agrees to indemnify, defend and hold harmless the Stockholders’ Representative and its agents and assigns from and against all liabilities, penalties, forfeitures, fines, claims, actions, damages, losses, costs and expenses (including legal and other professional fees and expenses, and litigation costs and all expense of document location, duplication and shipment) of any kind (whether known or unknown, fixed or contingent) (“Stockholders’ Representative Expenses”) arising out of or in connection with the Stockholders’ Representative’s execution and performance of this Agreement and any agreements ancillary hereto in each case as any such Stockholders’ Representative Expenses is suffered or incurred; provided, that in the event that any such Stockholders’ Representative Expense is finally adjudicated to have been directly caused by the fraud, gross negligence or willful misconduct of the Stockholders’ Representative, the Stockholders’ Representative will reimburse the Non-Series C Stockholders, Participating Warrantholders, and Participating Optionholders the amount of such indemnified Stockholders’ Representative Expense to the extent attribute to such fraud, gross negligence or willful misconduct. If not paid directly to the Stockholders’ Representative by the Non-Series C Stockholders, Participating Warrantholders, and Participating Optionholders, any such Stockholders’ Representative Expenses may be recovered by the Stockholders’ Representative from: (1) the Stockholders’ Representative Expense Holdback and (2) the amounts in the Working Capital Holdback, at such time as remaining amounts would be otherwise distributable to the Non-Series C Stockholders, Participating Warrantholders, and Participating Optionholders; provided, that while this Section 11.13(b) allows the Stockholders’ Representative to be paid from the aforementioned sources of funds, this does not relieve the Non-Series C Stockholders, Participating Warrantholders, and Participating Optionholders from their obligation to promptly pay such Stockholders’ Representative Expenses as they are suffered or incurred, nor does it prevent the Stockholders’ Representative from seeking any remedies available to it at law or otherwise. In no event will the Stockholders’ Representative be required to advance its own funds on behalf of the Non-Series C Stockholders, Participating Warrantholders, and Participating Optionholders or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of the Non-Series C Stockholders, Participating Warrantholders, and Participating Optionholders set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Stockholders’ Representative under this Section 11.13(b). The foregoing indemnities will survive the Closing, the resignation or removal of the Stockholders’ Representative or the termination of this Agreement.
(c)    The Stockholders’ Representative shall not have by reason of this Agreement a fiduciary relationship in respect of any Non-Series C Stockholder, Participating Warrantholder or Participating Optionholder. The Stockholders’ Representative shall not be liable to any Non-Series C Stockholder, Participating Warrantholder or Participating Optionholder for any action taken or omitted by the Stockholders’ Representative or any agent employed by the Stockholders’ Representative hereunder or under any other document or instrument contemplated hereby, or in connection therewith, except that the Stockholders’ Representative shall not be relieved of any liability directly resulting from the Stockholder Representatives’ fraud, gross negligence or willful misconduct. The Stockholders’ Representative shall not be liable to any of the Stockholders, Participating Warrantholders, or Participating Optionholders for any action or omission taken in good faith or pursuant to the advice of counsel. The Stockholders’ Representative shall not be required to make any inquiry concerning either the performance or observance of any of the terms, provisions or conditions of this Agreement.
(d)    The Stockholders’ Representative Expense Holdback will be used for the purposes of paying directly, or reimbursing the Stockholders’ Representative for, any Third-Party expenses pursuant to this Agreement and any agreements ancillary hereto. The Non-Series C Stockholders, Participating Warrantholders, and Participating Optionholders will not receive any interest or earnings on the Stockholders’ Representative Expense Holdback and irrevocably transfer and assign to the Stockholders’ Representative any ownership right that they may otherwise have had in any such interest or earnings. The Stockholders’ Representative will not be liable for any loss of principal of the Stockholders’ Representative Expense Holdback other than as a result of its fraud, gross negligence or willful misconduct. The Stockholders’ Representative will hold these funds separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy. As soon as practicable following the completion of the Stockholders Representative’s responsibilities, the Stockholders’ Representative will deliver any remaining balance of the Stockholders’ Representative Expense Holdback to the Paying Agent for further distribution to the Non-Series C Stockholders, Participating Warrantholders, and Participating Optionholders. For tax purposes, the Stockholders’ Representative Expense Holdback will be treated as having been received and voluntarily set aside by the Non-Series C Stockholders, Participating Warrantholders, and Participating Optionholders at the time of Closing.
(e)    The Stockholders’ Representative may resign at any time. If the Stockholders’ Representative resigns or is otherwise unable or unwilling to serve in such capacity, then the Principal Stockholders will appoint a new Person to serve as a replacement for such Stockholders’ Representative and will provide prompt written notice thereof to Tyler. Until such notice is received, Tyler will be entitled to rely on the actions and statements of the previous Stockholders’ Representative and all such actions and statements shall be binding on the Non-Series C Stockholders, Participating Warrantholders, and Participating Optionholders.
[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.
TYLER:
TYLER TECHNOLOGIES, INC.
By:
H. Lynn Moore, Jr.
President
MERGER SUB:
DEDOMENA ACQUISITION, INC.
By:
H. Lynn Moore, Jr.
President
SOCRATA:
SOCRATA, INC.
By:
Name:
Title:
STOCKHOLDERS’ REPRESENTATIVE:
SHAREHOLDER REPRESENTATIVE SERVICES LLC, solely in its capacity as the Stockholders’ Representative
By:
Name:
Title:

Signature Page to Agreement and Plan of Merger

Signature Page to Agreement and Plan of Merger

ANNEX I
Defined Terms
“280G Approval” has the meaning set forth in Section 6.4(c).
“Accountant” has the meaning set forth in Section 3.5(c).
“Accounting Guidelines” means the same accounting methods, practices, principles, policies, and procedures, with consistent classifications, judgments, and valuation and estimation methodologies that were used in the preparation of the Audited Year-End Financial Statements for the most recent audited fiscal year-end as if such accounts were being prepared and audited as of a fiscal year-end.
“Additional Settlement Payables” means any amounts payable pursuant to the Settlement Agreement other than the Initial Settlement Payable.
“Affiliate” of, or “Affiliated” with, means, when used with respect to a specified Person, any other Person controlling, directly or indirectly controlled by, or under common control with the specified Person. For purposes of this definition, “control,” when used with respect to any specified Person, means the power to direct the management and policies of the Person whether through the ownership of voting securities or by Contract.
“Agreement” has the meaning set forth in the preamble of this Agreement.
“Alternative Transaction” has the meaning set forth in Section 6.3(b).
“Ancillary Documents” means the Support Agreements and the Employment Agreements.
“Audited Year-End Financial Statements” has the meaning set forth in Section 4.7(a)(i).
“Authorization” means any authorization, permit, consent, or approval granted by any Governmental Authority (excluding any authorizations, permits, consents, or approvals of a Governmental Authority arising out of such Governmental Authority’s relationship with Socrata as a customer, partner or other similar relationship in the ordinary course of business).
“Balance Sheet Date” has the meaning set forth in Section 4.7(a)(iii).
“Business Day” means a day other than a Saturday, Sunday, or other day on which commercial banks in Dallas, Texas are authorized or required by Law to close.
“Cash” means all cash, cash equivalents, and marketable securities.
“Change of Control Payments” has the meaning set forth in Section 4.14(b).
“Closing” has the meaning set forth in Section 2.2.
“Closing Balance Sheet” has the meaning set forth in Section 3.5(b).

ANNEX I        Page 1

“Closing Company Cash” means Socrata’s Cash as of the opening of business on the Closing Date.
“Closing Company Debt” means Socrata’s short-term indebtedness and long-term indebtedness (including the current portion thereof) for borrowed money as of the opening of business on the Closing Date, excluding (a) any Transaction Expenses, (b) any Current Liabilities, (c) any accounts payable incurred in the ordinary course of business, (d) the Initial Settlement Payable, and (e) the Additional Settlement Payables.
“Closing Date” has the meaning set forth in Section 2.2.
“Closing Merger Consideration” has the meaning set forth in Section 3.2(a)(ii).
“Closing Working Capital” means the Socrata Working Capital as of the opening of business on the Closing Date.
“Code” means the Internal Revenue Code of 1986, as amended.
“Competitive Business” means any business that competes with the business conducted by Socrata as of the date of this Agreement or the Closing, including any business that provides Governmental Authorities with open data platforms and any services related thereto.
“Confidentiality Agreement” means that certain Mutual Confidentiality Agreement, dated as of June 3, 2016, by and between Tyler and Socrata.
“Consideration Spreadsheet” has the meaning set forth in Section 3.4(b)(i).
“Contract” shall mean any binding agreement, contract, lease, consensual obligation, promise, or undertaking (whether written or oral).
“Current Assets” means the current assets of Socrata, as determined in accordance with the Accounting Guidelines except as adjusted pursuant to this definition, including (a) accounts receivable, trade (net of allowance for doubtful accounts) and any unbilled revenue booked in accordance with Socrata's treatment of unbilled revenue in the Financial Statements, and (b) prepaid expenses and other current assets, but (i) excluding Cash and (ii) receivables from any of Socrata’s Affiliates, directors, employees, officers, or Stockholders and any of their respective Affiliates, determined in accordance with GAAP applied using the Accounting Guidelines.
“Current Liabilities” means the current liabilities of Socrata, as determined in accordance with the Accounting Guidelines except as adjusted pursuant to this definition, including, without duplication, (a) accounts payable, (b) accrued liabilities, (c) total Deferred Revenue Liabilities, including the long-term portion thereof, (d) accrued and unpaid Change of Control payments, but excluding (i) short-term indebtedness (other than accounts payable incurred in the ordinary course of business), (ii) current portion of long-term indebtedness, (iii) 50% of total Deferred Revenue Liabilities, (iv) 50% of accrued and unpaid Severance Costs, (v) Transaction Expenses, (vi) Closing Company Debt, and (vi) payables to any of Socrata’s Affiliates, directors, employees, officers, or Stockholders and any of their respective Affiliates. For the avoidance of doubt, accrued liabilities

ANNEX I        Page 2

shall include the Initial Settlement Payable to the extent unpaid and outstanding, but shall exclude the Additional Settlement Payables.
“Deal Communications” has the meaning set forth in Section 6.15(b).
“Deductible” has the meaning set forth in Section 10.7(a).
“Deferred Revenue Liabilities” means, with respect to any specified date, the outstanding liabilities of Socrata with respect to advance payments for (a) maintenance or services or (b) installation of Software or Software systems.
“DGCL” has the meaning set forth in Section 2.1.
“Disclosure Schedule” shall mean the Schedules delivered under this Agreement.
“Disclosure Schedule Supplement” has the meaning set forth in Section 11.10.
“Dissenting Shares” has the meaning set forth in Section 3.3.
“Effective Time” has the meaning set forth in Section 2.4.
“Employment Agreements” has the meaning set forth in Section 6.8(e).
“Encumbrances” means all liens, encumbrances, mortgages, pledges, security interests, charges, options, preemptive rights, rights of first refusal, reservations, restrictions or other encumbrances or defects in title.
“Environmental, Health, and Safety Laws” means any federal, state, or local Law, now in effect, including any judicial or administrative interpretation thereof, any judicial or administrative order, consent decree or judgment, or agreement with any Governmental Authority, relating to (a) pollution or exposure to Hazardous Substances, (b) the protection, preservation, or restoration of the environment, including laws relating to exposures to, or emissions, discharges, releases, or threatened releases of Hazardous Substances into ambient air, surface water, ground water, or land surface or subsurface strata, or (c) the manufacture, processing, labeling, distribution, use, treatment, storage, transport, handling, or disposal of any Hazardous Substance. “Environmental, Health, and Safety Laws” include, without limitation, (i) the Federal Comprehensive Environmental Response Compensation and Liability Act of 1980 (CERCLA), 42 U.S.C. §§ 9601 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. §§ 6901 et seq., the Federal Water Pollution Control Act, 33 U.S.C. §§ 1251 et seq., the Toxic Substances Control Act, 15 U.S.C. §§ 2601 et seq., the Clean Air Act, 42 U.S.C. §§ 7401 et seq., the Safe Drinking Water Act, 42 U.S.C. §§ 300f et seq., the Hazardous Materials Transportation Act, 49 U.S.C. §§ 5101 et seq., the Atomic Energy Act, 42 U.S.C. §§ 2011 et seq., and the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. §§ 136 et seq., in each case as amended from time to time, and any other federal, state, or local Laws relating to any of the foregoing, and (ii) any common law or equitable doctrine (including injunctive relief and tort doctrines such as negligence, nuisance, trespass, and strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of, effects of, or exposure to any Hazardous Substance.

ANNEX I        Page 3

“ERISA” has the meaning set forth in Section 4.15(a).
“ERISA Affiliate” means any corporation or trade or business under common control with Socrata as determined under Sections 414(b), (c), (m), or (o) of the Code.
“Estimated Closing Balance Sheet” has the meaning set forth in Section 3.5(a).
“Estimated Closing Company Cash” has the meaning set forth in Section 3.5(a).
“Estimated Closing Working Capital” has the meaning set forth in Section 3.5(a).
“Exclusivity Period” has the meaning set forth in Section 6.3.
“Exhibits” means any or all of the exhibits attached to and made a part of this Agreement.
“Final Closing Company Cash” has the meaning set forth in Section 3.5(d).
“Final Closing Working Capital” has the meaning set forth in Section 3.5(d).
“Financial Statements” has the meaning set forth in Section 4.7(a)(ii).
“FIRPTA Statement” has the meaning set forth in Section 7.11.
“Fixed Assets” has the meaning set forth in Section 4.10(a).
“Fully Diluted Shares” means the sum of (a) the aggregate number of shares of Socrata Common Stock (other than shares of Socrata Common Stock directly owned by Socrata, but including Dissenting Shares) issued and outstanding immediately prior to the Effective Time, plus (b) the aggregate number of shares of Series A Preferred Stock and Series B Preferred Stock, determined on an as-converted-to-Socrata Common Stock basis (other than shares of such Socrata Stock directly owned by Socrata, but including Dissenting Shares), issued and outstanding immediately prior to the Effective Time, plus (c) the aggregate number of shares of Socrata Stock issuable upon the exercise of all vested and In-Money Options and In-Money Warrants immediately prior to the Effective Time (and immediately prior to any cancellation of such Options pursuant to Section 3.2(a)).
“Fundamental Representations” has the meaning set forth in Section 10.6.
“GAAP” shall mean U.S. generally accepted accounting principles for financial reporting applied consistently.
“Governmental Authority” means any federal, state, local, or foreign government, political subdivision or governmental or regulatory authority, agency, board, bureau, commission, instrumentality, or court or quasi-governmental authority.
“Hazardous Substances” means any substance presently listed, defined, designated, or classified as hazardous, toxic, radioactive, or dangerous, or otherwise regulated, under any Environmental, Health, and Safety Law. The term “Hazardous Substances” includes, without limitation, any substance to which exposure is regulated by any Governmental Authority or any

ANNEX I        Page 4

Environmental, Health, and Safety Law including any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance or petroleum or any derivative or by-product thereof, radon, radioactive material, asbestos or asbestos containing material, urea formaldehyde foam insulation, lead, or polychlorinated biphenyls.
“Holder Group” has the meaning set forth in Section 6.15.
“Indemnified Party” has the meaning set forth in Section 10.3.
“Indemnifying Party” has the meaning set forth in Section 10.3.
“Information Systems” has the meaning set forth in Section 4.12(k).
“Initial Settlement Payable” means an amount equal to $455,000 payable pursuant to the Settlement Agreement within 45 days of the effective Date of the Settlement Agreement.
“In-Money Option” means any Option other than an Out-of-Money Option.
“In-Money Warrant” means any Warrant other than an Out-of-Money Warrant.
“Insurance Policy” has the meaning set forth in Section 4.16(a).
“Intellectual Property” means all of the following in the United States and foreign countries: (a) patents, patent disclosures, patented and patentable designs and inventions, all design, plant and utility patents, letters patent, utility models, pending patent applications and provisional applications, and all issuances, divisions, continuations, continuations-in-part, reissues, extensions, reexaminations and renewals of such patents and applications; (b) trademarks, service marks, trade dress, corporate names, fictitious business names, logos, and slogans (and all translations, adaptations, derivations, and combinations of the foregoing), together with all goodwill associated with each of the foregoing; (c) Internet domain names; (d) original works of authorship in any medium of expression, whether or not published, copyrights and copyrightable works; (e) registrations and applications for any of the foregoing; (f) trade secrets, confidential information, technical data, know-how, and inventions; (g) Software and Technology; and (h) all rights to sue at law or in equity and recover and retain damages, costs and attorneys’ fees for past, present and future infringement and any other rights relating to any of the foregoing, including the right to receive all proceeds therefrom (including without limitation license fees, royalties, income, payments, claims, damages, and proceeds of a suit in any country).
“Interim Balance Sheet” has the meaning set forth in Section 4.7(a)(iii).
“Interim Financial Statements” has the meaning set forth in Section 4.7(a)(iii).
“Internal Use Software” means licensed Software used by Socrata in the operation of its business (and not held for sublicense to customers in the ordinary course of business) and includes “off-the-shelf,” non-customized third-party Software licensed to Socrata for internal use on a non-exclusive basis).
“IRS” means the United States Internal Revenue Service or any successor Governmental Authority.

ANNEX I        Page 5

“Knowledge” means with respect to any Person, such Person is actually aware of the particular fact or matter. Without limiting the foregoing, (i) the Knowledge of Socrata is deemed to include the Knowledge of Kevin Merritt, Dan Wassel, and Safouen Rabah, and (ii) the Knowledge of Tyler or Merger Sub is deemed to include the Knowledge of H. Lynn Moore, Jr., Brian K. Miller, and Abigail Diaz.
“Law” or “Laws” means any and all federal, state, local, or foreign statutes, laws, ordinances, codes, regulations, orders, decrees, judgments, and rules of any Governmental Authority, including those covering environmental, Tax, energy, safety, health, transportation, bribery, recordkeeping, zoning, discrimination, antitrust, and wage and hour matters, in each case as amended and in effect from time to time.
“Lease” has the meaning set forth in Section 4.10(b).
“Leased Real Property” has the meaning set forth in Section 4.10(b).
“Legal Request” has the meaning set forth in Section 6.15(c).
“Letter of Intent” means that certain letter of intent, dated March 14, 2018, between Tyler and Socrata.
“Letter of Transmittal” has the meaning set forth in Section 3.4(c)(ii).
“Licensed Intellectual Property” has the meaning set forth in Section 4.12(c).
“Loss” or “Losses” means all actual, out-of-pocket liabilities, losses, claims, damages, assessments, adjustments, fees, costs, and expenses (including reasonable attorneys’ fees and costs).
“Material Adverse Effect” shall mean any change, circumstance, condition, effect, event, occurrence, result, or state of facts that is, or could reasonably be expected to become, individually or in the aggregate, materially adverse to the financial condition or results of operations of Socrata; but excluding any change, circumstance, condition, effect, event, occurrence, result, or state of facts: (a) relating to economic, financial, banking, or securities markets, or geopolitical conditions in general; (b) relating to the software services industry generally, to the extent such change, circumstance, condition, effect, event, occurrence, result, or state of facts does not materially, disproportionately impact Socrata; (c) relating to changes in Law; (d) relating to changes in applicable accounting regulations or principles or interpretations thereof; (e) relating to the announcement or pendency of this Agreement and the transactions contemplated hereby, including any termination of, reduction in, or similar negative impact on relationships, contractual or otherwise, with any customers, distributors, employees, partners, or suppliers of Socrata to the extent due to the announcement and performance of this Agreement or the identity of the Parties, or the performance of this Agreement and the transactions contemplated hereby, including compliance with the covenants set forth herein; (f) resulting from changes by Socrata in their accounting methods, policies, or procedures; (g) relating to acts of war or terrorism involving the United States or its interests or any escalation or worsening of any of the foregoing; (h) the failure by Socrata to meet any internal or other projections, budgets, plans, or forecasts of its revenues, earnings, or other financial performance or results of operations (it being understood that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into

ANNEX I        Page 6

account in determining whether there has been, a Material Adverse Effect if such facts and circumstances are not otherwise described in clauses (a)–(g) of this definition), or (i) relating to any breach of this Agreement, or any other action taken, by either Tyler Entity.
“Material Contracts” has the meaning set forth in Section 4.11(a).
“Material Customers” has the meaning set forth in Section 4.11(a).
“Merger” has the meaning set forth in Recital A of this Agreement.
“Merger Filing” has the meaning set forth in Section 2.4.
“Merger Sub” has the meaning set forth in preamble of this Agreement.
“Non-Employee Participating Optionholders” means a Participating Optionholder who (i) is not a current or former employee of Socrata or any subsidiary of Socrata and (ii) holds Options with respect to which Socrata has no Tax withholding obligations.
“Non-Series C Stockholders” means Stockholders holding Socrata Common Stock, Series A Preferred Stock, or Series B Preferred Stock solely in such Stockholders’ capacity as a holder of Socrata Common Stock, Series A Preferred Stock, or Series B Preferred Stock (and expressly excluding any such Stockholder in their capacity as a holder of Series C Preferred Stock).
“Objection Notice” has the meaning set forth in Section 3.5(c).
“Option” means any option to purchase Socrata Common Stock granted under the Stock Option Plan that is still outstanding immediately prior to the Effective Time.
“Optionholder” means a holder of an Option.
“Other Per Share Merger Consideration” has the meaning set forth in Section 3.1(c).
“Out-of-Money Option” means any Option having an exercise price in excess of the Other Per Share Merger Consideration, calculated for this purpose as if all Options were included in clause (C) of the definition of “Total Merger Consideration” and in the definition of “Fully Diluted Shares.”
“Out-of-Money Warrant” means any Warrant having an exercise price in excess of the Other Per Share Merger Consideration, calculated for this purpose as if all Options were included in clause (C) of the definition of “Total Merger Consideration” and in the definition of “Fully Diluted Shares.”
“Owned Intellectual Property” has the meaning set forth in Section 4.12(a).
“Owned Real Property” has the meaning set forth in Section 4.10(b).
“Parachute Payments” has the meaning set forth in Section 6.4(c).
“Parachute Waiver” has the meaning set forth in Section 6.4(c).

ANNEX I        Page 7

“Participating Optionholder” means a holder of a Vested In-Money Option that is participating in the Total Merger Consideration pursuant to Section 3.2(a).
“Participating Warrantholder” means a holder of an In-Money Warrant that is participating in the Total Merger Consideration pursuant to Section 3.2(c).
“Party” or “Parties” has the meaning set forth in preamble of this Agreement.
“Paying Agent” has the meaning set forth in Section 3.4(c)(i).
“Per Share Merger Consideration” means the Series C Per Share Merger Consideration or the Other Per Share Merger Consideration.
“Perkins” has the meaning set forth in Section 6.15(a).
“Permitted Encumbrances” means (a) any Encumbrances reserved against in the Interim Balance Sheet; (b) Encumbrances for Taxes not yet due and payable or which are being contested in good faith and by appropriate Proceedings if adequate reserves with respect thereto are maintained on Socrata’s books and records in accordance with GAAP applied using the Accounting Guidelines; (c) obligations under operating and capital leases described on Schedule 4.8(a); (d) all Contracts, instruments, obligations, Encumbrances, defects, and irregularities of title, if any affecting Socrata’s assets which, individually or in the aggregate, do not materially interfere with the present operation of Socrata or its business or the use of Socrata’s assets; (e) mechanics, carriers’, workmen’s, repairmen’s or other like liens arising or incurred in the ordinary course of business, provided Socrata is not in default of any obligation related thereto or giving rise thereto; (f) easements, rights of way, zoning ordinances, and other similar encumbrances affecting real property; (g) Encumbrances arising under original purchase Contracts and equipment leases with Third Parties entered into in the ordinary course of business; and (h) Encumbrances disclosed on Schedule A-1.
“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a Governmental Authority.
“Post-Closing Tax Period” means any Taxable period beginning after the Closing Date and, with respect to any Taxable period beginning before and ending after the Closing Date, the portion of such Taxable period beginning after the Closing Date.
“Post-Closing Taxes” means Taxes of Socrata for any Post-Closing Tax Period.
“Pre-Closing Tax Period” means any Taxable period ending on or before the Closing Date and, with respect to any Taxable period beginning before and ending after the Closing Date, the portion of such Taxable period ending on and including the Closing Date.
“Pre-Closing Taxes” means Taxes of Socrata for any Pre-Closing Tax Period.
“Principal Stockholders” means Stockholders entitled to receive an aggregate of not less than 80% of the Total Merger Consideration pursuant to the Merger.
“Privileged Deal Communications” has the meaning set forth in Section 6.15(b).

ANNEX I        Page 8

“Pro Rata Share” means, with respect to any Non-Series C Stockholder, Participating Warrantholder, or Participating Optionholder, the percentage (a) having a numerator equal to the sum of (i) aggregate amount of cash distributable to such Non-Series C Stockholder pursuant to Section 3.1(c) in respect of shares of Common Stock, Series A Preferred Stock ,and Series B Preferred Stock, and (ii) aggregate amount of cash distributable to such Participating Warrantholder or Participating Optionholder pursuant to Section 3.2 in respect of In-Money Options and In-Money Warrants; and (b) having a denominator equal to the aggregate amount of cash distributable to all Non-Series C Stockholders, Participating Warrantholders, and Participating Optionholders pursuant to Sections 3.1(c) and 3.2 in respect of shares of Common Stock, Series A Preferred Stock, Series B Preferred Stock, In-Money Options, and In-Money Warrants. The sum of all Pro Rata Shares shall be one hundred percent (100%).
“Proceeding” means any action, suit, claim, investigation, review, or other judicial or administrative proceeding, at Law or in equity, before or by any Governmental Authority or arbitration panel.
“Qualified Plan” has the meaning set forth in Section 4.15(b).
“Representative” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants, and other agents of such Person.
“Required Consents” has the meaning set forth in Section 6.7(a).
“Restraints” has the meaning set forth in Section 8.1(a).
“Schedule” means one of the disclosure schedules constituting the Disclosure Schedule.
“Seller Parties” has the meaning set forth in Section 6.15(a).
“Series A Preferred Stock” means the Series A Preferred Stock, $0.0001 par value per share, of Socrata.
“Series B Preferred Stock” means the Series B Preferred Stock, $0.0001 par value per share, of Socrata.
“Series C Merger Consideration” means the aggregate Series C Per Share Merger Consideration.
“Series C Per Share Merger Consideration” has the meaning set forth in Section 3.1(b).
“Series C Preferred Stock” means the Series C Preferred Stock, $0.0001 par value per share, of Socrata.
“Settlement Adjustment Amount” means $172,800.00.
“Settlement Agreement” means that certain Settlement and Mutual Release Agreement, dated as of March 22, 2018, by and among Socrata and Munetrix, LLC.
“Severance Costs” has the meaning set forth in Section 6.8(b).

ANNEX I        Page 9

“Socrata” has the meaning set forth in the preamble of this Agreement.
“Socrata Common Stock” means the Common Stock, $0.0001 par value per share, of Socrata.
“Socrata Developed Software” has the meaning set forth in Section 4.12(j).
“Socrata Foundation” means Socrata Foundation, a Washington nonprofit corporation.
“Socrata Outside Date” has the meaning set forth in Section 9.1(d).
“Socrata Payroll Agent” has the meaning set forth in Section 3.4(c)(iii).
“Socrata Plan” has the meaning set forth in Section 4.15(a).
“Socrata Preferred Stock” means, collectively, the Series A Preferred Stock, the Series B Preferred Stock, and the Series C Preferred Stock.
“Socrata Stock” means all of the issued and outstanding capital stock of Socrata, which consists of the Socrata Common Stock and the Socrata Preferred Stock.
“Socrata Working Capital” means: (a) the Current Assets of Socrata, less (b) the Current Liabilities of Socrata.
“Software” means, except to the extent generally available for purchase from a Third Party, any and all (a) computer programs, including any and all software implementations of algorithms, models, and methodologies, whether in source code or object code, (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (c) descriptions, flow-charts, and other work product used to design, plan, organize, and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons, and icons, and (d) all documentation including user manuals and other training documentation related to any of the foregoing.
“Stock Certificate” means a certificate formerly representing any shares of Socrata Stock.
“Stock Plan” means the Socrata, Inc. 2007 Equity Incentive Plan.
“Stockholder” means a holder of Socrata Stock.
“Stockholder Consent” has the meaning set forth in Section 6.4.
“Stockholders’ Representative” has the meaning set forth in the preamble to this Agreement.
“Stockholders’ Representative Expense Holdback” means $375,000.00.
“Stockholders’ Representative Expenses” has the meaning set forth in Section 11.13(b).
“Straddle Period” has the meaning set forth in Section 7.6.
“Support Agreement” has the meaning set forth in Section 8.2(c).

ANNEX I        Page 10

“Survival Period” has the meaning set forth in Section 10.6.
“Surviving Corporation” has the meaning set forth in Section 2.1.
“Tax” or “Taxes” (or “Taxable” where the context requires) means any and all U.S. federal, state, local, or non-U.S. net or gross income, gross receipts, net proceeds, built-in gains, sales, use, ad valorem, value added, franchise, margins, withholding, payroll, employment, excise, property, deed, stamp, alternative or add-on minimum, profits, windfall profits, transaction, license, lease, service, service use, occupation, severance, energy, Transfer Taxes, unemployment, social security, workers’ compensation, capital, premium, recapture, environmental (including taxes under Section 59A of the Code), customs, duties, net worth, registration, business license fees, estimated, and other taxes, fees, assessments, or charges, whether disputed or not, together with any interest, penalties, additions to tax, or additional amounts with respect thereto and any interest in respect of such additions or penalties.
“Tax Claim” has the meaning set forth in Section 7.7.
“Tax Representations” has the meaning set forth in Section 10.6.
“Tax Return” shall mean any report, statement, form, return, or other document or information required to be supplied to a Governmental Authority responsible for Taxes in connection with Taxes.
“Technology” means, collectively, all designs, formulae, algorithms, procedures, methods, techniques, ideas, know-how, research and development, technical data, programs, subroutines, tools, materials, specifications, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice), apparatus, creations, improvements, works of authorship and other similar materials, and all recordings, graphs, drawings, reports, analyses, and other writings, and other tangible embodiments of the foregoing, in any form whether or not specifically listed herein, and all related technology, other than any in the form of Software.
“Third Party” means a Person that is not a Party or Affiliated with a Party.
“Total Merger Consideration” has the meaning set forth in Section 3.2(a)(ii).
“Transaction Expenses” means, without duplication, the amount of the outstanding fees, costs, and expenses (including fees, costs, and expenses of legal counsel, investment bankers, brokers, or other Representatives and consultants and appraisal fees, costs, and expenses of Socrata or the Stockholders) incurred by Socrata in connection with the negotiation, preparation, approval, or authorization of this Agreement or the transactions contemplated hereby and that are outstanding as of immediately prior to the Closing, to the extent not paid by Socrata before the Closing and that are not the direct liability and obligation of one or more Stockholders (and, therefore, not accrued by Socrata), including without limitation accrued, but unpaid premiums for any “tail” director and officer insurance policies obtained pursuant to Section 6.12(b). For avoidance of doubt, Transaction Expenses do not include any Closing Company Debt or Current Liabilities that are not included as part of Closing Company Debt or Current Liabilities. A detailed schedule of the Transaction Expenses shall be included with the Consideration Spreadsheet.

ANNEX I        Page 11

“Transfer Taxes” means any and all sales, use, value-added, transfer, real property transfer, recording, documentary, stamp, registration, stock transfer, and other similar Taxes or fees.
“Tyler” has the meaning set forth in preamble of this Agreement.
“Tyler Entity” or “Tyler Entities” has the meaning set forth in preamble of this Agreement.
“Tyler Material Adverse Effect” shall mean any change, circumstance, condition, effect, event, occurrence, result, or state of facts that prevents or materially impedes, interferes with, hinders, or delays, or could reasonably be expected to do so, beyond the Socrata Outside Date the consummation by the Tyler Entities of the Merger or the other transactions contemplated by this Agreement.
“Tyler Outside Date” has the meaning set forth in Section 9.1(c).
“Tyler Parties” has the meaning set forth in Section 6.15(a).
“Tyler Plan” has the meaning set forth in Section 6.8(a).
“Unaudited Year-End Financial Statements” has the meaning set forth in Section 4.7(a)(ii).
“VEBA” has the meaning set forth in Section 4.15(a).
“Vested In-Money Option” means any In-Money Option that is vested.
“Warrant” means issued and outstanding warrant to acquire capital stock of Socrata.
“Working Capital Holdback” means $1,000,000.00, representing the amount of Total Merger Consideration to be withheld by Tyler at Closing, subject to Section 3.5. The Consideration Spreadsheet shall set forth the allocation of the Working Capital Holdback among the Non-Series C Stockholders, the Participating Warrantholders, and the Participating Optionholders based upon the allocation of Total Merger Consideration among them.
“Year-End Financial Statements” has the meaning set forth in Section 4.7(a)(ii).

ANNEX I        Page 12

ANNEX II
Interpretation
1.All references to Sections, Articles, Exhibits, Annexes, or Schedules are to Sections, Articles, Exhibits, Annexes, or Schedules of this Agreement.
2.The words “herein,” “hereof,” “hereunder,” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section, or other subdivision.
3.Accounting terms that are not otherwise defined in this Agreement have the meanings given to them under GAAP, and if the definition of an accounting term defined in this Agreement is inconsistent with the meaning of such term under GAAP, the definition set forth in this Agreement will control.
4.“$” refers to U.S. dollars.
5.The terms “include,” “includes,” and “including” are not limiting, but rather shall be deemed to be followed by the words “without limitation” if such words or the equivalent thereof are not present.
6.The term “or” has, except where otherwise indicated, the inclusive meaning represented by the phrase “and/or.”
7.The terms defined in Annex I and elsewhere in this Agreement include the plural as well as the singular.
8.Pronouns refer to the masculine, feminine, or neuter gender as the identity of the applicable Person may require.
9.Captions and headings are only for reference.
10.The term “day” refers to a calendar day unless expressly identified as a Business Day.

EXHIBIT A
Form of Letter of Transmittal

EXHIBIT B
Form of Support Agreement